May 5, 2009

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

Re:	ERHC Energy Inc.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008
Filed December 15, 2008
Supplemental Response Submitted March 5, 2009
File No. 0-17325

Dear Ms. Parker:

In connection with your review of Form 10-K of ERHC Energy, Inc. (the “Company”), we respectfully submit the following responses to the comments included in your letter of March 30, 2009.

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2007

Controls and Procedures, page 63

Management's Annual Report on Internal Control over Financial Reporting, page 63

Comment 1

We note your response to prior comment 6 from our comment letter dated January 23, 2009 and reissue such comment. Please revise your disclosure to provide your management's conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2007. In addition, please make conforming changes in this section with respect to your auditors' attestation report.

Response

We have revised our disclosure to provide management's conclusion regarding the effectiveness of internal control over financial reporting as of September 30, 2007 with conforming changes in the section with respect to your auditors' attestation report.

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 5, 2009

Annual Report on Form 10-K for Fiscal Year Ended September 30, 2008

Documents Incorporated by Reference

Comment 2

It appears that you no longer intend to incorporate by reference portions of your definitive proxy statement into Part III of your annual report. Please update this section accordingly.

Response

We no longer intend to incorporate by reference portions of your definitive proxy statement into Part III of your annual report because we amended our Form 10-K to incorporate such information. We have updated the section accordingly.

Explanatory Note

Comment 3

Revise this section for accuracy. For example, when you file an amended annual report for your fiscal year ended September 30, 2008, such amendment will be Amendment No. 2 to such report, and such amendment will not be filed solely to disclose Part III information. Please update this section accordingly.

Response

We have revised this section for accuracy as follows:

We filed our Annual Report on Form 10-K for the year ended September 30, 2008 on December 15, 2008 (the “Original Report”). We subsequently filed Amendment No. 1 on Form 10-K/A (“Amendment 1”) solely to disclose Part III Information which was incorporated by reference to the Original Report.  We are filing Amendment No. 2 on Form 10-K/A (“Amendment 2”) solely to disclose additional information or revise disclosures in Amendment 1 based on comments from the Securities and Exchange Commission regarding Amendment 1. No other changes to Amendment 1 are included in this Amendment other than to disclose additional information or revise disclosures in Amendment 1 based on comments from the Securities and Exchange Commission.

We have made no attempt in this Amendment to modify or update the disclosures presented in the Original Report or Amendment 1 other than as noted in the previous paragraph. Also, this Amendment does not reflect events occurring after the filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report, Amendment 1 and our other filings with the SEC subsequent to the filing of the Original Report.

Directors and Executive Officers of the Registrant: and Corporate Governance, page 62

Comment 4

Please provide the disclosure required by Item 401 of Regulation S-K with respect to each of your executive officers. For example, we note your inclusion of James Ledbetter, Sylvan Odobulu and David Bovell as "named executive officers" in your summary compensation table at page 67, but you do not provide the disclosure required by Item 401 with respect to each such individual. See Exchange Act Rule 3b-7 for the definition of "executive officer”.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 5, 2009

Response

We have revised our executive compensation table to include disclosure required by item 401 for James Ledbetter, Sylvan Odobulu and David Bovell.

Compensation of Directors, page 63

Comment 5

You state that "the number of stock awards granted to each director during the 2008 fiscal year was determined by reference to the director's cash awards in an equal amount that would yield thirty to fifty percent of total annual compensation to all directors." If you intended to provide that the number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director, please so state. In addition, please disclose how the shares granted are "restricted." See our prior comment 1 from our letter dated November 6, 2008 with respect to your annual report for the fiscal year ended September 30, 2007.

Response

We have revised our disclosure as follows:

The number of stock awards granted to each director during the 2008 fiscal year was determined that the number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2008. Stock awards to directors are restricted shares under Rule 144 of the Securities Act of 1933, but they include no conditions for vesting.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

Comment 6

Please revise your disclosure to clarify which officers are the "named executive officers" for whom you are providing disclosure regarding compensation. For example, we note your disclosure at page 66 of your draft proposed amendment that the compensation committee has the responsibility to review and approve the annual compensation for your chief executive officer, your technical vice president and the chief financial officer. However, your summary compensation table discloses the compensation of additional individuals. In addition, it is not clear which executive officer serves as your "chief financial officer."

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 5, 2009

Response

We have revised our disclosure to include all named executive officers as follows:

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Operating Officer and Acting Chief Executive Officer, the Technical Vice President, the Controller and Head Office Administrator, the Acting Chief Financial Officer, and the Vice President - Corporate Development  (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

We have revised our summary compensation table to indicate that Sylvan Odobulu is our Principal Accounting Officer.

Summary Compensation Table, page 67

Comment 7

Please revise your table to include disclosure regarding compensation for your fiscal year ended September 30, 2006. See Item 402 (c) (1) of Regulation S-K. We note that you included such disclosure in your annual report on Form 10-K for your fiscal year ended September 30, 2007.

Response

We have revised the summary compensation table to include disclosure regarding compensation for our fiscal year ended September 30, 2006.

Comment 8

We note your disclosure that Peter Ntephe and David Bovell are each contracted through your holding company. Please file any related contracts as exhibits to your filing. See Item 601 (b) (10) of Regulation S-K.

Response

We have included as Exhibits 10.20 to 10.23, employment Agreement with Sylvan Odobulu, David Alan Bovell and Peter Ntephe.

Potential Payments upon Termination or Change of Control, page 69

Comment 9

With respect to Mr. Ledbetter's employment agreement, please quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j) of Regulation S-K. In calculating such payments, you should apply the assumption that the triggering event took place on the last business day of your last completed fiscal year. See Instruction 1 to Item 402(j). In addition, please disclose that after twelve months from the date of commencement of the primary term of the employment agreement, Mr. Ledbetter shall also be entitled to any incentive compensation accrued up to the date of termination. See our prior comment 14 from our letter dated November 6, 2008 with respect to your annual report for the fiscal year ended September 30, 2007.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
May 5, 2009

Response

We have added a table that includes the information required by item 402(j) of Regulation S-K. No potential payments for termination or change of control are available to employees until they have provided six months of service under their employment contracts. Only Mr. Ledbetter Inc. has been under contact for greater than six months at September 30, 2008 and, accordingly, only Mr. Ledbetter is entitled to any compensation under his employment agreement for termination without cause or upon change of control. No accrued incentive compensation remains unpaid for any employee at September 30, 2008.

Security Ownership of Certain Beneficial Owners and Management and Related

Stockholder Matters, page 70

Comment 10

Please provide the disclosure required by Item 403 of Regulation S-K with respect to each of your executive officers.

Response

We have amended our disclosure to include the information required by Item 403 of Regulation S-K with respect to each of your executive officers.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2007

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325
(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐  No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐           Accelerated Filer ☒           Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐  No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2007 was $144,547,630.

On November 30, 2007, the registrant had 721,938,550 shares of common stock issued and outstanding.

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Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.  Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words “expect,” “intend,” “plan,” “predict,” “anticipate,” “estimate,” “believe,” “should,” “could,” “may,” “might,” “will,” “will be,” “will continue,” “will likely result,” “project,” “forecast,” “budget” and similar expressions.  Statements made by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

·	business strategy;

·	growth opportunities;

·	future development of concessions, exploitation of assets and other business operations;

·	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

·	future uses of and requirements for financial resources;

·	interest rate and foreign exchange risk;

·	future contractual obligations;

·	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

·	future operations outside the United States;

·	competitive position;

·	expected financial position;

·	future cash flows;

·	future liquidity and sufficiency of capital resources;

·	future dividends;

·	financing plans;

·	tax planning;

·	budgets for capital and other expenditures;

·	plans and objectives of management;

·	compliance with applicable laws; and

·	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

·	general economic and business conditions;

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·	worldwide demand for oil and natural gas;

·	changes in foreign and domestic oil and gas exploration, development and production activity;

·	oil and natural gas price fluctuations and related market expectations;

·	termination, renegotiation or modification of existing contracts;

·	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

·	policies of the various governments regarding exploration and development of oil and gas reserves;

·	advances in exploration and development technology;

·	the political environment of oil-producing regions;

·	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

casualty losses;

·	competition;

·	changes in foreign, political, social and economic conditions;

·	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

·	risks of potential contractual liabilities;

·	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

·	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

·	regulatory initiatives and compliance with governmental regulations;

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·	compliance with environmental laws and regulations;

·	compliance with tax laws and regulations;

·	customer preferences;

·	effects of litigation and governmental proceedings;

·	cost, availability and adequacy of insurance;

·	adequacy of the Company’s sources of liquidity;

·	labor conditions and the availability of qualified personnel; and

·	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.  Forward-looking statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

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PART I

Item 1. Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) is an independent oil and gas company formed in 1986.  The Company was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone, but will rely on reputable  technical operators, with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corp to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the energy industry, including supply and trading.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the Nigeria and Sao Tome and Principe JDZ from the JDA established pursuant to the Treaty between FRN and the DRSTP, Godsonic would transfer whatever Godsonic received in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil from the oil production until Addax recovers all ERHC’s costs.

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Pursuant to an Amendment to the Participation Agreement dated February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By a second Amendment to the Participation Agreement, entered into on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 from ERHC to Godsonic was entered into by ERHC (on behalf of the ERHC/Addax consortium) and Godsonic subject to Godsonic meeting stipulated financial and other conditions. Pursuant to another Amendment to the Participation Agreement entered into on April 11, 2006, ERHC and Addax provisionally agreed that if Godsonic did not meet the financial and other conditions as stipulated in the Letter Agreement on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.

In July 2007, ERHC acted on behalf of the ERHC/Addax consortium in JDZ Block 4 to reclaim Godsonic’s 9% share because Godsonic failed to meet certain obligations. Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%. ERHC and Addax are currently in arbitration, under amicable conditions, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claim by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

In February 2006, ERHC sold a 15% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited ("Addax Sub") leaving a 10% participating interest in Block 3 to ERHC. In exchange, Addax Sub paid ERHC $7.5 million in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to pay all of ERHC's future costs in respect of petroleum operations in Block 3. Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of ERHC's costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are covered by production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible to ERHC for obtaining Sinopec’s participation in Block 2. ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Our business strategy is to enter into agreements to exploit the Company’s interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves and has worked to realize the value of the assets it has acquired in this region.  The Company’s current operations include those below, details of which can be found at the link:http://www.erhc.com/en/cms/?169

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JDZ - ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ - The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

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Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follow

·	JDZ Block 2: 22.0% Working interest percentage
·	JDZ Block 3: 10.0% Working interest percentage
·	JDZ Block 4: 26.7% Working interest percentage (subject to transfer of 7.2% to Addax )
·	JDZ Block 5: 15.0% Working interest percentage
·	JDZ Block 6: 15.0% Working interest percentage
·	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).

The estimate of "recoverable reserves potential" based on WesternGeco's report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).

Operations in JDZ Block 4

ERHC's consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4. (Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts). Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC's consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2(Note that even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present ill economically producible amounts).. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of Sгo Tomй & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of Sгo Tomй & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and Sгo Tomй & Principe, respectively.

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Background of the EEZ

The government of Sгo Tomй & Principe has awarded ERHC rights to participate in exploration and production activities in Sгo Tomй & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

·	The right to receive up to two blocks of ERHC’s choice; and
·	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sгo Tomй that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo. The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

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The following chart  represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

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JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 20051	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum  Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

1 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.

2 See the immediately preceding footnote.

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Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

Government Regulation

In the event the Company begins activities relating to the exploration and exploitation of hydrocarbons, it will be required to make the necessary expenditures to comply with the applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. Inasmuch as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size.

Competition

Strong competition exists in all sectors of the oil and gas industry. ERHC competes with other independent oil and gas companies for equipment and personnel required to explore, develop and operate properties. Competition is also prevalent in the marketing of oil, gas and natural gas liquids. Higher recent commodity prices have increased the costs of properties available for acquisition, and there are a greater number of companies with the financial resources to pursue acquisition opportunities. Certain of the Company’s competitors have financial and other resources substantially larger than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

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Employees

As of September 30, 2007, the Company had five (5) full-time employees and a consultant who serves as the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at  http://www.sec.gov .

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be harmed.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas business and has incurred significant operating losses.  The Company has incurred net operating losses of $4,976,765 in fiscal 2007 and $43,118,918 since inception.  The Company had net losses of $1,756,904 in fiscal 2007. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company had net losses of $11,270,478 in fiscal 2005, and $57,993,079 since inception.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas business

The Company’s operations to date have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

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The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically locate oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ or EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ or EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s areas of control. These factors include:

•	the availability of future capital resources to the Company and the other participants to be used for drilling wells;

•	the approval of other participants for the drilling of wells on the projects;

•	the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas; and

•	the availability of deep water drilling rigs.

The Company’s reliance on other project participants and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to sustaining and managing its rights under these agreements.  The Company’s success depends on its ability to exploit these assets, of which there is no assurance that it  will be successful.

The Company has limited sources of working capital

The Company is currently focused on exploiting its rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP, but no current sources of income or working capital other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation agreements. If the Company is unsuccessful in its efforts in to exploit its existing working interests in exploration acreage in the JDZ and EEZ, the Company could face significant working capital issued that could cause the curtailment of operations and could ultimately bring the Company’s continued existence into question.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies and individuals are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company is Subject to the Volatility of Foreign Governments

The Company’s primary assets are located in “emerging markets” controlled by governments that are historically more volatile than the US government.  Because of less developed economies and less mature governments in the countries where our primary assets are located, we are exposed us to significant foreign government volatility. We face the risk that national policies may restrict our ability to fully exploit our primary asset. We also face greater risks of expropriation, confiscatory taxation and nationalization. These risks relate to over-dependence on exports in emerging markets, especially with respect to primary commodities, making these economies vulnerable to changes in commodities prices. Foreign governments face challenges with overburdened infrastructure, obsolete or unseasoned financial systems, environmental problems, less developed legal systems, andin some instances, war.

15

The Company’s Business Interests Are Located Outside of the United States Which Subjects It to Risks Associated with International Activities.

At September 30, 2007, the Company’s major assets were located outside the United States.  Apart from cash maintained in United States’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the Company with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such corrupt payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the corrupt payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

16

The Company’s business interests are located in the Gulf of Guinea offshore of central West Africa and are subject to the Volatility of Foreign Governments

All of our primary assets are located the in the Gulf of Guinea offshore of central West Africa. The governments of Nigeria and the island nation of Sao Tome and Principe granted our participation interests in various concessions in their offshore waters. The governments of Nigeria and Sao Tome and Principe exist in extremely volatile political and economic circumstances and the Company is subject to all the risks associated with those governments. These risks include, but are not limited to:

•	Loss of future revenue and our concessions as a result of hazards such as war, acts of terrorism, insurrection and other political risks

•	Increases in taxes and governmental interests

•	Unilateral renegotiation of contracts by government entities

•	Difficulties in enforcing our rights against a governmental agency because of the doctrine of sovereign immunity and foreign sovereignty over international operations

•	Changes in laws and policies governing operations of foreign-based companies, and

•	Currency restrictions and exchange rate fluctuations

Our foreign operations may also be adversely affected by laws and policies of the United States affecting foreign trade and taxation. Realization of any of these factors could materially and adversely affect our financial position, results of operations and cash flows.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

17

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

·	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

·	damage to our business, operations and reputation;

·	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or business value;

·	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

·	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

Continuing negative publicity arising out of these investigations could also adversely affect our business and prospects in the commercial marketplace.  In addition, these investigations have resulted in increased expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company  incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2007, ERHC has incurred substantial costs  in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

The Company has limited sources of working capital

The Company believes that its working capital requirements for 2008 will be approximately $2,000,000 based on maintaining operations at their current level and the generation of interest income at levels similar to 2007. Our consortium partners will pay all of ERHC’s future costs in respect of all petroleum operations subject to total reimbursement upon production. Accordingly, the commencement of drilling operations is not expected to have a significant impact on our working capital requirements. Management believes that our current cash resources will be adequate to maintain our planned operations throughout the drilling and exploration phase of existing participation agreements.

The Company is currently focused on exploiting its interests in Blocks 2, 3, 4, 5, 6 and 9 but has no current source of income other than interest income from cash investments generated from the sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot be predicted.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance that its current price will be maintained.

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The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the future. The Company intends to retain any earnings to fund its operations.  Therefore, the Company does not anticipate paying any cash dividends on the common stock in the foreseeable future.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Company is currently under examination by the Internal Revenue Service

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination should conclude in the next few months.  If adjustments are found, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on its operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

None.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest.  The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues. Today, ERHC has interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe.  ERHC has additional interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ). The Company’s rights in  the JDZ and in the EEZ expire on October 1, 2024, or if the company has a producing working interests in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Joint Development Zone

 ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coastline of Nigeria and Sao Tome and  Principe that is adjacent to several large petroleum discovery areas. ERHC's rights in the JDZ include:

·	JDZ Block 2: 22.0% Working interest

·	JDZ Block 3: 10.0% Working interest

·	JDZ Block 4: 26.7% Working interest* (subject to transfer of 7.2% to Addax Petroleum)

·	JDZ Block 5: 15.0% Working interest

·	JDZ Block 6: 15.0% Working interest

·	JDZ Block 9: 20.0% Working interest

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Sao Tome and  Exclusive Economic Zone

The government of Sгo Tomй & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the Democratic Republic of Sao Tome and Principe (DRSTP) and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, or if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

ERHC’s rights include the following:

·	The right to receive up to two blocks of ERHC’s choice; and

·	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  ERHC disputes the consideration that Addax should pay to ERHC for the 7.2%.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  ERHC and Addax are currently in arbitration to resolve the issue.  The parties are also exploring mediation as a potential alternative.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

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PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is sporadic and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past two fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

As of November 30, 2007, there were approximately 2,243 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 30, 2007 was $0.23.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

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·
During the second fiscal quarter of 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

·
During the fourth fiscal quarter of 2007, there were an aggregate of 300,000 shares of common stock due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2007, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the years ended September 30, 2003 and 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2007	2006	2005	2004	2003

Operating expenses	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426	$1,944,655
Interest expense	(1,843)	(2,099)	(1,147,248)	(1,671,759)	(1,209227)
Other Income (expense)	1,498,704	1,123,141	278,804	163,797	-
Loss on extinguishment of debt	-	-	(5,749,575)	-	-
Provision for taxes	(1,723,000)	2,063,000	-	-	-
Net income (loss)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)	(3153882)
Net income (loss) per share – basic and diluted	0.00	0.03	(0.02)	(0.01)	(0.01)
Weighted average shares of common stock outstanding	720,966,165	712,063,980	671,164,058	592,603,441	567,788,483

	As of September 30,
Balance Sheets Data	2007	2006	2005	2004	2003

DRSTP Concession fee	$2,839,500	$2,839,500	$5,679,000	$5,679,000	$5,679,000
Total assets	39,854,641	45,878,249	6,720,210	5,728,556	5,735,744
Total liabilities	5,947,982	10,390,126	2,799,011	14,757,208	16,283,506
Shareholders' equity (deficit)	33,906,659	35,488,123	3,941,199	(9,028,652)	(10,547,762)

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Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of our business, financial condition and overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing agreements with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring its assets in the JDZ.  The technical and operation expertise in conducting exploration operations will be provided by participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the energy industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).
(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.
(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.
(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.
(5)	No contracts have been entered into as of the date hereof.
(6)
Includes the 9% reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

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Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006
1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd

1b. Sinopec International Petroleum and Production Corporation

2a. Addax Energy Nigeria Limited

2b. Addax Petroleum Corporation

3. ERHC Energy Inc

ERHC assigns  28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

Consideration from Sinopec to to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

In addition, Sinopec and  Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc 2a. Addax Petroleum Resources Nigeria Limited 2b. Addax Petroleum Corporation
ERHC assigns  15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

Consideration from Addax Sub to ERHC for the 15% interest (the “acquired interest”) is $7.5 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

Addax is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

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JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005(1)	1. ERHC Energy Inc 2a. Addax Petroleum Nigeria (Offshore 2) Limited 2b. Addax Petroleum NV
ERHC shall assign 33.3%2 of participating interest to Addax Petroleum  Nigeria Offshore Limited (“Addax”) (leaving ERHC with a 26.7% participating interest). (2)

Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

In addition, Addax to pay all of ERHC’s future costs  for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax  recovers 100% of the carried costs

3 By an Amendment to the Participation Agreement dated  February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3% .  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.
4 See the immediately preceding footnote.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but no current sources of income other than interest income from cash investments that it purchased with funds generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot currently be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future revenue; however, the Company has no formal plans to derive income from sources other than the sale of participation interests in additional Blocks or through income generated from successful development of its interests under existing participation

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Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and that effect the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for us beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on its financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

26

Former Operations - Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years, however, management believes that the accrual is appropriate and conservative at this time.

Results of Operations

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice investigation.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005, the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2007, the Company had working capital of $31,002,664.  The Company believes that it has sufficient liquidity to meet working capital requirements for fiscal 2008.  .

The Company believes that its working capital requirements for 2008 will be approximately $2,000,000 based on maintaining operations at their current level and the generation of interest income at levels similar to 2007. Our consortium partners will pay all of ERHC’s future costs in respect of all petroleum operations subject to total reimbursement upon production. Accordingly, the commencement of drilling operations is not expected to have a significant impact on our working capital requirements. Management believes that our current cash resources will be adequate to maintain our planned operations throughout the drilling and exploration phase of existing participation agreements.

Through September 30, 2007, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and documents production costs. These costs have had a significant negative impact on the Company’s cash flows from operations and ERHC expects the use of cash to address these investigations, if continued at current levels could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can currently assess the magnitude of future cash requirement that could result from prolonged investigations or any negative findings that arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into substantial doubt.

27

Off-Balance Sheet Arrangements

As of September 30, 2007, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2007, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	454,920	107,040	321,120	26,760	-

Total	$488,433	$140,553	$321,120	$26,760	$-

(1)	This represents a convertible note to Joseph Charles and Associates, for which the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2007, all of the Company's operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  As well, changes in exchange rates may adversely affect the Company's future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

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Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2007	30

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2007 and 2006	31

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2007 and 2006	32

Consolidated Statements of Operations for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	33

Consolidated Statements of Shareholders' Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2007	34

Consolidated Statements of Cash Flows for the Years Ended September 30, 2007, 2006 and 2005, and for the period from inception, September 5, 1995, to September 30, 2007	45

Notes to Consolidated Financial Statements	47

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years then ended, and our reports dated December 7, 2007 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years then ended.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the three years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2007 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 7, 2007

31

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2007 and 2006

	2007	2006

ASSETS
Current assets:
Cash	$34,721,933	$40,991,114
Prepaid expenses and other current assets	179,955	1,073,031
Income tax refundable	1,568,758	-
Deferred tax asset – current	480,000	480,000

Total current assets	36,950,646	42,544,145

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	64,495	14,604
Deferred tax asset	-	480,000

Total assets	$39,854,641	$45,878,249

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$5,183,979	$6,784,004
Accounts payable and accrued liabilities, related parties	238,614	69,439
Accrued interest	6,876	5,023
Federal income taxes payable	-	3,013,147
Asset retirement obligation	485,000	485,000
Convertible debt	33,513	33,513

Total current liabilities	5,947,982	10,390,126

Commitments and contingencies	-	-

Shareholders' equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000 shares; issued and outstanding 721,938,550 and 718,988,982 at September 30, 2007 and 2006, respectively	72,193	71,899
Additional paid-in capital	91,827,545	91,652,399
Deficits accumulated in the development stage	(57,993,079)	(56,236,175)

Total shareholders’ equity	33,906,659	35,488,123

Total liabilities and shareholders' equity	$39,854,641	$45,878,249

The accompanying notes are an integral part of these financial statements.

32

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Operating costs and expenses:
General and administrative Expenses	$4,645,783	$5,979,609	$4,954,848	$64,093,110
Depreciation, depletion and amortization	6,676	9,147	21,917	1,385,930
Gain from sale of partial interest in DRSTP Concession	-	(30,102,250)	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

(Loss) gain from operations	(4,652,459)	24,113,494	(4,976,765)	(43,118,918)

Other income and (expenses):
Interest income	26,494	1,123,141	1,998,704	3,148,339
Gain (loss) from settlements	252,310	-	(500,000)	(247,690)
Other income	-	-	-	439,827
Interest expense	(1,147,248)	(2,099)	(1,843)	(12,125,062)
Loss on extinguishment of debt	(5,749,575)	-	-	(5,749,575)

Total other income and expenses, net	(6,618,019)	1,121,042	1,496,861	(14,534,161)

Income (loss) before benefit (provision) for income taxes	(11,270,478)	25,234,536	(3,479,904)	(57,653,079)

Benefit (provision) for income taxes
Current	-	(3,023,000)	1,243,000	(1,780,000)
Deferred	-	960,000	480,000	1,440,000

Total benefit (provision) for income taxes	-	(2,063,000)	1,723,000	(340,000)

Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)

Net income (loss) per common shares Basic and diluted	$(0.02)	$0.03	$0.00

Weighted average number of common shares outstanding -
Basic	671,164,058	712,063,980	720,966,165
Diluted	671,164,058	717,410,403	720,966,165

The accompanying notes are an integral part of these financial statements.

33

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88

Common stock issued for Services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)
Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for
Services	138,277	14	528,263	-	-	-	528,277
Common stock issued for Equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements.

34

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements.

35

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

The accompanying notes are an integral part of these financial statements.

36

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable, debt,accrued interest and penalties	42,334,767	4,233	6,768,054	-	-	-	6,772,287
Common stock issued for officer's salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712
Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements.

37

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for con -version of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

The accompanying notes are an integral part of these financial statements.

38

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-	-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and pay-ment of accrued interest And penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer's salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements.

39

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements.

40

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash Less exercise of options And/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements.

41

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit	347,517	347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash Less exercise of options And/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements.

42

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred Compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for board compensation	4,665,000	467	1,976,081	-	-	-	1,976,548
Common stock issued for cash Less exercise of options And/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements.

43

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2007, (Unaudited for the Period from Inception to September 30, 1998)

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Subscription Receivable	Deferred Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued for cash Less exercise of options And/or warrants	2,949,568	294	(294)	-	-	-	-
Net income	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,550	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements.

44

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$(11,270,478)	$23,171,536	$(1,756,904)	$(57,993,079)
Adjustments to reconcile net income (loss) to net cash used by operating activities
Depreciation, depletion and amortization expenses	6,676	9,147	21,917	1,385,930
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	-	(960,000)	480,000	(480,000)
Compensatory stock options	-	1,084,340	175,440	1,259,780
Gain from settlement	(252,310)	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	-	(30,102,250)	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	784,348	-	-	2,793,929
Amortization of deferred Compensation	449,737	-	-	1,257,863
Common stock issued for services	-	-	-	20,897,077
Common stock issued for settlements	-	-	-	225,989
Common stock issued for officer Bonuses	-	-	-	5,015,000
Common stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Common stock issued for board compensation	-	1,976,548	-	1,976,548

Gain (loss) on extinguishment of debt	5,749,575	-	-	5,682,368
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,835)	(1,040,938)	893,077	(179,954)
Income tax refundable	-	-	(1,568,758)	(1,568,758)
Accounts payable and other accrued liabilities	324,454	(1,210,546)	(1,598,173)	(2,612,896)
Accrued federal income taxes	-	3,013,147	(3,013,147)	-
Accrued officers' salaries	(76,275)	-	-	-
Accounts payable, and accrued liabilities, related party	2,146,375	(1,995,236)	169,175	238,614
Accrued interest - related party	386,228	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(1,757,505)	$(6,054,252)	$(6,197,373)	$(33,597,253)

The accompanying notes are an integral part of these financial statements.

45

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2005, 2006 and 2007 and for the Period from Inception,
September 5, 1995, to September 30, 2007

				Inception to September 30,
	2005	2006	2007	2007
				(Unaudited)
Cash Flows from Investing Activities
Release of restricted cash	$3,026	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest In DRSTP concession	-	45,900,000	-	45,900,000
Purchase of furniture and equipment	(27,303)	(3,124)	(71,808)	(877,200)

Net cash provided (used) by investing Activities	(24,277)	45,896,876	(71,808)	39,343,800

Cash Flows from Financing Activities:
Proceeds from warrants exercised	-	160,000	-	160,000
Proceeds from common stock, net of expenses	-	-	-	6,955,049
Proceeds from related party line of credit	2,750,000	-	-	2,750,000
Proceeds from related party debt	-	-	-	158,700
Proceeds from related party convertible debt	-	-	-	8,207,706
Proceeds from convertible debt	-	-	-	9,019,937
Proceeds from note payable to bank	-	-	-	175,000
Proceeds from shareholder loans	-	-	-	1,845,809
Collection of stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by investing activities	2,750,000	160,000	-	28,975,386

Net increase (decrease) in cash and cash equivalents	968,218	40,002,624	(6,269,181)	34,721,933

Cash and cash equivalents, beginning of period	20,272	988,490	40,991,114	-

Cash and cash equivalents, end of period	$988,490	$40,991,114	$34,721,933	$34,721,933

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	-	-	2,378,905	-

The accompanying notes are an integral part of these financial statements

46

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2007, 2006 and 2005 and for the Period from Inception,
September 5, 1995, to September 30, 2007

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is an independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiary, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with three financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $100,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s current focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and Addax Energy Nigeria Limited ("Addax Ltd.") to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

47

Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company's experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

48

Income taxes

ERHC accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 - “ Accounting for Income Taxes, ” which provides for an asset and liability approach in accounting for income taxes.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted  income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2007 and 2005, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began  recording  compensation  expense associated  with  stock  options  and  other  forms of  equity  compensation  in accordance with Statement of Financial  Accounting  Standards No. 123R, Share-Based  Payment,  as interpreted by SEC Staff Accounting  Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options  according to the  provisions  of  Accounting  Principles  Board  Opinion  No. 25, Accounting  for Stock  Issued to  Employees,  and related  interpretations,  and therefore no related  compensation  expense was recorded for awards granted with no intrinsic  value.  ERHC adopted the modified  prospective  transition method   provided  for  under  SFAS No. 123R, and consequently, has  not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options  recognized in the first quarter of Fiscal 2006  includes:  1) quarterly  amortization  related to the  remaining unvested  portion of all stock option  awards granted prior to October 1, 2005, based on the grant date fair value  estimated  in  accordance  with the original provisions of SFAS No. 123; and 2) quarterly  amortization  related to all stock option awards granted  subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for ERHC beginning the first quarter of fiscal 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 157 would have on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the potential impact that adoption of FIN No. 48 would have on its financial statements.

49

Reclassifications

During the year ended September 30, 2005, ERHC corrected a 1,222,153 understatement in the number of shares of common stock outstanding that has consistently existed for many years. The shares were issued at a time when the stock had no significant value and, accordingly, the correction of outstanding shares resulted in a $122 increase in common stock and a corresponding decrease in additional paid-in capital. All periods presented have been corrected to include these additional shares.

Certain prior year amounts have been reclassified to conform to the current year presentation

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2007 and 2006:

	2007	2006

Accrued success fee	$-	$1,500,000
Accrued stock payable – success fee	4,803,750	4,803,750
Accrued settlement payable	-	175,000
Accounts payable	380,228	305,254

	$5,183,978	$6,784,004

Note 3 – Revision to Financial Statements

ERHC had revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 - Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	33.3% (4)	26.7% (6)
5	15%	(5)	(5)	(5)
6	15%	(5)	(5)	(5)
9	20%	(5)	(5)	(5)

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(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 33.3% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% reclaimed by ERHC from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic's inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic. Pursuant to the Amendment to the Participation Agreement made on April 11, 2006, the 9% is subject to distribution between Addax (7.2%) and ERHC (1.8%), if agreement is reached between the parties on the amount payable by Addax to ERHC for said interest.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC/Noble received less than a 26% bid-interest award in Block 4. Godsonic would transfer whatever Godsonic received in the Block to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA,. ERHC/Noble would transfer the excess over 26% to Godsonic.

In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block. In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement of October 24, 2005, ERHC and Addax undertook to transfer a 9% interest, out of the 35% bid interest, to Godsonic subject to Godsonic meeting financial and other conditions. In November 2005, ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax.  Under the Participation Agreement, ERHC’s “Retained Interest” would be 17.7% in Block 4.  The Participation Agreement stated Addax’s cash payment obligations to ERHC to be $18 million, which was paid in February and March 2006.

By an Amendment made on February 23, 2006, ERHC and Addax amended the Participation Agreement so that the Assigned Interest to Addax would be changed to 33.3% while ERHC’s Retained Interest would remain at 17.7%. By another Amendment made on March 14, 2006, ERHC and Addax further amended the Participation Agreement so that the “Assigned Interest” would be 33.3% and ERHC’s “participating interest” would be 26.7%.

On March 15, 2006, an agreement to assign 9% in Block 4 to Godsonic was entered into between ERHC and Godsonic subject to Godsonic meeting stipulated financial and other conditions. By a further Amendment made on April 11, 2006 to the Participation Agreement, ERHC and Addax provisionally agreed that if Godsonic did not meet the obligations on the 9% interest to be transferred to Godsonic and was foreclosed from all claims to the 9% interest, ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  See Note 10.

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In July 2007, ERHC acted on behalf of the Addax/ERHC consortium to reclaim Godsonic’s 9% share of JDZ Block 4 because Godsonic failed to meet certain obligations.  Addax claims entitlement under the existing agreements to 7.2% out of the recovered 9%, leaving 1.8% remaining with ERHC.  If finalized, this would increase ERHC’s share of JDZ Block 4 from 17.7% to 19.5%.  ERHC and Addax are amicably exchanging statements in arbitration, to resolve whether or not additional consideration is due to ERHC from Addax for the 7.2% claimed by Addax under the terms of the existing agreements. The parties are also exploring mediation as an alternative to seeing arbitration to conclusion.

Under the Participation Agreement between ERHC and Addax, as variously amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4. Addax is entitled to up to 100% of ERHC’s share of cost oil and 50% of ERHC’s share of profit oil until Addax recovers ERHC’s costs.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria ("Sinopec"), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited ("Addax Ltd.") leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC's future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC's allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until they recover ERHC's costs and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those costs are covered by production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost Basis	Cash Proceeds	Success Fees (1)	Gain Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 - DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC also will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

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Note 6 - Convertible Debt

At September 30, 2007 and 2006, ERHC had $33,513 of nonaffiliated convertible debt and $6,876 accrued but unpaid interest outstanding.  At September 30, 2007 and 2006, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $6,876.

Note 7 - Income Taxes

At September 30, 2007, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2007 and September 30, 2006 are as follows:

	2007	2006

Net operating losses	$931,241	$3,410,000
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	1,096,141	3,574,900
Valuation allowance	(616,141)	(2,614,900)

Net deferred tax asset	$480,000	$960,000

The $480,000 deferred tax asset represents the minimum NOL carryback claim from losses in the next year against the year ended September 30, 2006 taxable income should no income be produced in future years.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2007, 2006 and 2005, is as follows:

	Years Ended September 30,
	2007	2006	2005

Income tax benefit (provision) at federal statutory rate	$1,183,167	$(8,579,742)	$3,831,962
Gain on sale of assets	-	59,243	-
Change in valuation allowance	1,998,759	19,179,493	340,989
Expiration and adjustment of NOL’s	(1,364,518)	(12,266,000)	(1,022,244)
Director’s stock compensation	(30,090)	(44,896)	(627,130)
Consultants stock option expense	(59,650)	(368,676)	-
Accrued interest not paid	-	-	(390,064)
Amortization of deferred compensation	-	-	(152,910)
Loss on extinguishment of debt	-	-	(1,954,856)
State income tax	-	(9,853)	-
Penalties	(3,621)	(31,771)	-
Other	(1,047)	(798)	(25,747)

Income tax benefit (provision)	$1,723,000	$(2,063,000)	$-

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Note 8 - Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

During 2005, 3,375,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.

Common Stock Issued For Settlement of Accounts Payable

In 2005 and prior years, ERHC issued shares of common stock for settlement of outstanding accounts payable to various creditors. During the year ended September 30, 2005, ERHC issued 735,000 shares of common stock with an aggregate value of $359,789 for payment of accounts payable balances.

Common Stock Issued For Services

During the years ended September 30, 2007, 2006 and 2005, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048); (iii) 340,000 shares for 2005 services (these shares had a fair value of $144,500); and (iv) 4,000,000 rendered to the chairman of the board for his long-term history of services to ERHC (these shares had a fair value of $1,700,000).

Common Stock Issued For Conversion of Debt and Payment of Accrued Interest

ERHC has issued shares of common stock for the conversion of convertible debt notes and accrued interest on convertible debt notes.  During the year ended September 30, 2005, non-affiliated note holders converted $1,677,371 of convertible debt and accrued interest into 8,387,062 shares of common stock.  The conversion price was $0.20 per share.  ERHC issued Chrome Energy, an entity controlled by the majority shareholder 14,023,352 shares of common stock, 12,465,202 issued immediately, 623,260 shares issued on the advance of $1,000,000 and the remaining 934,890 shares upon receipt of an additional $1,500,000 available under the working capital line.  In addition, ERHC issued 12,308,359 shares of common stock to satisfy current interest accrued but not paid of $2,461,712.  The shares of common stock to Chrome for entering into the debt restructuring had a fair value of $5,749,575 and have been recorded as a loss on extinguishment of debt in the September 2005 statement of operations.

During the year ended September 30, 2005, ERHC issued 73,100,954 shares of common stock to Chrome for conversion of all of its debt representing $12,634,084 of principal and $158,583 of accrued interest.

During the year ended September 30, 2007 and 2006 there were no shares issued for the conversion of convertible debt.

Common Stock Issued for Settlement of Lawsuits

During the year ended September 30, 2005, ERHC issued 595,000 shares of common stock to settle its lawsuits. The shares issued  had a fair value of $394,450.

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

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During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007.

Warrants/Options

Information regarding warrants/options and their respective changes as of and for the fiscal years ended September 30, 2007, 2006 and 2005 are as follows:

	Warrants						Options
	2007		2006		2005		2007	2006		2005

Outstanding, beginning of year		20,866,940		15,166,940		16,166,940	-		3,000,000	3,000,000
Granted		-		6,500,000		-	1,000,000		-	-
Exercised	(a)	(5,625,000)	(b)	(800,000)	(c)	(1,000,000)	-	(d)	(2,000,000)	-
Expired/cancelled		(1,840,000)		-		-	-		(1,000,000)	-

Outstanding, end of year		13,401,940		20,866,940		15,166,940	1,000,000		-	3,000,000

Exercisable		13,401,940		20,866,940		15,166,940	-		-	2,000,000

(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised  at $0.20 per share and proceeds of $160,000 were received.
(c) During 2005, 1,000,000 warrants were exercised on a cashless basis for 587,364 shares of common stock.
(d) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

The weighted average option and warrant exercise price information as of and for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	Warrants			Options
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	$0.37	$0.37	$0.36	$-	$-	$0.30
Granted	-	0.36	-	-	-	-
Exercised	0.20	0.20	0.20	-	-	-
Expired/cancelled	(0.50)	-	-	-	-	-

Outstanding, end of year	$0.43	$0.37	$0.37	$-	$-	$0.30

Exercisable	$0.43	$0.37	$0.37	$-	$-	$0.30

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Significant warrant groups outstanding at September 30, 2007, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

Grant Grouping	Warrants Outstanding	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Contractual Years

Chrome	2,500,000	$0.25	$0.25	1.27
Common stock purchase	9,731,940	0.41	0.20-0.55	1.13
S-1/S-3 contingent	1,050,000	0.75	0.75	(a)
Other	120,000	3.00	3.00	1.25

(a)These warrants expire 14 months after ERHC files an effective S-1 or S-3 registration statement.

Note 9 - Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and do not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claims entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC.  The parties are currently in arbitration to determine whether additional consideration is payable to ERHC under the existing agreements for the 7.2% claimed by Addax.  If Addax’s claims are successful, ERHC’s share of JDZ Block 4 will increase from 17.7% to 19.5% and Addax’s share of the JDZ Block 4 will increase from 33.3% to 40.5% for no additional consideration paid to ERHC.  The parties are also exploring mediation as a potential alternative to arbitration.

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Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Employment and Consulting Agreements

At September 30, 2004, ERHC had accrued salaries of $723,035, owed to former officers. The amounts and rights claimed by these officers were subject to lawsuits in which ERHC negotiated final settlements in 2005. During 2005, ERHC paid $76,275 and issued 595,000 shares of common stock valued at $394,450 to fully settle these claims and recognized a $252,310 gain in connection with the settlement.

In December 2006, ERHC hired an employee who receives a monthly salary and may receive options for a total of 1,000,000 shares of common stock upon completing one full year of service and attaining management set performance targets.  These options have a cashless exercise provision.

From August 1, 2004 until January 20, 2006, Ali Memon was ERHC’s President and Chief Executive Officer.  Mr. Memon had a three-year employment agreement that originally included a base salary of $150,000 per year. On January 20, 2006, by mutual agreement with the Board of Directors, Ali Memon resigned both positions.   Under Mr. Memon’s employment agreement, ERHC expensed the remaining net salary to be paid with the final payment made in August 2007.

On January 21, 2006, the Board of Directors appointed Walter Brandhuber as Director and Chief Executive Officer. On March 20, 2006, the Board of Directors appointed Franklin Ihekwoaba as Director and Vice President Finance.  On July 24, 2006, both resigned by mutual agreement with the Board of Directors.  The Board of Directors appointed Board Member Nicolae Luca as Interim Chief Executive Officer until a successor is named. Mr. Luca had served as a Non-Executive Director from February 2001.  Mr. Luca currently receives no cash compensation but is reimbursed for related travel and business expenses.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in April 2006, on a cashless basis, for 388,889 shares.  Either party may terminate this consulting agreement with 30 days notice.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 500,000 shares of common stock upon a full year of service.    The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in March 2006, on a cashless basis, for 387,640 shares.  This agreement was terminated in March 2006.

On January 1, 2005, ERHC hired an individual who requires monthly payment of cash and the issuance of options for a total of 750,000 shares of common stock upon a full year of service.  The options issued under this consulting agreement vested on December 31, 2005 and included provisions for cashless exercise.  These options were exercised in February 2006, on a cashless basis, for 562,500 shares.  This agreement was terminated on January 1, 2006.

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During May 2003, ERHC hired an individual for general consulting services, including transaction support and evaluation of geological and seismic data.  The agreement has been revised several times.  The most recent revision became effective on April 1, 2006 and terminated on September 30, 2006.  The consultant’s compensation was $2,000 per month revised from $10,000 per month effective April 2005.  During the years ended September 30, 2006 and 2005 total expense incurred under this consulting agreement was $26,500 and $84,970, respectively.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2007, 2006 and 2005, ERHC incurred lease expense of $107,124, $43,992 and $31,697, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2008	$107,040
2009	107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transaction

Mr. Emeka Offor resigned, effective August 12, 2007, as the Company’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of the Company.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2007	$38,100	60,000	$17,700	$55,800
2006	$48,900	60,000	$24,378	$73,278
2005	$33,300	4,085,000	$1,736,125	$1,769,425

As of September 30, 2007, the Company owes Chrome Energy, an entity controlled by Mr.Offor, $62,314.

Note 11 – Supplemental Disclosure of Cash Flows Information

Following is an analysis of non-cash operating and financing activities and non-cash investing and financing activities for the years ended September 30, 2007, 2006 and 2005.

	2007	2006	2005

Non-cash operating and financing activities:
Stock issued in exchange for:
Accounts payable and accrued liabilities	$-	$-	$359,790
Accrued salaries	-	-	394,450
Accrued interest	-	-	84,852
Accrued interest, related party	-	-	2,620,295

Non-cash investing and financing activities:
Stock issued for conversion of non-related party debt to equity	-	-	1,592,521
Beneficial conversion feature associated with convertible debt	-	-	347,517
Exchange of convertible and non convertible Debt, related party	-	-	10,134,084
Stock issued for conversion of related party Debt to equity	-	-	12,634,084

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Note 12 - Quarterly Financial Information (Unaudited)

	For the Year Ended September 30, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000)	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net income (loss) attributable to common Stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$-	$-	$-	$-

	For the Year Ended September 30, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	$	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000)
Net loss attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$-	$0.04	$-	$-

	For the Year Ended September 30, 2005
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$643,235	$980,821	$233,704	$2,794,699
Interest expense	1,045,775	100,551	461	461
Other income	-	260,013	10,537	8,254
Loss on extinguishments of debt	5,749,575	-	-	-
Net loss attributable to common stockholders	(7,438,585)	(821,359)	(223,628)	(2,786,906)
Basic and diluted earnings per share	$(0.01)	$-	$-	$-

The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

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Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on management’s evaluation (with the participation of our principal executive officer and principal financial officer) as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of ERHC is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). ERHC’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of September 30, 2007, ERHC’s internal control over financial reporting was effective.

The effectiveness of ERHC’s internal control over financial reporting as of September 30, 2007 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30, 2007, as stated in their report, which is included under “Item 8 Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There was no change in ERHC’s internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

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PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are Directors and Executive Officers of the Company as of November 30, 2007 (1):

Name	Age	Position

Nicolae Luca	48	Interim Chief Executive Officer, and Director
Howard Jeter	60	Director
Andrew Uzoigwe	65	Director
Clement Nwizubo	55	Director
Peter C. Ntephe	41	Corporate Secretary

(1) Sir Emeka Offor served as the non-executive Chairman of the Board and Directors of ERHC from February 2001 but resigned effective August 12, 2007.

Nicolae Luca has served as Interim Chief Executive Officer since July 2006 and has served as a Director since February 2001.  For over five years Mr. Luca also served as the Technical Director for the Nigeria-incorporated entity Chrome Oil Services Limited, (a separate and distinct entity from the Bahamas-incorporated Chrome Oil Services Limited which is the Company’s controlling shareholder).  Mr. Luca has a Bachelor of Science in Mechanical Engineering.

Ambassador (rtd.) Howard F. Jeter has served as a director since April 2005. Ambassador Jeter is a former US State Department Career Minister, is the President and CEO of the Leo H. Sullivan Foundation. For the past two years, he has served as Executive Vice President of GoodWorks International, LLC, an international consulting firm focused on business facilitation and investment promotion for Africa and the Caribbean. A former career diplomat, Ambassador Jeter served for 27 years in the American Foreign Service and retired from the State Department with the rank of career Minister.  Ambassador Jeter was U.S. Ambassador to Nigeria and to the Republic of Botswana, and also served as Deputy Assistant Secretary of State for African Affairs, Director of West African Affairs, and Special Presidential Envoy to Liberia. Other diplomatic postings included Namibia, Lesotho, Tanzania, and Mozambique. Ambassador Jeter holds a BA Degree in Political Science from Morehouse College, a MA in International Relations and Comparative Politics from Columbia University, and a MA in African Studies from UCLA. He is a member of Phi Beta Kappa, the American Foreign Service Association, and the Council on Foreign Relations. Ambassador Jeter is currently Chairman of the U.S. Export-Import Bank’s Advisory Committee on Africa and a member of the Board of Directors of Africare and Africa Action respectively.  Ambassador Jeter has received numerous awards and recognitions for his work and service, including a Presidential Meritorious Award, State Department Superior Honor Awards, Senior Foreign Service Performance Awards, the Rainbow/Push Coalition International Peace and Justice Award, and the prestigious Bennie Trailblazer Award from Morehouse College.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has BSc (Mechanical Engineering) and Master of Business Administration Degree from University of California at Berkley. He also holds Msc and PhD Degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

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Peter C. Ntephe has served as Secretary since February 2001.  From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2005, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

All Officers serve at the discretion of the Board of Directors.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

The number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2007. Stock awards to directors are restricted shares under Rule 144 of the Securities Act of 1933, but they include no conditions for vesting.

Cash Compensation - During 2007, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.  The Board Chairman was paid a basic annual cash retainer of $38,000.  In addition, each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2007 fiscal year for each non-employee director:

	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	($)	($)(1)	($)(2)	($)	($)	($)	($)

Sir Emeka Offor	38,100	17,700	--	--	--	--	55,800
Nicolae Luca	17,500	17,700	--	--	--	--	35,200
Howard Jeter	39,000	17,700	--	--	--	--	56,700
Andrew Uzoigwe	36,750	17,700	--	--	--	--	54,450
Clement Nwizubo	39,500	17,700	--	--	--	--	57,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost  of  $0.295 per share recognized by the Company in 2007 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares. .  The number of shares underlying stock awards to directors during fiscal 2007 were as follows: Sir Emeka Offor – 60,000 shares, Nicolae Luca – 60,000 shares, Howard Jeter – 60,000 shares, Andrew Uzoigwe – 60,000 shares and Clement Nwizubo – 60,000 shares.  The disclosure relates solely to grants of restricted stock (Under Rule 144) in 2007.

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(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2007.

No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2007.

It is expected that the directors will receive compensation in fiscal 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to us.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2007.

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Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website at  www.erhc.com .

Director Independence

The Company’s Board of Directors is required to have a majority of independent directors and has adopted director independence guidelines based upon and as defined in the NASDAQ listing standards. The Company is not listed on NASDAQ nor is the Company subject to the rules of NASDAQ but applies the rules established by NASDAQ to establish director independence.  The Company’s Board of Directors periodically analyzes the independence of each director and has determined that the following directors meet the standards of independence under our Corporate Governance Guidelines and director independence guidelines, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Messrs. Nwizubo, Jeter and Uzoigwe. No Director is deemed independent unless the Board affirmatively established his/her independence.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified The development of businesses has led to challenges in attracting and retaining key a significant increase in our employee population. We had 2 employees in 2006 and 4 employees as of September 30, 2007.

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At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. We offer a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. We compete with other large energy companies that have substantially greater resources and enterprise stability than we have and, therefore, we believe that we must provide a total compensation package that our compensation committee believes is competitive in our market place to attract and retain the required executive personnel. In determining a total compensation package, we do not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in options for shares of the  Company common stock. The incentive options are  generally exercisable for  shares of the Company’s common stock based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, evaluates the compensation earned by executive officers to assess if it is reasonable and adequate to retain the services of those executive officers and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Executive Officer, the Technical Vice President and the Chief Financial Officer (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are customarily proposed to the Compensation Committee by the Chief Executive Officer. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2007 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

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The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock options except under limited circumstances, including stock options granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2007, the Compensation Committee granted stock options to an Executive Officer in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43. The closing price of the Company’s common stock on December 18, 2007, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes.. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($)	Total ($)
Nicolae Luca
Interim Chief
Executive	2007	---	—	---	—	—	—	—	---
Officer	2006	---	---	---	---	--	--	--	---
James Ledbetter
Technical Vice	2007	191,083	—	—	175,440	—	—	—	366,523
President	2006	---	--	---	---	---	---	---	---
Walter Brandhuber
Former Chief
Executive	2007	---	—	—	—	—	—	—	---
Officer	2006	125,000	--	---	---	---	---	---	125,000
Ali Memon
Former Chief
Executive	2007	---	—	—	—	—	—	—	---
Officer (3)	2006	58,333	--	---	---	---	---	---	58,333
Sylvan Odobulu	2007	111,018	—	—	—	—	—	—	111,018
Controller	2006	9,000	--	---	---	---	---	---	9,000

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(1)
In connection with service rendered as a member of our board of directors, Mr. Luca was issued 60,000 shares in each of the years ended September 30, 2007 and 2006. These shares were valued at $17,700 and $24,378 for the years ended September 30, 2007 and 2006, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2007 and 2006, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2007 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $17,500 and $26,250 for service rendered as a member of our board of directors for the years ended September 30, 2007 and 2006, respectively. Mr. Luca received no additional compensation in his roleas Interim Chief Executive Officer and his compensation is described in “Compensation of Directors”.

(2)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.

(3)	Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares.

(4)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share  on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123(R). .

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2007 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (4)		—	—	—	—	—	—	---	—	—	---
James Ledbetter (2)	12/18/2006	—	—	—	—	—	—	—	1,000,000	0.43	223,900
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the rule 144 restricted stock awarded in 2007 pursuant to the 2004 Plan.

(2)
Mr. Ledbetter received this retention grant on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company’s common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $175,440 was recorded during the year ended September 30, 2007 in accordance with FAS123R

(3)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2007 in accordance with FAS123R of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(4)
Mr. Lucas is a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of September 30, 2007.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—		—	—	—	—	—	—	—
James Ledbetter	—	(4)	1,000,000	(4)	—	$0.43	12/18/2008	1,000,000	—	—	—
Sylvan Odobulu	—		—		—	—	—	—	—	—	—

(1)	The closing price of ERHC’s common stock on September 28, 2007 of $0.28 was used in the calculations.
(4)	The options were granted on December 18, 2006 and vest upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2007 and their restricted stock that vested during 2007.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2007, Company has entered into only one employment or other agreement that includes a change of control severance provisions with an executive officer, including the named executive officers. The Company’s employment agreement with its technical vice president, Mr. Ledbetter, provides that Mr. Ledbetter would be eligible for payments upon any termination without cause as described below under Employment Contracts.

Employment Contracts

The Company neither has an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer. The Company has a twenty-four month employment agreement with its Technical Vice President, Mr. Jim Ledbetter with a term that expires on December 18, 2008 but includes an extension provision that at any time before the expiration of the primary term the agreement that it may be renewed upon mutual agreement on the same terms and conditions contained in the current agreement herein or on such other terms and conditions as the Company and Mr. Ledbetter mutually agree. The agreement provides that Mr. Ledbetter’s status as an employee of the Company terminates immediately and automatically upon the earliest to occur of: (i) his death or "Disability", (ii) his discharge by the Company "For Cause", (iii) his termination by the Company by notice or, (iv) the expiration, without renewal, of the employment term.  Termination of Mr. Ledbetter’s employment agreement with cause results in the Company having no further responsibility under the agreement. For termination without cause for reasons of bankruptcy, insolvency, dissolution or liquidation of the Company, the Company is obligated to Mr. Ledbetter for payment of all amounts due during the remaining term of his agreement in either a lump sum or in the current monthly amounts for the remaining term together with all unpaid benefits awarded or accrued up to the date of termination. If Mr. Ledbetter is terminated without cause for other reasons, he is entitled to one to six months compensation depending on the time he has spent with the Company. After twelve months from the date of commencement of the primary term of the employment agreement, Mr. Ledbetter is also be entitled to any incentive compensation accrued up to the date of termination.

The estimated payments and benefits that would be provided to Mr. Ledbetter in each circumstance of separation or termination described above, if that the triggering event took place on September 30, 2008, (the last business day of our last completed fiscal year) are as follows.

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•	Termination based on death or disability, termination for cause, termination by notice or termination by expiration without renewal of the employment agreement – No amount due.

•	Termination without cause – Three months salary or $57,501 due

Mr. Ledbetter’s agreement provides for a base salary of $19,167 per month, a reasonable monthly vehicle allowance as, approved by the Board at the Board's discretion, reimbursement of authorized general business and travel expenses, a relocation allowance of up to $10,000, five months of paid vacation annually and incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.

 Mr. Ntephe, a consultant, is paid annual compensation of $60,000 for his services as Secretary. Mr. Ntephe was issued an option, for services rendered, to purchase 500,000 shares at an exercise price of $0.20 per share that he exercised on a cashless basis in April 2006, for the acquisition of 388,889 shares of common stock, for value received of $350,000.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance. This plan was approved at a special meeting of the stockholders of the Company in February 2005. Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K. None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee. No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

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Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2007 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2007, there were 721,938,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stockBeneficially Owned		PercentageOf Voting Power

Principal Shareholders

Chrome Oil Services LTD	202,785,727	(1)	28.1%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.3%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.4%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos

Directors and Named Executive Officers

Sir Emeka Offor	310,296,433	(1)(2)	43.0%

Nicolae Luca(3)	205,000		*
Andrew Uzoigwe(3)	205,000		*
Howard Jeter(3)	205,000		*
Clement Nwizubo(3)	145,000		*
Peter Ntephe(3)	388,889		*

All executive officers and directors as a group (6 persons)	311,445,322		43.1%

*Less than 1%.
(1)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

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(2)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(3)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2007

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2007 and 2006, were as follows:

	2007	2006

Audit fee	$92,125	$96,982	(1)
Audit-related fees	$5,200	$-
Tax fees	$8,341	$18,434
All other fees	$-	$20,140

______________
(1) Includes $12,409 paid to PKF.

Audit fees for the fiscal years ended September 30, 2007 and 2006 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2007 and 2006, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2007 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

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PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed

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SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on May 5, 2009 on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//	Peter Ntephe
Peter Ntephe,
Chief Operating Officer and Interim Chief Executive Officer
	//s//	Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	May 5 2009
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	May 5, 2009
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	May 5, 2009
Clement Nwizubo	Chairman Audit Committee

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Exhibit 31.1

CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 5, 2009
/s/ Peter Ntephe
Peter Ntephe
Chief Operating Officer and Chief Executive Officer

74

Exhibit 31.2

CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 5, 2009

/s/  Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

75

Exhibit 32.1

CERTIFICATIONS PURSUANT T0SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Peter Ntephe , Chief Operating Officer and Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/   Peter Ntephe
Peter Ntephe
Chief  Operating Officer and Chief Executive Officer
May 5, 2009

76

Exhibit 32.2

CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2007, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/    Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer
May 5, 2009

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

77

Employment Agreement

James Ledbetter

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy Inc, a Colorado corporation ("Company"), and James Ledbetter ("Employee") is effective from December 18 2006.

The Company and the Employee agree as follows:

1.      Employment. Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on December 18 2006 (the "date of Commencement") and expiring 24 months after the date of Commencement, which period is hereinafter called "the Primary Term."

2.      Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree.

3.      Duties. The Employee shall serve as Vice-President Technical of the Company and shall faithfully and diligently perform such duties and responsibilities as shall be assigned to the position from time to time by the Board of Directors of the Company ("the Board"). The Employee shall devote his full time and attention to his employment with the Company. The Employee may, with the written approval of the Board or the President/CEO, serve in a non-executive capacity on the boards of directors of not more than two other companies or corporations.

4.      Compensation and Benefits.

(a)     Salary. During the employment term, the Company will pay Employee a monthly gross salary of $19,166.67 ("Salary"). The Salary is payable monthly, less state and federal withholding, social security, and other standard payroll deductions as shall be required to be withheld by applicable law or regulations, and shall be payable to Employee in accordance with the policies of the Company as from time to time in effect.

(b)     Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, the Employee shall receive incentive compensation in the form of an option (the "Option") to purchase up to 1,000,000 originally issued shares of Rule 144 restricted stock in the Company ("Stock"). The Option shall vest in the Employee and become exercisable on the "Vesting Date" which shall be the last day of the 12th consecutive calendar month after the date of Commencement provided always that the grant of the Option hereby is subject to the terms and conditions contained in the Company's 2004 Compensatory Stock Option Plan 2004. The exercise price per share of stock subject to the Option shall be the closing price of the Company stock on the date of Commencement (the "Strike Price"). It is also understood and agreed that the Option granted aforesaid shall not in any circumstances vest in the Employee unless the Employee shall at the Vesting Date have attained to the satisfaction of the Board such performance targets as may have been fixed by the Board within three months of the date of Commencement of this Agreement. For the purpose of performance targets based on stock price performance, it is hereby agreed that the baseline price for assessing stock price performance is the Strike Price.  The Employee shall be responsible for all federal, state and local taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c)     Vehicle Allowance. The Employee shall be entitled to a reasonable monthly vehicle allowance as may be approved by the Board at the Board's discretion.

(d)     General Business Expenses. Subject to sub-paragraphs (e) and (g) of this paragraph 4, the Company shall pay or reimburse the Employee for all authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

(e)     Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available.

(f)      Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of five (5) weeks in every consecutive period of 12 months from the date of Commencement provided always that the specific dates on which the vacation is taken shall be approved by the Board or the President/CEO. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(g)     Relocation Allowance. The Company will reimburse to the Employee the cost of the Employee's relocation to Houston up to a maximum reimbursement of $10,000. "Employee's relocation" in the preceding sentence includes relocation of the Employee and of the Employee's spouse, dependents and household items as well as any other relocation efforts or activities undertaken by the Employee in respect or as a result of the Employment.

(h)     Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation schemes that are generally open to participation by all employees of the company.

5.      Termination of Employment.

(a)     The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (iii) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment term.

The Employee hereby accepts such employment subject to the terms and conditions hereof.

(b)     As used herein, "For Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (Hi) the Employees indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c)     As used herein, "Disability" shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the essential functions of his office and position or functions assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that, in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d)     Additional Grounds for Termination by Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

(e)     Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Board to the Employee or at such later time as may be specified in the notice. If such termination occurs:

(i)     within 6 (six) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 1 (one) month from the date of termination;

(ii)    after the first 6 months from the date of Commencement of the Primary Term but before the expiration of 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 3 (three) months from the date of termination;

(iii)   after 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to any incentive compensation accrued up to the date of termination plus the amount that would have accrued as his Salary for 6 (six) months provided that if the period from the date of termination to the expiration of the Primary Term is less than 6 (six) months, the Employee shall only be entitled to the amount that would have accrued as his Salary for the period left till the date of expiration of the Primary Term.

It is hereby agreed that any payment to which the Employee is entitled under this paragraph 5(e) shall be deemed to be the Employee's full and final termination entitlement including but not limited to severance remuneration (and hereinafter called "Termination Entitlement") in the circumstances. The Company shall have the option of paying the Termination Entitlement in monthly installments as it customarily pays the Employee's Salary.

(f)     Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company three months' prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

6.      Confidential Information. The Employee shall hold, both during the Employment and for a period of three (3) years thereafter, in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that, without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

7.      No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set forth in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.      Limited Covenant Not to Compete.

(a)     While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted on a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b)     As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter into this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set forth in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

9.      Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Primary Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

10.    Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and all copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11.    Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company, its affiliates, officers or directors entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction and a permanent injunction. Employee stipulates and acknowledges that monetary recovery alone shall not be sufficient to compensate the Company in such events and waives proof thereof. Employee also waives the necessity for the Company to post a bond in any action sought to enforce the provision of this Agreement. Whenever a bond is mandatory notwithstanding contractual exclusion otherwise, the minimum amount permitted by law shall be applicable.

12.    Binding Effect.

(a)     This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b)     This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

(c)     The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

13.    Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:

The President/CEO ERHC
Energy Inc 5444 Westheimer
Road, Houston, TX 77056
United States of America Tel:
713 626 4700 Fax: 713 626 4704

If to the Employee, addressed to:

James Ledbetter
331 W Birch Dr
Mustang, OK 73064

Fax No.:

or such other address as to which any party hereto may have notified the other in writing.

14.    Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

15.    Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

16.    Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.    Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.    Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.    Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:

ERHC Energy Inc

By:	/s/ Nicolae Luca
Name:	Nicolae Luca
Title:	Interim CEO

EMPLOYEE:

/s/ James M Ledbetter
11/14/2006

AGREEMENT

MEMORANDUM OF AGREEMENT

MADE BETWEEN

The Government of the Democratic Republic of Sao Tome and
Principe

AND

Environmental Remediation Holding Corp.
(a U.S. public company registered in the State of Colorado)

May 21, 2001

MEMORANDUM OF AGREEMENT

This Memorandum of Agreement is entered into this 21st day of May. 2001 by and between the Democratic Republic of Sao Tome Principe (herein after referred to as "DRSTP") and Environmental Remediation Holding Corp a company organized under the laws of the State of Colorado USA (hereinafter referred to as "ERHC") DRSTP and ERHC are collectively referred to as the "Parties"

WITNESSETH:

WHEREAS, the Parties, together, at certain times, with Procura Financial Consultants, C.C. (hereinafter referred to as “Procura”) entered into various memoranda of agreement, letters and stipulations relative to the evaluation and study of oil, gas and mineral reserves within DRSTP. Those documents are

(a) Letter of Understanding between DRSTP and ERHC dated May 18, 1997.
(b) Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27, 1997.
(c) Memorandum of Understanding between DRSTP and ERHC dated September 30  1997, and
(d) Stipulation by and between DRSTP and ERHC dated November 20, 1997 (The above referenced documents (a) through (d) inclusive shall collectively be referred hereinafter as "the Original Agreement"); and

WHEREAS, under a duty executed settlement agreement (Dated February 10, 2001 Procura and its assigns assigned to ERHC any and all rights under the May 27, 1997 Agreement (copy of settlement agreement appended herewith); and

WHEREAS, the May 27, 1997 Agreement led to the creation of Sao Tome and Principe National Pelroleuim Company S.A. a public company organized under the laws of DRSTP (hereinafter referred to as "STPetro"). of which ERHC owns forty nine percent (49%)

WHEREAS, all matters relative to STPetro were set forth in Decree Law 27/95 of July, 1998: and

WHEREAS, effective September 16, 1998. the DRSTP, STPetro and Mobil Exploration and Producing Services InC (MEPSI) entered inio an 18 month Technical Assistance Agreement (the TAA) whereby MEPSI undertook to complete a seismic program, technical evaluation and feasibility study of the oil and gas exploration potential of acreage described therein, and

WHEREAS, DRSTP and the Government of the Federal Republic of Nigeria (hereinafter referred to as "FGN") have entered into a draft Treaty on the Joint Development of Petroleum and other Resources, in respect of Areas of the Continental Shelf and Exclusive Economic Zone of the two countries which intends to establish a Joint Development Zone (hereinafter referred to as the "JDZ") and Such JDZ will require DRSTP to cede certain rights that it would have previously enjoyed in the Exclusive Economic Zone of DRSTP which had been liked with me United Nations (hereinafter referred to as the "EEZ"). and

WHEREAS, the Original Agreement is currently in Arbitration in accordance with the rules of Arbitration or the United Nations Commission on International Trade Law (hereinafter referred to as "the Current Arbitration"): and

WHEREAS. DRSTP and FGN signed a Joint Communique on May 5th 2001 which listed the points of agreement between the Parties, and
WHEREAS the Parties wish to resolve their differences by means of this Agreement and to dismiss the Current Arbitration

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth below, the Parties hereby agree as follows

1.     INTERPRETATION
In this Agreement lire following acronyms, words and expressions shall, where context permits, be deemed to have the following meanings

1.1   "Agreement" means this Agreement.

1.2   "Affiliate" means, in relation to ERHC. a company. corporation or other legal entity, which controls ERHC , is controlled by ERHC or which ts. controlled by a legal entity which controls ERHC

In this definition, "control" means, either (i) the direct or indirect ownership of greater than 50% (fifty percent) of the voting Shares or stock; or (h) the legal right to make management decisions for ERHC

1.3   "Available Crude Oil" shall mean the Crude Oil won and saved from any Concession after deducting amounts used in petroleum operations

1.4   "Blocks" or "Concession" shall mean an area designated as an individual unit for the exploration and/or production of Crude Oil and Natural Gas. Within the context of award of Blocks of Working Interest, the coordinates of this area shall be the coordinates as defined by ORSTP Block designations as of 1 January 2001. subject to any changes in block coordinates that may arise upon the implementation of the JDZ.

1.5   "Contractor" or "Operator" shall mean any party that undertakes the exploration, development and/or production of Crude Oil and for Natural Gas

1.6   "Cost Oil" shall mean the quantum oil Available Crude Oil allocated to an Operator to enable it to generate the proceeds to recover costs as specified in an EPA

1.7   "Crude Oil" means hydrocarbons that are in natural liquid state at atmospheric conditions or temperature and pressure. including but not limited to crude oil Natural Gas Liquids and condensates, which are stable or have been stabilized and, if necessary otherwise treated to render them suitable for transportation

1.8   "Dollar" means United Slates of American Dollar

1.9   "Effective Date" means the date on which this Agreement is signed

1.10 "Exploration and Production Agreement" ("EPA") or Production Sharing Contract ("PSC") for the purposes of this Agreement shall mean any agreement entered into between the Government of DRSTP. In the case of the EEZ (and in the case of the JDZ. any agneemem among the Governments of DRSTP and FGN) and any Contractor for the exploration, development and/or production of Crude Oil and/or Natural Gas

1.11 "Force Majeure" means an event or circumstance that results in a delay in performance or any non-performance by a Party of its obligations under this Contract that are beyond the control and without the fault or negligence of the Party, including but not limited to acts of God or the public enemy, perils of navigation, fire, hostilities, war (declared or undeclared), blockade, labor disturbances, suites, riots, insurrections, quarantine restrictions, epidemics. restriction or unavailability of goods, labor or services, restraint of access to the Contract Area, adverse claims to the Contract Area, but excluding shortage of funds.

1.12 "Government" means the Government of DRSTP or of FGN as the case may apply including, without limitation, its executive, legislative and judicial components and all of their regional and administrative subdivisions

1.13 "Income Tax" means the tax on Net Income generally imposed under DRSTP prevailing tax laws on companies operating within the jurisdiction of DRSTP

1.14 "Natural Gas" means hydrocarbons that are in a gaseous phase at atmospheric conditions of temperature and pressure including, but not limited to well mineral gas, dry mineral gas, associated gas, casinghead gas and residue gas remaining after the condensation, extraction or separation of liquid hydrocarbons from wet gas and other valuable non-hydrocarbon gas

1.15 "Overriding Royalty Interest" or "ORRI" shall mean the percentage of Available Crude Oil that is allocated to a specific party

1.16 "Profit Oil" shall mean the balance of available Crude Oil after the allocation of Royalty Oil and Cost Oil.

1.17 "Royalty Oil" shall mean such Available Crude Oil as it is allocated to any Operator to enable the Operator or Contractor to discharge its obligations as defined anpayable to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN for the conduct of operations in the JDZ under ttieif respective laws and regulations.d

1.18   "Signature Bonus" shall mean any funds that an Operator or Contractor pays to DRSTP and/or FGN and/or any other entity formeod by ORSTP and FGN to acquire (the right to sign an Exploration and Production Agreement

1.19   Words importing the singular meaning include, unless the context otherwise demands, the plural meaning and visa versa.

1.20  The clause headings in this Agreement are for convenience and ease of reference and shall not affect its construction or interpretation

1.21 Reference to clauses and sub-clauses are to clauses and sub-clauses of the Agreerment unless the context clearly indicates otherwise.

Any words  terms or phrases used herein shall be interpreted m accordance with their generally accepted use by the international petroleum industry

2.     OBLIGATIONS OF ERHC

2.1   ERHC relinquishes its rights established in l) of paragraph 3.1.1 of the Memorandum of Agreement of May 27th, 1997 under which. "ERHC/PFC will negotiate on behalf of DRSTP with major oil companies the remaining concessions to be teased and developed and will retain a 5% override to be paid by oil companies for ERHC/PFC services"

2.2    ERHC assigns its ownership in STPetro to the DRSTP.

2.3    As a result of the assignment in 2.2 above. ERHC relinquishes its fight, through its Ownership in STPetro to acquire as STPetro a minimum. of the four (4) best Concessions in the EEZ

3.     OBLIGATIONS OF DRSTP

3.1   DRSTP Hereby assigns to ERHC ten percent (10%) of its share of all Profit Oil received from operations conducted in the JDZ, payable in U.S. Dollars

3.2   DRSTP hereby assigns to ERHC five perent (5%) of its share of all Signature Bonuses paid by Contractors operating within the JDZ. payable in U.S. Dollars

3.3   DRSTP accepts the right of ERHC to receive one and one-half percenl (1.5%) Overriding Royalty Interest (ORRI) in all the production of Crude Oil and or Natural Gas in the JDZ, to be paid by the Contractors in U.S. Dollars DRSTP shall on a best efforts basis have ERHC's right to ORRI included in all Exploration and Production Agreenntnls relating to the JDZ

3.4
DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in Up to two (2) blocks of ERHC 5 Choice in the JDZ Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator ERHC shall also be required to pay its proportionate share of the signature bonus to the governing body

3.5
DRSTP agrees to award to ERHC up to two (2) blocks of ERHC's Choice (the "ERHC Choice Blocks") in the Sao Tome EEZ (outside the JDZ). for development DRSTP shall have the prior right to reserve up to a maximum of the first three (3) blocks (the "Reserved Blocks")  With the exception of the Reserved Blocks. ERHC shall have the right to select any other two blocks in the EEZ as. EHRC Choice BlocKs. This option must be subject to the following conditions

a)
ERHC shall be invited up to three (3) times to exercise its rights on the two (2) blocks. After the third invitation, ERHC's rights to choose blocks under this provision will expire Each DRSTP invitation will be tied to an official industry offering of blocks by DRSTP that is a formal bid round by DRSTP Notwithstanding the provisions of this clause, ERHC may, at any time before the expiry of its rights to choose blocks, exercise its rights on the two blocks hereunder.

b)	The ERHC Choice Blocks shall not be subject to signature bonus but shall be subject to the most favorable PSC terms applicable to other blocks within the EEZ.

3.6
DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) Blocks of ERHC's choice in Sao Tame EEZ (outside JDZ). Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall be required to pay its proportionate share of signature bonus and its proportionate share or all other costs related to the exploration and exploitation of the corresponding block

4.	INCOME TAX

4.1	ERHC shall pay Income Tax on net income received from DRSTP obligations under this Agreement

4.2	Provided always that in all operations related to exploration for and exploitation of oil and gas. any lax provisions applied to ERHC shall be only as provided in the respective EPAs

5.	TERMINATION OF THE ARBITRATION PROCEEDINGS

The Parties agree that upon the occurrence of the suspensive condition set forth in Section 6.1 below, the Arbitration Proceedings presently pending before the Hon Joao Morais Lertao shall be discontinued with prejudice, and the terms of this Agreement shall be embodied in a Consent Award 10 be issued by the Arbitrator.

Such consent award shall provide that each party shall bear its own costs, attorneys fees and 50% of the tees of the arbitrator.

6.	TERM OF AGREEMENT

6.1 Subject to the suspensive condition that the Treaty between The Federal Republic of Nigeria and the Democratic Republic of Sao Tome e Principe on the Joint Development of Petroleum and other Resources in respect of Areas of the Exclusive Economic Zone of the two States, signed in February 21 2001 in Abuja. enter into force, this Agreement shall be effective as of the Effective Date and, except as otherwise provided in this Agreement, shall continue for a period of twenty five (25) years from October lst, 1999.

6.2 Should said Treaty not enter into force within two (2) years of the date of this Agreement, (a) this Agreement shall be deemed null and void. and (b) the arbitration proceedings referred to in Section 5.1 above shall resume, unless the Parties shall agree otherwise

6.3 On the expiration of the term of this Agreement, if ERHC have Working Interest in all or part of any Block in production, ERHC's corresponding rights in the said Blocks shall continue as long as those Blocks are in production

7.	ASSIGNMENT

ERHC's interest in this Agreement shall be assignable by ERHC to a subsidiary of ERHC without the specific consent of DRSTP. however. ERHC shall notify DRSTP within sixty (60) days of such assignment Prior written consent of DRSTP shall be required if an assignment is made to a non-subsidiary of ERHC, such consent shall not be unreasonably withheld by DRSTP

8.	REPRESENTATIONS AND WARRANTIES

8.1 ERHC hereby represents and warrants that

8.1.1 It is a duly formed corporate entity and currently exists in good standing under the laws of the Stale of Colorado, and that it has full power and authority to execute this Agreement;

8.1.2 ERHC has not gone into liquidation. made an assignment for the benefit of creditors. declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

8.1.3 ERHC shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

8.2 DRSTP hereby represents and warrants that:

8.2.1 The signatory(s) to this Agreement have full authority to commit the full faith and credit of the Government of the Democratic Republic of Sao Tome and Principe.

8.2.2 No laws, regulations, rules, contracts, agreements or the like are currently in existence that prohibit the enforcement of any of the terms of this Agreement

8.2.3 In the event that any new laws, regulations, rules, contracts, agreements or the like are issued or promulgated into law the Agreement, and all of its terms, and conditions, shall be exempted from any adverse effects upon ERHC

8.2.4 DRSTP shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

9.	GOVERNING LAW, ARBITRATION AND LIABILITIES

9.1 This Agreement shall be governed by construed, interpreted and applied in accordance with the Lex Mercatona. to the exclusion of any conflicts of law rules that would refer the matter to the laws of another jurisdiction Where deemed necessary because of lacunae in the international Lex Mercatona. it may be amplified by reference to the commercial law of England.

9.2 Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement or the activities carried out under this Agreement, including without limitation any disputes as to the construction, validity, interpretation, enforceability or breach of this Agreement, shall be exclusively and finaly settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, and the English Arbitration Act, as such statutes as then enacted, by three (3) arbitrators Each side shall appoint one (1) arbitrator within thirty (30) days of the submission of a Notice of Arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator within thirty (30) days following the appointment of the Party-appointed arbitrators

9.3 The arbitration proceedings shall be held in London. England. The proceedings shall be conducted in the English language and the Portuguese language. The arbitrators shall have at all times no financial interest in the Parties, dispute, controversy or claim

9.4 Awards shall be final and not subject to appeal. Judgment upon the award may be entered in any court having jurisdiction over the Party or the assets of the Party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be

10.	NOTICES

10.1 Any notice to be given hereunder shall be in writing and may be delivered by hand, sent by certified or registered mail or transmitted by telex, cable or facsimile to the relevant address set forth below, or such other address as may be communicated in writing by the relevant Party to the other Parties from time to time

10.2 The relevant addresses for all notices shall be as follows

Environmental Remediation Holding Corp.
6444 Westheimer, Suite 1570
Houston, Texas 77056, U.S A.
Telephone No.. 713-626-4700
FAX No.. 713-626-4704
Attention Mr Chude Mba, President

Democratic Republic of Sao Tome and Principe
Ministry of infrastructure Natural Resources and Environment
PO Box 130, Sao Tome
Telephone No 239 12 23375
FAX No. 239 12 22824
Attention Minister Luis Alberto Prazeres

11.	MISCELLANEOUS

11.1 The captions and headings for the Articles of the Agreement are made for ease of reference only end shall not be interpreted or construed so as to limit or in any way change the substantive provisions of any part of this Agreement

11.2 No waiver by any Party of any provision of this Agreement shall be binding unless made expressly in writing Further, any such waiver shall relate only to such matter, non-compliance or breach as it expressly relates to and shall, not apply to any subsequent or other matter, noncompliance or breach

11.3 None of the rights, requirements or provisions of this Agreement shall be deemed to have been waived by any Party by reason of such Party's failure to enforce any right or remedy granted it hereunder or to take advantage of any default and each Party shall at all times hereunder nave the right to require the strict compliance of the other Parties to the provisions of this Agreement

11.4 DRSTP waives any and all rights it may have to object to any provision or enforcement of (this Agreement under any claim of sovereign immunity

11.5 Except as otherwise provided herein this Agreement constitutes the entire understanding at the Partes with respect to the subject matter hereof and supersedes all prior negotiations and agreements, whether oral or written of the Parties  This Agreement shall not be amended or modified except in writing, signed by both Parlies This Agreement replaces all previous agreements between DRSTP and ERHC including but are not limited to:

•	Letter of understanding between DRSTP and ERHC dated May 16, 1937
•	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27, 1997.
•	Memorandum of Understanding between DRSTP and ERHC dated September 30 1997,and
•	Stipulation by and between DRSTP and ERHC dated November 20. 1997

11.6 Should any provision of this Agreement or any portion thereof be determined to be void, the remained of this Agreement shall remain in full force and effect

11.7 Each Party undertakes to execute all other documents, permits, and agreements as may be required to carry out the intent of this Agreement

11.8 Should any of the provisions of this Agreement requiring enactment not be enacted through no fault of the Parties the Parties agree to deal with each other in good faith and with fair dealings in order to agree to alternative solutions that provide economic equilibrium

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement, intending to be legally bound in triplicate originals on the day. month and year first written above

Environmental Remediation Holding Corp.

By:	/s/ Mr. Chuda Mba
Mr Chuda Mba
President and Chief Executive Officer

By:	/s/ Sir Emeka Offoi
Sir Emeka
Chairman

Democratic Republic of Sao Tome and Principe

By:	/s/ Mr Luis Alberto dos Prazeres
Mr Luis Alberto dos Prazeres
Minister of Infrastructure, Natural Resources and Environment

Witness:
Federal Republic Nigeria

By:	/s/ His Excellency, Hon. Dubem Onyia
His Excellency, Hon. Dubem Onyia
Minister of State for Foreign Affairs

Democratic Republic of Sao Tome and Principe

By:	/s/ His Exellency Joaquine Rafael Branco
His Exellency Joaquine Rafael Branco
Minister of Foreign Affairs and Cooperation

AGREEMENT

MEMORANDUM OF AGREEMENT

MADE BETWEEN

The Government of the Democratic Republic of Sao Tome and Principe

AND

Environmental Remediation Holding Corp.
(a U.S. public company registered in the State of Colorado)

May 21, 2001

MEMORANDUM OF AGREEMENT

This Memorandum of Agreement is entered into this 21st day of May, 2001 by and between the Democratic Republic of Sao Tome Principe (hereinafter referred to as "DRSTP") and Environmental Remediation Holding Corp. a company organized under the laws of the State of Colorado USA (hereinafter referred to as "ERHC"). DRSTP and ERHC are collectively referred to as the "Parties".

WITNESSETH:

WHEREAS, the Parties, together, at certain times, with Procura Financial Consultants, C.C. (hereinafter referred to as "Procura") entered into various memoranda of agreement, letters and stipulations relative to the evaluation and study of oil, gas and mineral reserves within DRSTP. Those documents are:

(a)	Letter of Understanding between DRSTP and ERHC dated May 18, 1997,
(b)	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27,1997,
(c)	Memorandum of Understanding between DRSTP and ERHC dated September 30, 1997, and
(d)	Stipulation by and between DRSTP and ERHC dated November 20, 1997.
(The above referenced documents (a) through (d) inclusive shall collectively be referred hereinafter as "the Original Agreement"); and

WHEREAS, under a duly executed settlement agreement dated February 10, 2001, Procura and its assigns assigned to ERHC any and all rights under the May 27, 1997 Agreement (copy of settlement agreement appended herewith); and

WHEREAS, the May 27, 1997 Agreement led to the creation of Sao Tome and Principe National Petroleum Company S.A., a public company organized under the laws of DRSTP (hereinafter referred to as "STPetro"), of which ERHC owns forty nine percent (49%).

WHEREAS, all matters relative to STPetro were set forth in Decree Law 27/98 of July, 1998; and

WHEREAS, effective September 18, 1998, the DRSTP, STPetro and Mobil Exploration and Producing Services Inc. (MEPSI) entered into an 18-month Technical Assistance Agreement (the TAA) whereby MEPSI undertook to complete a seismic program, technical evaluation and feasibility study of the oil and gas exploration potential of acreage described therein; and

WHEREAS, DRSTP and the Government of the Federal Republic of Nigeria (hereinafter referred to as "FGN") have entered into a draft Treaty on the Joint Development of Petroleum and other Resources, in respect of Areas of the Continental Shelf and Exclusive Economic Zone of the two countries which intends to establish a Joint Development Zone (hereinafter referred to as the "JDZ") and such JDZ will require DRSTP to cede certain rights that it would have previously enjoyed in the Exclusive Economic Zone of DRSTP which had been filed with the United Nations (hereinafter referred to as the "EEZ"); and

WHEREAS, the Original Agreement is currently in Arbitration in accordance with the rules of Arbitration of the United Nations Commission on International Trade Law (hereinafter referred to as "the Current Arbitration"); and

WHEREAS, DRSTP and FGN signed a Joint Communique on May 5th, 2001, which listed the points of agreement between the Parties; and

WHEREAS, the Parties wish to resolve their differences by means of this Agreement and to dismiss the Current Arbitration.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth below, the Parties hereby agree as follows:

1  INTERPRETATION

In this Agreement the following acronyms, words and expressions shall, where context permits, be deemed to have the following meanings:

1.1 "Agreement" means this Agreement.

1.2 "Affiliate" means, in relation to ERHC, a company, corporation or other legal entity, which controls ERHC , is controlled by ERHC or which is controlled by a legal entity which controls ERHC.

In this definition, "control" means either (i) the direct or indirect ownership of greater than 50% (fifty percent) of the voting shares or stock; or (ii) the legal right to make management decisions for ERHC.

1.3 "Available Crude Oil" shall mean the Crude Oil won and saved from any Concession after deducting amounts used in petroleum operations.

1.4 "Blocks" or "Concession" shall mean an area designated as an individual unit for the exploration and/or production of Crude Oil and Natural Gas. Within the context of award of Blocks or Working Interest, the coordinates of this area shall be the coordinates as defined by DRSTP Block designations as of 1 January 2001, subject to any changes in block coordinates that may arise upon the implementation of the JDZ..

1.5 "Contractor" or "Operator" shall mean any party that undertakes the exploration, development and/or production of Crude Oil and/or Natural Gas.

1.6 "Cost Oil" shall mean the quantum of Available Crude Oil allocated to an Operator to enable it to generate the proceeds to recover costs as specified in an EPA.

1.7 "Crude Oil" means hydrocarbons that are in natural liquid state at atmospheric conditions of temperature and pressure, including but not limited to crude oil, Natural Gas Liquids and condensates, which are stable or have been stabilized and, if necessary, otherwise treated to render them suitable for transportation.

1.8 "Dollar" means United States of America Dollar.

1.9  "Effective Date" means the date on which this Agreement is signed.

1.10 "Exploration and Production Agreement" ("EPA") or Production Sharing Contract ("PSC") for the purposes of this Agreement shall mean any agreement entered into between the Government of DRSTP, in the case of the EEZ (and in the case of the JDZ, any agreement among the Governments of DRSTP and FGN) and any Contractor for the exploration, development and/or production of Crude Oil and/or Natural Gas.

1.11  "Force Majeure" means an event or circumstance that results in a delay in performance or any non-performance by a Party of its obligations under this Contract that are beyond the control and without the fault or negligence of the Party, including but not limited to: acts of God or the public enemy, perils of navigation, fire, hostilities, war (declared or undeclared), blockade, labor disturbances, strikes, riots, insurrections, quarantine restrictions, epidemics, restriction or unavailability of goods, labor or services, restraint of access to the Contract Area, adverse claims to the Contract Area, but excluding shortage of funds.

1.12 "Government" means the Government of DRSTP or of FGN as the case may apply including, without limitation, its executive, legislative and judicial components and all of their regional and administrative subdivisions.

1.13 "Income Tax" means the tax on Net Income generally imposed under DRSTP prevailing tax laws on companies operating within the jurisdiction of DRSTP.

1.14 "Natural Gas" means hydrocarbons that are in a gaseous phase at atmospheric conditions of temperature and pressure including, but not limited to, wet mineral gas, dry mineral gas, associated gas, casinghead gas and residue gas remaining after the condensation, extraction or separation of liquid hydrocarbons from wet gas and other valuable non-hydrocarbon gas.

1.15  "Overriding Royalty Interest" or "ORRI" shall mean the percentage of Available Crude Oil that is allocated to a specific party.

1.16 "Profit Oil" shall mean the balance of available Crude Oil after the allocation of Royalty Oil and Cost Oil.

1.17 "Royalty Oil" shall mean such Available Crude Oil as it is allocated to any Operator to enable the Operator or Contractor to discharge its obligations as defined and payable to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN for the conduct of operations in the JDZ under their respective laws and regulations.

1.18 "Signature Bonus" shall mean any funds that an Operator or Contractor pays to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN to acquire the right to sign an Exploration and Production Agreement.

1.19 Words importing the singular meaning include, unless the context otherwise demands, the plural meaning and visa versa.

1.20 The clause headings in this Agreement are for convenience and ease of reference and shall not affect its construction or interpretation

1.21  Reference to clauses and sub-clauses are to clauses and sub-clauses of the Agreement unless the context clearly indicates otherwise.

Any words, terms or phrases used herein shall be interpreted in accordance with their generally accepted use by the international petroleum industry.

2 OBLIGATIONS OF ERHC

2.1 ERHC relinquishes its rights established in f) of paragraph 3.1.1 of the Memorandum of Agreement of May 27th, 1997 under which: "ERHC/PFC will negotiate on behalf of DRSTP with major oil companies the remaining concessions to be leased and developed and will retain a 5% override to be paid by the oil companies for ERHC/PFC services...".

2.2 ERHC assigns its ownership in STPetro to the DRSTP.

2.3 As a result of the assignment in 2.2 above, ERHC relinquishes its right, through its ownership in STPetro, to acquire, as STPetro, a minimum of the four (4) best Concessions in the EEZ.

3 OBLIGATIONS OF DRSTP

3.1 DRSTP hereby assigns to ERHC ten percent (10%) of its share of all Profit Oil received from operations conducted in the JDZ, payable in U.S. Dollars.

3.2 DRSTP hereby assigns to ERHC five percent (5%) of its share of all Signature Bonuses paid by Contractors operating within the JDZ, payable in U.S. Dollars.

3.3 DRSTP accepts the right of ERHC to receive one and one-half percent (1.5%) Overriding Royalty Interest (ORRI) in all the production of Crude Oil and/or Natural Gas in the JDZ, to be paid by the Contractors in U.S. Dollars. DRSTP shall on a best efforts basis have ERHC's right to ORRI included in all Exploration and Production Agreements relating to the JDZ.

3.4 DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) blocks of ERHC's choice in the JDZ. Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall also be required to pay its proportionate share of the signature bonus to the governing body.

3.5 DRSTP agrees to award to ERHC up to two (2) blocks of ERHC's choice (the "ERHC Choice Blocks") in the Sao Tome EEZ (outside the JDZ), for development. DRSTP shall have the prior right to reserve up to a maximum of the first three (3) blocks (the "Reserved Blocks"). With the exception of the Reserved Blocks, ERHC shall have the right to select any other two blocks in the EEZ as EHRC Choice Blocks. This option must be subject to the following conditions:

a)
ERHC shall be invited up to three (3) times to exercise its rights on the two (2) blocks. After the third invitation, ERHC's rights to choose blocks under this provision will expire. Each DRSTP invitation will be tied to an official industry offering of blocks by DRSTP, that is, a formal bid round by DRSTP. Notwithstanding the provisions of this clause, ERHC may, at any time before the expiry of its rights to choose blocks, exercise its rights on the two blocks hereunder.

b)	The ERHC Choice Blocks shall not be subject to signature bonus but shall be subject to the most favorable PSC terms applicable to other blocks within the EEZ.

3.6 DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) Blocks of ERHC's choice in Sao Tome EEZ (outside JDZ). Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall be required to pay its proportionate share of signature bonus and its proportionate share of all other costs related to the exploration and exploitation of the corresponding block.

4. INCOME TAX

4.1  ERHC shall pay Income Tax on net income received from DRSTP obligations under this Agreement.

4.2 Provided always that in all operations related to exploration for and exploitation of oil and gas, any tax provisions applied to ERHC shall be only as provided in the respective EPAs.

5. TERMINATION OF THE ARBITRATION PROCEEDINGS

The Parties agree that upon the occurrence of the suspensive condition set forth in Section 6.1 below, the Arbitration Proceedings presently pending before the Hon. Joao Morais Leitao shall be discontinued with prejudice, and the terms of this Agreement shall be embodied in a Consent Award to be issued by the Arbitrator. Such consent award shall provide that each party shall bear its own costs, attorneys fees and 50% of the fees of the arbitrator.

6. TERM OF AGREEMENT

6.1 Subject to the suspensive condition that the Treaty between The Federal Republic of Nigeria and the Democratic Republic of São Tomé e Principe on the Joint Development of Petroleum and other Resources in respect of Areas of the Exclusive Economic Zone of the two States, signed in February 21st, 2001 in Abuja, enter into force, this Agreement shall be effective as of the Effective Date and, except as otherwise provided in this Agreement, shall continue for a period of twenty five (25) years from October 1st, 1999.

6.2 Should said Treaty not enter into force within two (2) years of the date of this Agreement, (a) this Agreement shall be deemed null and void, and (b) the arbitration proceedings referred to in Section 5.1 above shall resume, unless the Parties shall agree otherwise.

6.3 On the expiration of the term of this Agreement, if ERHC have Working Interest in all or part of any Block in production, ERHC's corresponding rights in the said Blocks shall continue as long as those Blocks are in production.

7 ASSIGNMENT

ERHC's interest in this Agreement shall be assignable by ERHC to a subsidiary of ERHC without the specific consent of DRSTP, however, ERHC shall notify DRSTP within sixty (60) days of such assignment. Prior written consent of DRSTP shall be required if an assignment is made to a non-subsidiary of ERHC, such consent shall not be unreasonably withheld by DRSTP.

8 REPRESENTATIONS AND WARRANTIES

8.1 ERHC hereby represents and warrants that:

8.1.1 It is a duly formed corporate entity and currently exists in good standing under the laws of the State of Colorado, and that it has full power and authority to execute this Agreement;

8.1.2 ERHC has not gone into liquidation, made an assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

8.1.3 ERHC shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement.

8.2 DRSTP hereby represents and warrants that:

8.2.1 The signatory(s) to this Agreement have full authority to commit the full faith and credit of the Government of the Democratic Republic of Sao Tome and Principe;

8.2.2 No laws, regulations, rules, contracts, agreements or the like are currently in existence that prohibit the enforcement of any of the terms of this Agreement

8.2.3 In the event that any new laws, regulations, rules, contracts, agreements or the like are issued or promulgated into law, this Agreement, and all of its terms and conditions, shall be exempted from any adverse effects upon ERHC.

8.2.4 DRSTP shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

GOVERNING LAW, ARBITRATION AND LIABILITIES

9.1  This Agreement shall be governed by, construed, interpreted and applied in accordance with the Lex Mercatoria, to the exclusion of any conflicts of law rules that would refer the matter to the laws of another jurisdiction. Where deemed necessary because of lacunae in the international Lex Mercatoria, it may be amplified by reference to the commercial law of England.

9.2 Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement or the activities carried out under this Agreement, including without limitation any disputes as to the construction, validity, interpretation, enforceability or breach of this Agreement, shall be exclusively and finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, and the English Arbitration Act, as such statutes as then enacted, by three (3) arbitrators. Each side shall appoint one (1) arbitrator within thirty (30) days of the submission of a Notice of Arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator within thirty (30) days following the appointment of the Party-appointed arbitrators.

9.3 The arbitration proceedings shall be held in London, England. The proceedings shall be conducted in the English language and the Portuguese language. The arbitrators shall have at all times no financial interest in the Parties, dispute, controversy or claim.

9.4 Awards shall be final and not subject to appeal. Judgment upon the award may be entered in any court having jurisdiction over the Party or the assets of the Party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

10 NOTICES

10.1 Any notice to be given hereunder shall be in writing and may be delivered by hand, sent by certified or registered mail or transmitted by telex, cable or facsimile to the relevant address set forth below, or such other address as may be communicated in writing by the relevant Party to the other Parties from time to time.

10.2 The relevant addresses for all notices shall be as follows:

Environmental Remediation Holding Corp.
5444 Westheimer, Suite 1570
Houston, Texas 77056, U.S.A.
Telephone No.: 713-626-4700
FAX No.: 713-626-4704
Attention: Mr. Chude Mba, President

Democratic Republic of Sao Tome and Principe
Ministry of Infrastructure, Natural Resources and Environment
PO Box 130, Sao Tome
Telephone No.: 239 12 23375
FAX No.: 239 12 22824
Attention: Minister Luis Alberto Prazeres

11 MISCELLANEOUS

11.1  The captions and headings for the Articles of this Agreement are made for ease of reference only and shall not be interpreted or construed so as to limit or in any way change the substantive provisions of any part of this Agreement.

11.2  No waiver by any Party of any provision of this Agreement shall be binding unless made expressly in writing.  Further, any such waiver shall relate only to such matter, non-compliance or breach as it expressly relates to and shall not apply to any subsequent or other matter, non-compliance or breach

11.3  None of the rights, requirements or provisions of this Agreement shall be deemed to have been waived by any Party by reason of such Party's failure to enforce any right or remedy granted it hereunder or to take advantage of any default, and each Party shall at all times hereunder have the right to require the strict compliance of the other Parties to the provisions of this Agreement.

11.4  DRSTP waives any and all rights it may have to object to any provision or enforcement of this Agreement under any claim of sovereign immunity.

11.5 Except as otherwise provided herein, this Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements whether oral or written, of the Parties. This Agreement shall not be amended or modified, except in writing signed by both Parties. This Agreement replaces all previous agreements between DRSTP and ERHC including but are not limited to:

•	Letter of Understanding between DRSTP and ERHC dated May 18, 1997,
•	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27,1997,
•	Memorandum of Understanding between DRSTP and ERHC dated September 30, 1997, and
•	Stipulation by and between DRSTP and ERHC dated November 20,1997.

11.6 Should any provision of this Agreement, or any portion thereof, be determined to be void, the remained of this Agreement shall remain in full force and effect.

11.7 Each Party undertakes to execute all other documents, permits, and agreements as may be required to carry out the intent of this Agreement.

11.8 Should any of the provisions of this Agreement requiring enactment not be enacted through no fault of the Parties, the Parties agree to deal with each other in good faith and with fair dealings in order to agree to alternative solutions that provide economic equilibrium

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement, intending to be legally bound, in triplicate originals on the day, month and year first written above.

Environmental Remediation Holding Corp.

By:	/s/ Chude Mba
Mr. Chude Mba
President and Chief Executive officer

By:	/s/ Emeka Offor
Sir Emeka Offor
Chairman

Democratic Republic of Sao Tom and Principe

By:	/s/ Luis Alberto dos Prazeres
Mr. Luis Alberto dos Prazeres
Minister of Infrastructure, Natural Resources and Environment

WITNESS:
The Federal Republic of Nigeria

By:	/s/ Hon. Dubem Onyia
His Excellency, Hon. Dubem Onyia
Minister of State for Foreign Affairs

Democratic Republic of Sao Tome and Principe

By:	/s/ Hon. Joaquim Rafael Branco
His Excellency, Joaquim Rafael Branco
Minister of Foreign Affairs and Cooperation

Annex A
Option Agreement
Option Agreement

The Democratic Republic of São Tomé e Principé

and

Environmental Remediation Holding Corporation

Annex A
Option Agreement

Annex A
Option Agreement
THIS AGREEMENT is made on the 2nd  of April, 2003

BETWEEN:

(1)	The Democratic Republic of São Tomé Principé (“DRSTP"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA (“ERHC"),

(each a "Party").

WHEREAS:

(A)	DRSTP and ERHC were party to certain arrangements relating to oil, gas and mineral reserves which were submitted to dispute resolution by arbitration (the "Arbitration").

(B)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and DRSTP agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (the "JDZ").

(C)	In the Treaty, FGN and DRSTP agreed to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(D)	DRSTP and ERHC entered into an agreement on 21 May 2001 in order to settle the Arbitration. (the “Agreement”).

(E)	DRSTP and ERHC have now agreed to further arrangements in relation to the JDZ and the MoA on the terms of this agreement (the "Agreement").

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

In this Agreement:

"Administration Agreement" means the agreement set out in Annex A;

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbon within the JDZ under the JDZ Regulations;

"ERHC Override" means all amounts to which ERHC is entitled pursuant to clause 3.3 of the MoA;

"ERHC Profit OU Share" means all amounts to which ERHC is entitled pursuant to clause 3.1 of the MoA;

"ERHC Signature Bonus Share" means all amounts to which ERHC is entitled pursuant to clause 3.2 of the MoA;

Annex A
Option Agreement

"ERHC Working Interest Option" means the option granted to ERHC pursuant to clause 3.4 of the MoA;

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group;

"ExxonMobil Agreement" means the agreement between ExxonMobil and DRSTP dated 22nd of February, 2003 pursuant to which ExxonMobil is entitled to certain working interests in the JDZ on a preferential basis;

"ExxonMobil Preferential Working Interest” or EPWT" means a working interest which ExxonMobil is entitled to acquire pursuant to the ExxonMobil Agreement;

"First Licensing Round" means the first Licensing Round held in respect of the JDZ;

"Final Relinquishment Date” means the earlier of the date on which:

(a)	all working interests to whichERHC has rights pursuant to this Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC; or

(b)	the Take-Up Period relating to ERHC's final choice pursuant to Clause 4.1 of this Agreement expires;

"JDA” means the Authority established pursuant to Part Three of the Treaty;

"JMC" means the Joint Ministerial Council established pursuant to Part Two of the Treaty;

"JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by the JDA pursuant to the authority given to the JDA and/or the JMC by

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded licenses to explore for and/or exploit the hydrocarbon resources of the JDZ;

“Map” means the map set out in Annex B;

“Preferential Working Interests” or “PWI” means a paid working interest acquired by ERHC pursuant to the rights granted in clause 4.1 of this Agreement;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means any funds payable to the JDA pursuant to the JDZ Regulations to acquire the right to sign a production sharing contract or other grant of rights to explore for and/or exploit the hydrocarbon resources of the JDZ;

Annex A
Option Agreement

"Subsidiary" means any entity in respect of which a Party, or any venture or consortium of which a Party is part, is in a position to exercise control over corporate decision making and function;

"Take-Up Period" means, in respect of any one of the working interests to which ERHC has rights pursuant to clause 4.1, a reasonable time from the date on which the JDA provides a bona fide opportunity as part of a Licensing Round in accordance with the procedure set out in the Administration Agreement for ERHC to exercise any or all such rights;

"Tender Documentation" means the documentation made available relating to a Licensing Round.

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa.

2 3	A reference to a Party includes its permitted assignees, successors in title and/or any venture or consortium of which it is part.

2.4	$ means United States Dollars.

3.	RELINQUISHMENT OF RIGHTS BY ERHC

ERHC agrees to relinquish its rights pursuant to the MoA in respect of:

(a)	the ERHC Signature Bonus Share;

(b)	the ERHC Profit Oil Share;

(c)	the ERHC Override; and

(d)	the ERHC Working Interest Option,

(together, the "Relinquished Rights”) in accordance with the procedure set out in clause 6.

4.	RIGHTS OF ERHC

4.1	In consideration of the relinquishment by ERHC pursuant to clause 3 and subject to this clause 4, DRSTP grants to ERHC the rights to;

(a)	nominate a Block and acquire a 15% working interest in that Block ("Choice 1 Interest");

(b)	nominate a second Block and acquire a 15% working interest in that Block ("Choice 2 Interest");

Annex A
Option Agreement

(c)	nominate a third Block and acquire a 20% working interest in that Block ("Choice 3 Interest"),

(d)	nominate a fourth Block and acquire a 30% working interest in that Block ("Choice 4 Interest");

(e)	nominate a fifth Block and acquire a 25% working interest in that Block ("Choice 5 Interest"); and

(f)	nominate a sixth Block and acquire 20% working interest in that Block ("Choice 6 Interest"),

all of which will be chosen from Blocks that correlate substantially to the nine Blocks shown on the Map.

4.2
DRSTP and ERHC acknowledge that the rights granted to ERHC pursuant to clause 4.1 of this Agreement are options that, if not exercised, will lapse upon the expiry of their respective Take-Up Periods in accordance with the terms of this Agreement.

Subject to clause 4.4, DRSTP undertakes that the only condition, criteria, restriction or further requirement that ERHC must observe or meet in order to exercise its rights under this Agreement and properly and fully acquire any or all of the working interests referred to in clause 4.1 is payment of the Signature Bonuses in the amounts set out in Column 2 of the table hereunder, as well as all applicable taxes, fees and charges adopted by the JMC and implemented by the JDA in accordance with the procedure set out in the JDZ Regulations. For the avoidance of doubt, ERHC will be beneficiary of not less favourable treatment than the one that is granted to others:

Column 1 Block	Column 2 Signature Bonus Payable
Choice 1 Interest	$0.00
Choice 2 Interest	100% of that proportion of the Signature Bonus for that Block payable in respect of ERHC’s 15% PWI
Choice 3 Interest	$0.00
Choice 4 Interest	$0.00
Choice 5 Interest	$0.00
Choice 6 Interest	100% of that proportion of the Signature Bonus for that Block payable in respect of ERHC’s 20% PWI

Subject to any obligation to purchase an initial 3-D seismic survey from a specified seismic vendor, as may be set out in the terms and conditions of a PSC by the JDA, the Parties agree that ERHC shall have the right to conduct seismic activity in any Block it may select under this Agreement.

Annex A
Option Agreement

4 5
DRSTP agrees that notwithstanding the holding of any Licensing Round the processes set out in the Administration Agreement will be the processes by which ERMC or its nominee will be entitled to acquire full and proper title to each PWI.

4.6	ERHC agrees that it will not exercise its right to acquire:

(a)	the Choice 1 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(b)	the Choice 2 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(c)	the Choice 3 interest in a Block where ExxonMobil has exercised a right to an EPWI Of either 25% or 40%;

(d)	the Choice 4 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%;

(e)	the Choice 5 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%; or

(f)	the Choice 6 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%,

but nothing in this Agreement will be taken to preclude ERHC from bidding for and/or acquiring interests other than or in addition to a PWI ("Additional Interest") in any Block where ExxonMobil has exercised a right to acquire an EPWI provided that, in respect of the Additional Interest, ERHC follows the normal processes and guidelines for acreage bidding.

5.	JDZ JOlNTAUTHORITY AND JOINT MINISTERIAL COUNCIL

5.1	DRSTP undertakes that:

(a)	this Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(b)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(a) is provided to ERHC in writing within seven days of being given;

(c)	the execution by the JDA of the Administration Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(d)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(c) is provided to ERHC within seven days of being given;

(e)	the JDA executes an agreement in the form of the Administration Agreement prior to commencement of the Licensing Round; and

Annex A
Option Agreement

(f)
nothing in the JD2 Regulations or in any other relevant law, regulation, rule, agreement or arrangement prevents, amends, or is in any way inconsistent with the rights granted to ERHC pursuant to this Agreement.

5.2	DRSTP acknowledges that the JDA has continuing obligations to comply with the Administration Agreement and undertakes that the JDA performs all such continuing obligations.

6.	CONTINUANCE OF MoA

The parties agree that:

(a)
relinquishment, because of expiry of a Take-Up Period in respect of a choice of working interest pursuant to clause 4.1, will only occur when ERHC is no longer in a position to exercise a future right in such choice;

(b)
subject to clause 6 (a), upon the vesting in ERHC of, or earlier expiry of the Take-Up Period in relation to, any of the working interests to which ERHC is entitled pursuant to clause 4, the amounts to which ERHC is entitled pursuant to the Relinquished Rights will be reduced by the amounts of any Signature Bonuses waived by DRSTP in relation to such working interests m accordance with this Agreement;

(c)
the Relinquished Rights will only be relinquished in accordance with this clause 6, and prior to the Final Relinquishment Date all rights granted to ERHC pursuant to the MoA which have not been relinquished will continue in full force and effect and be enforceable by ERHC;

(d)	on the Final Relinquishment Date, all rights in the Relinquished Rights which have not been relinquished pursuant to this clause 6 will be relinquished in full by ERHC; and

(e)
following the Final Relinquishment Date, all provisions of the MoA which do not relate to the rights relinquished by ERHC pursuant to this Agreement will remain m full force and effect and, in particular, nothing tn this Agreement is intended to affect or amend the rights granted to ERHC pursuant to the MoA in respect of the exclusive economic zone of DRSTP.

7.	REPRESENTATIONS AND WARRANTIES;

7.1	ERHC represents and warrants that:

(a)	it is a duly formed corporate entity and currently exists in good standing under the laws of its place of incorporation and it has full power and authority to execute this Agreement;

(b)
it has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so; and

Annex A
Option Agreement

(c)	it has access to 2-D seismic survey covering the JDZ under a duly executed Data Use License.

7.2	DRSTP represents, warrants and undertakes that:

(a)	the number, designation, boundaries and respective sizes of the Blocks will not be materially different to those shown on the Map;

(b)	the person or persons executing this Agreement on its behalf have full authority to commit DRSTP to this Agreement;

(c)	no laws, regulations, rules, contracts or agreements are currently in existence that prohibit the enforcement of or conflict with any of the terms of this Agreement;

(d)
neither ExxonMobil nor any of its affiliates has or will be granted any preferential right other than the right to acquire a working interest of 40% in one Block and 25% in each of two further Blocks, and

(e)
neither DRSTP nor the JDA has entered into any contract or agreement, or granted any other rights to another parry (including ExxonMobil) which would hinder or prohibit the implementation and enforcement of, or in any way conflict with, the terms of this Agreement or otherwise diminish ERHC's rights under this Agreement and DRSTP will not, and undertakes that the JDA will not, enter into any such contract or arrangement or grant any such rights.

8.        MISCELLANEOUS

8.1.     DRSTP agrees that:

(a)
should any law, regulation or rule be issued or promulgated into law or any other act or thing be done by DRSTP or the JDA (including without limitation any amendment to the JDZ Regulations or issuance of a new rule in respect of the JDZ) which have the effect of diminishing the economic value of or materially adversely affecting ERHCs rights pursuant to this Agreement or the MoA; and/or

(b)	if the acreage of any Block offered in a Licensing Round is materially less than that indicated on the Map,

DRSTP shall compensate ERHC either financially or through alternative commercial arrangements that are reasonably acceptable to ERHC in order to maintain the economic value to ERHC of such rights both indvidually and in aggregate.

8.2.	This agreement and all negotiations leading to it shall be governed by the laws of England and Wales and tbe courts of England and Wales shall have exclusive jurisdiction.

8.3
ERHC's interest in this Agreement shall be assignable in whole or in part Subsidiary without the consent of DRSTP, however ERHC will give notice of any such assignment to DRSTP within 45 days of such assignment being completed. The prior written consent of DRSTP will be required if an assignment is made to a party which is not a Subsidiary of ERHC, which consent will not be unreasonably withheld or delayed by DRSTP.

Annex A
Option Agreement

8.4	DRSTP undertakes to:

(a)	grant all such approvals, execute ail such documents, permits or agreements, and do all such things and acts as may be necessary to give effect to the intention of this Agreement; and

(b)
it reasonably requested by ERHC in writing, forward to ERHC evidence of such approvals, documents, permits and/or things relevant to its rights and entitlements under this Agreement in a form reasonably satisfactory to ERHC.

8.5	DRSTP acknowledges that the actions being undertaken by it in this Agreement are commercial actions and do not in any way or in any part constitute an Act of State.

9.	CONFIDENTIALITY

9.1
Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange roles or public listing requirements;

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	to all potential bidders in a Licensing Round to ensure bidding transparency.

10.	NOTICES

10.1
Any notice or other communication to be given by one Party to the other in connection with this Agreement will be in writing and will be given by letter or facsimile addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

Annex A
Option Agreement

DRSTP:

The Honourable Minister
Ministry of Public Works, Infrastructure, Natural Resources and the Environment
P.O. Box 130
Sao Tome
Telephone Number: +239 224 750
Facsimile Number: +239 222 824

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road
Houston, Texas, 77056
United States of America
Telephone Number: +l 713 626 4700
Facsimile Number: +1 713 626 4704

10.2	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier, on the fifth day following despatch;

(c)	in the case of post, on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement) and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

Annex A
Option Agreement

IN WITNESS WHEREOF

Signed by	)
His Excellency, Joaquim Rafael Branco	)
Minister of Public Works, Infrastructure,	)	/s/ Joaquim Rafael Branco
Natural Resources and the Environment	)
for and on behalf of:	)
The Democratic Republic of São Tomé	)
e Principé:

Signed by	)
Mr Chade Mba	)	/s/ Chade Mba
President and Chief Executive Officer	)

for and on behalf of:
Environmental Remediation Holding
Corporation:

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

THIS AGREEMENT is made on	2003

BETWEEN:

(1)
The Nigeria and Sao Tome and Principe Joint Development Authority established by a treaty done on 21 February 2001 between the Federal Government of Nigeria and the Democratic Republic of São Tomé e Principé (the "JDA"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA ("ERHC"),

(each a "Party").

WHEREAS:

(A)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and the Democratic Republic of São Tomé e Principe ("DRSTP") agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (tbe "JDZ").

(B)	In the Treaty, FGN and DRSTP agree to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(C)	DRSTP and ERHC entered into an agreement in relation to prior dealings on 21 May 2001 (the "MoA").

(D)	On 2 April 2003 ERHC and DRSTP agreed to further arrangements in respect of the JDZ and the MoA on the terms of the Option Agreement.

OF)
on [•] the JMC approved the entry by tbe JDA into this agreement with ERHC (the "Agreement") in order to implement and administer ERHC's rights in respect Of tile JDZ pursuant to the MoA and the Option Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

In this Agreement:

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbons within the JDZ under the JDZ Regulations;

"ERHC Selections" means the Blocks in respect of which ERHC wishes to exercise its rights pursuant to the Option Agreement to acquire working interests in the JDZ and in respect of which it has so notified tbe JDA in writing;

"Exercise Notice" means the notice set out in Annex B;

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group or any of their successors or assigns;

"ExxonMobil Agreement” means the agreement between DRSTP and ExxonMobil dated 22 February 2003 pursuant to which ExxonMobil is entitled to acquire certain working interests m the JDZ on a preferential basis;

"ExxonMobil Information Date" means the date on which ExxonMobil first receives information from JDA in order to enable ExxonMobil to exercise its rights pursuant to the ExxonMobil Agreement;

"ExxonMobil Selections" means the Blocks in respect of which ExxonMobil wishes to exercise its rights pursuant to the ExxonMobil Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA in writing;

“ExxonMobil Selection Date” means the date on which JDA notifies ERHC in writing of the ExxonMobil Selections;

"Final Information Date" means the date one week after the ExxonMobil Information Date;

“JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by JDA pursuant to JDA given to JDA by the Treaty;

“JMC” means the Joint Ministerial Council established pursuant to the Treaty;

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded licenses to explore for and/or exploit the hydrocarbon resources of the JDZ;

"Option Agreement" means the agreement between DR5TP and ERHC dated 2 April 2003 pursuant to which ERHC is entitled to acquire certain working interests in the JDZ on a basis preferential to the Licensing Round;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means amounts payable by a person to JDA to acquire the right to sign a PSC;

"Successful Bid" means the bid made by a person during a Licensing Round to acquire a PSC in respect of a Block which JDA has accepted;

"Tender Documentation" means the documentation made available relating to a  Licensing Round.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa.

2.3	A reference to a Party includes its permitted assignees and/or successors in title and/or any venture or consortium of which it is part

3.	IMPLEMENTATION OF ERHC'S RIGHTS

3.1	The JDA acknowledges that:

(a)	It is fully aware of the terms and the rights granted to ERHC by DRSTP in respect of the JDZ pursuant to the Option Agreement attached to this Agreement at Annex A;

(b)	ERHC has subject to certain restrictions on choice set out in the Option Agreement been granted rights by DRSTP under the Option Agreement to:

(i)	nominate a Block and acquire a 15% working interest in that Block;

(ii)	nominate a second Block and acquire a 15% working intercest in that Block;

(iii)	ruminate a third Block and acquire a 20% working interest in that Block;

(iv)	nominate a fourth Block and acquire a 30% working interest in that Block;

(v)	nominate a fifth Block and acquires 35% working interest in that Block; and

(vi)	nominate a sixth Block and acquire 20% working interest in that Block;

(c)
Subject to any obligation to purchase 4.4 of the Option Agreement, ERHC will not be subject to any further condition, criteria, restriction or further requirement in order to exercise the rights granted to it pursuant to the Option Agreement and properly and fully acquire any or all of those working interests except the payment of certain Signature Bonuses and applicable taxes, fees and charges as set out in clause 4.3 of the Option Agreement; and

(d)	the arrangements set out in the Option Agreement were approved by the JMC on [•],

and the JDA agrees to do all things necessary to enable ERHC to properly exercise and enjoy the rights granted to it pursuant to the Option Agreement including (but not limited to) observing the provisions of this clause 3.

3.2.
Following the acceptance by it of Successful Bids in respect of every Block for which a PSC is to be awarded during a Licensing Round the JDA will, subject to clause 3.9, so notify ERHC in accordance with clause 3.3 and, contemporaneously with such notification, provide all material information relating to every Successful Bid including (but not limited to) details of:

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

(a)	any Signature Bonus and all other financial payments and commitments;

(b)	all finally agreed terms and conditions of the PSC and any other relevant contractual agreements;

(c)	the identities of all relevant parties and the Block to which each Successful Bid relates; and

(d)	any future work or other commitment.

3.3	The notification and information described in clause 3.2 will be delivered to ERHC by the earlier of:

(a)	ten days from the acceptance by the JDA of the last of the Successful Bids to which clause 3.2 refers; and

(b)	the ExxonMobil Information Date.

3.4
Prior to the Final Information Date, ERHC may at anytime request any further information it reasonably requires from the JDA in respect of any Successful Bid and the JDA will use its beat endeavors to promptly provide such information.

3.5	The JDA will inform ERHC of the ExxonMobil Selections as soon as possible but in any event no later than seven days after receiving them.

3.6
ERHC agrees to notify the JDA of the ERHC Selections by forwarding one notice substantially in the form of the Exercise Notice to the JDA in respect of each of them and the JDA agrees that no further action is required by ERHC in order to properly exercise and enjoy the rights granted to it under the Option Agreement

ERHC may notify the JDA of each of the ERHC Selections together or separately, but in any event will complete this process of notification by the later of:

(a)	the date 45 days after the Final Information Date; and

(b)	the date 15 days after the ExxonMobil Selection Date.

Following receipt by the JDA of an Exercise Notice notifying the JDA of an ERHC Selection, the JDA will within ninety days of such receipt:

(a)
grant all such approvals and/or do all such things as may be necessary for ERHC to obtain title which is proper and effective against all third parties and in respect of the JDZ Regulations to each and all of the interests to which it relates pursuant to the Option Agreement: and

(b)	forward to ERHC evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

3 9
The obligations of the JDA pursuant to clause 3.2 of this Agreement will cease upon the date on which all working interests to which BRHC has rights pursuant to the Option Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC.

3.10	The JDA will include in all Tender Documentation information which is accurate and sufficient to notify all bidders and otherwise interested persons regarding;

(a)	ERHC's rights in respect of the JDZ pursuant to the Option Agreement; and

(b)	the exercise and implementation of those rights pursuant to the Option Agreement and this Agreement.

4.	REPRESENTATIONS AMD WARRANTIES

4.1	ERHC represents that it;

(a)	is a duly formed corporate entity and cuiieutly exists in good standing under the laws of its place of incorporation, and that it has full power and authority to execute this Agreement; and

(b)
has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

4.2	The JDA represents, warrants and undertakes that:

(a)
the person or persons executing this Agreement on its behalf has or have full authority to commit the JDA to this Agreement and the obligations set out in it and has or have the requisite approvals of the JMC to do so;

(b)	no obligations of confidentiality to any person or persons do or will prevent or in any way restrict its ability to provide all the information contemplated by clause 3.2 of this Agreement;

(c)	all Successful Bids will be bids which the JDA, acting reasonably, considers to be bona fide and made by technically and financially competent persons;

(d)
none of the JDZ Regulations nor any contracts or agreements to which the JDA is a party are currently in existence, nor have any rights been granted by the JDA to any other person, including ExxonMobil, that would hinder or prohibit the implementation and/or enforcement of, or are in any way inconsistent with, any of the terms of this Agreement;

(e)
in the event that any JDZ Regulations or any other rule, regulation or order are issued or promulgated into law, or any contract, agreement or arrangement is entered into by the JDA, the JDA will ensure that all such JDZ Regulations, rules, regulations, orders, contracts, agreements or arrangements are consistent with rights of ERHC pursuant to this Agreement and Option Agreement; and

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

(f)	it is not, and will not become, subject to any obligations of confidentiality which prevent it front performing any of the provisions of this Agreement.

5.	MISCELLANEOUS

5.1	This agreement and all negotiations leading to it shall be in English language and governed by the laws of England and Wales and the courts of England and Wales shall have exclusive jurisdiction.

5.2
For any dispute arising out of or in connection with the Agreement including any question of existence, validity or termination, the JDA and ERHC shall first make every effort to reach an amicable settlement by direct negotiation.  In case of failure to reach an amicable settlement, the dispute shall be referred to and finally resolved by arbitration under the UNCITRAL arbitration rules. The tribunal shall consist of three arbitrators, one appointed by the JDA, one appointed by ERHC and the third by a unanimous decision of the Parties. The place of arbitration shall be London, England. The tribunal may hold hearings at locations other than London for the convenience of the Parties. The language of arbitration shall be English.  Each Party shall bear its own costs and expenses of arbitration.

5.3
Where ERHC transfers to a technically and financially qualified person any or all of the working interests to which this Agreement relates in accordance with the Option Agreement, the JDA will within fourteen days:

(a)	grant all such approvals and/or do all such things as may be necessary to recognise and give effect to such arrangement or transfer, and

(b)	forward to ERHC and/or the transferee or transferees evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

5.4	Each Party undertakes to execute all such documents, permits or agreements, end do all such things and acts as may be necessary to give effect to the intention of this Agreement.

5.5
The JDA agrees that if an arrangement of any kind is being negotiated or agreed between DRSTP and ERHC pursuant to clause 8.1 of the Option Agreement, the JDA will co-operate with any reasonable request of ERHC to assist in the resolution of that process, the development of alternative arrangements as contemplated by that provision and the implementation within the JDZ of any relevant arrangements agreed ERHC will bear any out-of-pocket costs and expenses incurred by the JDA in undertaking this process.

5 6
The JDA hereby acknowledges that its undertakings and obligations pursuant to this Agreement do not constitute acts of state, and irrevocably waives any rights of sovereign immunity which it or any of its assets may have in connection with the performance or enforcement of any rights or obligation under this Agreement.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

6.	NOTICES

6.1
Any notice or other communication to be given by one Party to the other in connection with this Agreement will be addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

JDA:

The Chairman of the Executive Board
Joint Development Authority
Plot 110 J Ammu Kano Crescent
Wuse II, Abuja
Nigeria
Telephone Number: 4-234 9 524 1062
Facsimile Number: +234 9 524 1052

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road
Houston, Texas, 77056 United States of America
Telephone Number: +1 713 626 4700
Facsimile Number: +1 713 6264704

6.2	Any notice, communication or information to be given by any Party to any other Party in connection with this agreement shall be in writing and shall be given by letter or facsimile except that:

(a)	the notification and all information which the JDA provides to ERHC pursuant to clause 3.2 of this Agreement will be forwarded to ERHC by courier unless the Parties agree otherwise; and

(b)	Exercise Notices will be forwarded by ERHC to the JDA by courier unless the parties agree otherwise.

6.3	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier, on the fifth day following despatch;

(c)	in the case of post on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement) and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

7.	CONFIDENTIALITY

Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange rules or public listing requirements,

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	pursuant to clause 3.10 of this Agreement.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

IN WITNESS WHEREOF

Signed by	)
Dr Tajudeen Umar	)
Chairman of the Executive Board	)

for and on behalf of:
The Joint Development Authority

Signed by	)
Mr Chude Mba	)
President and Chief Executive Officer	)

for and on behalf of:
Enviromental Remediation Holding
Corporation

Witnessed by	)
Mr...	)
Executive Director (Sao Tome and Principe))
The Joint Development Authority

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex A
Option Agreement

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex B
Exercise Notice

Exercise Notice

By this notice, Environmental Remediation Holding Corporation ("ERHC") informs the Nigeria-Sao Tome and Principe Joint Development Authority ("the Authority") that it wishes to exercise its rights under the Option Agreement entered into between ERHC and the Democratic Republic of São Tomé e Principé on [               ] and acknowledged and implemented by the Authority pursuant to the Administration Agreement between ERHC and the Authority dated [                ] in respect of:

a  [                ] % working interest

in [                ] Block

in the Nigeria-Sao Tome and Principe Joint Development Zone.

Signed for and on behalf of ERHC: [illegible]
[            ]

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX B
MAP

Annex B
Exercise Notice

Exercise Notice

By this notice, Environmental Remediation Holding Corporation ("ERHC") informs the Nigeria-Sao Tome and Principe Joint Development Authority ("the Authority") that it wishes to exercise its rights under the Option Agreement entered into between ERHC and the Democratic Republic of São Tomé e Principé on [               ] and acknowledged and implemented by the Authority pursuant to the Administration Agreement between ERHC and the Authority dated [                ] in respect of:

a [                 ] % working interest

in [                ] Block

in the Nigeria-Sao Tome and Principe Joint Development Zone.

Signed for and on behalf of ERHC:
[                ]

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

THIS AGREEMENT is made on the 7th  Day of April, 2003

(1)
The Nigeria and Sao Tome and Principe Joint Development Authority established by a treaty done on 21 February 2001 between the Federal Government of Nigeria and the Democratic Republic of Sao Tome e Principe (the "JDA"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA (“ERHC”),

(each a “Party”).

WHEREAS;

(A)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and the Democratic Republic of São Tomé e Prineipé ("DRSTP") agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (the "JDZ").

(B)	In the Treaty, FGN and DRSTP agree to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(C)	DRSTP and ERHC entered into an agreement in relation to prior dealings on 21 May 2001 (the "MoA").

(D)	On 2 April 2003 ERHC and DRSTP agreed to further arrangements in respect of the JDZ and the MoA on the terms of the Option Agreement.

OF)
on 4 April 2003 the IMC approved the entry by the JDA into this agreement with ERHC (the "Agreement") in order to implement and administer ERHC's rights in respect of the JDZ pursuant to the MoA and the Option Agreement.

THE  PARTIES AGREE AS FOLLOWS:

I.	DEFINITIONS

In this Agreement:

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbons within the JDZ under the JDZ Regulations;

“ERHC Selections” means the Blocks in respect of which ERHC wishes to exercise its rights pursuant to the Option Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA irt writing;

"Exercise Notice" means the notice set out in Annex B.

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group or any of their successors or assigns;

"ExxonMobil Agreement" means the agreement between DRSTP and ExxonMobil dated 22 February 2003 pursuant to which ExxonMobil is entitled to acquire certain working interests in the JDZ on a preferential basis;

"ExxonMobil Information Date" means the date on which ExxonMobil first receives information from JDA in order to enable ExxonMobil to exercise its rights pursuant to the ExxonMobil Agreement;

"ExxonMobil Selections" means the Blocks in respect of which ExxonMobil wishes to exercise its rights pursuant to the ExxonMobil Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA in writing;

'ExxonMobil Selection Date" means the date on which JDA notifies ERHC in writing of the ExxonMobil Selections;

"Final Information Date" means the date one week after the ExxonMobil Information Date;

"JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by JDA pursuant to JDA given to JDA by the Treaty;

"JMC" means the Joint Ministerial Council established pursuant to the Treaty;

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded license to explore for and/or exploit the hydrocarbon resources of the JDZ;

"Option Agreement" means the agreement between DRSTP and ERHC dated 2 April 2003 pursuant to which ERHC is entitled to acquire certain working interests in the JDZ on a basis preferential to the Licensing Round;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means amounts payable by a person to JDA to acquire the right to sign a PSC;

"Successful Bid" means the bid made by a person during a Licensing Round to acquire a PSC in respect of a Block which JDA has accepted;

"Tender Documentation" means the documentation made available relating to a Licensing Round.

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa,

2.3	A reference to a Party includes its permitted assignees and/or successors in title and/or any venture or consortium of which it is part.

3.	IMPLEMENTATION OF ERHC’S RIGHTS

3.1	The JDA acknowledges that:

(a)	It is fully aware of the terms and the rights granted to ERHC by DRSTP in respect of the JDZ pursuant, to the Option Agreement attached to this Agreement at Annex A;

(b)	ERHC has subject to certain restrictions on choice set out in the Option Agreement been granted rights by DRSTP under the Option Agreement to;

(i)	nominate a Block and acquire a 15% working interest in that Block;

(ii)	nominate a second Block and acquire a 15% working interest in that Block;

(iii)	nominate a third Block and acquire a 20% working interest in that Block;

(iv)	nominate a fourth Block and acquire a 30% working interest in that Block;

(v)	nominate a fifth Block and acquire a 25% working interest in that Block; and

(vi)	nominate a sixth Block and acquire 20% working interest in that Block;

(c)
Subject to any obligation to purchase an initial 3-D seismic survey as set out in clause 4.4 of the Option Agreement, ERHC will not be subject to any further condition, criteria, restriction or further requirement in order to exercise the rights granted to it pursuant to the Option Agreement and properly and fully acquire any or all of those working interests except the payment of certain Signature Bonuses and applicable taxes, fees and charges as set out in clause 4.3 of the Option Agreement; and

(d)	the arrangements set out in the Option Agreement were approved by the JMC on 4 April 2003,

and the JDA agrees to do all things necessary to enable ERHC to properly exercise and enjoy the rights granted to it pursuant to the Option Agreement, including (but not limited to) observing the provisions of this clause 3.

3.2
Following the acceptance by it of Successful Bids in respect of every Block for which a PSC is to be awarded during a Licensing Round the JDA will, subject to clause 3.9, so notify ERHC in accordance with clause 3.3 and, contemporaneously with such notification, provide all material information relating to every Successful Bid including (but not limited to) details of:

(a)	any Signature Bonus and all other financial payments and commitments;

(b)	all finally agreed terms and conditions of the PSC and any other relevant contractual agreements;

(c)	the identities of all relevant parties and the Block to which each Successful Bid relates; and

(d)	any future work or other commitment.

3..3	The notification and information described in clause 3.2 will be delivered to ERHC by the earlier of:

(a)	ten days from the acceptance by the JDA of the last of the Successful Bids to which clause 3.2 refers; and

(b)	the ExxonMobil Information Date.

3.4
Prior to the Final Information Date, ERHC may at any time request any further information it reasonably requires from the JDA in respect of any Successful Bid and the JDA will use its best endeavours to promptly provide such information.

3.5	The JDA will inform ERHC of the ExxonMobil Selections as soon as possible but in any event no later than seven days after recieving them.

3.6
ERHC agrees to notify the JDA of the ERHC Selections by forwarding one notice substantially in the form of the Exercise Notice to the JDA in respect of each of them and the JDA agrees that no further action is required by ERHC in order to properly exercise and enjoy the rights granted to it under the Option Agreement.

3.7	ERHC may notify the JDA of each of the ERHC Selections together or separately, but in any event will complete this process of notification by the later of:

(a)	the date 45 days after the Final Information Date; and

(b)	the date 15 days after the ExxonMobil Selection Date.

3.8	Following receipt by the JDA of an Exercise Notice notifying the JDA of an ERHC Selection, the JDA will within ninety days of such receipt:

(a)
grant all such approvals and/or do all such things as may be necessary for ERHC to obtain title which is proper and effective against all third parties and in respect of the JDZ Regulations to each and all of the interests to which it relates pursuant to the Option Agreement; and

(b)	forward to ERHC evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

3.9
The obligations of the JDA pursuant to clause 3.2 of this Agreement will cease upon the date on which all working interests to which ERHC has rights pursuant to the Option Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC.

3.10	The JDA will include in all Tender Documentation information which is accurate and sufficient to notify all bidders and otherwise interested persons regarding:

(a)	ERHC's rights in respect of the JDZ pursuant to the Option Agreement; and

(b)	the exercise and implementation of those rights pursuant to the Option Agreement and this Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1	ERHC represents that it

(a)	is a duly formed corporate entity and currently exists in good standing under the laws of its place of incorporation, and that it has full power and authority to execute this Agreement; and

(b)
has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

4.2	The JDA represents, warrants and undertakes that

(a)
the person or persons executing this Agreement on its behalf has or have full authority to commit the JDA to this Agreement and the obligations set out in it and has or have the requisite approvals of the JMC to do so;

(b)	no obligations of confidentiality to any person or persons do or will prevent or in any way restrict its ability to provide all the information contemplated by clause 3.2 of this Agreement;

(c)	all Successful Bids will be bids which the JDA, acting reasonably, considers to be bona fide and made by technically and financially comp~~e~~te~~n~~t persons;

(d)
none of the JDZ Regulations nor any contracts or agreements to which the JDA is a party are currently in existence, nor have any rights been granted by the JDA to any other person, including ExxonMobil, that would hinder or prohibit the implementation and/or enforcement of, or are in any way inconsistent with, any of the terms of this Agreement;

(e)
in the event that any JDZ Regulations or any other rule, regulation or order are issued or promulgated into law, or any contract, agreement or arrangement is entered into by the JDA, the JDA will ensure that all such JDZ Regulations, rules, regulations, orders, contracts, agreements or arrangements are consistent with rights of ERHC pursuant to this Agreement and Option Agreement; and

(f)	it is not, and will not become, subject to any obligations of confidentiality which prevent it from performing any of the provisions of this Agreement.

5.	MISCELLANEOUS

5.1	This agreement and all negotiations leading to it shall be in English language and governed by the laws of England and Wales and the courts of England and Wales shall have exclusive jurisdiction.

5.2
For any dispute arising out of or in connection with the Agreement including any question of existence, validity or termination, the JDA and ERHC shall first make every effort to reach an amicable settlement hy direct negotiation. In case of failure to reach an amicable settlement the dispute shall be referred to and finally resolved by arbitration under the UNCITRAL arbitration rules. The tribunal shall consist of three arbitrators, one appointed by the JDA, one appointed by ERHC and The third by a unanimous decision of the Parties. The place of arbitration shall be London, England. The tribunal may hold hearings at locations other than London for the convenience of the Parties. The language of arbitration shall be English. Each Party shall bear its own costs and expenses of arbitration.

5.3
Where ERHC transfers to a technically and financially Qualified person any or all of the working interests to which this Agreement relates in accordance with the Option Agreement the JDA will within fourteen days:

(a)	grant all such approvals and/or do all such things as may be necessary to recognise and give effect to such arrangement or transfer; and

(b)	forward to ERHC and/or the transferee or transferees evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

5.4	Each Party undertakes to execute all such documents, permits or agreements, and do all such things and acts as may he necessary to give effect to the intention of this Agreement.

5.5
The JDA agrees that if an arrangement of any kind is being negotiated or agreed between DRSTP and ERHC pursuant to clause 8.1 of flic Option Agreement the JDA will co-operate with any reasonable request of ERHC to assist in the resolution of that process, the development of alternative arrangements as contemplated by that provision and the implementation within the JDZ of any relevant arrangements agreed.- ERHC will bear any out-of-pocket costs and expenses incurred by the JDA in undertaking this process.

5.6
The JDA hereby acknowledges that actions and obligations pursuant to this Agreement that it may undertake in respect of itself or any of its assets are commercial actions and do not in any way or in any part constitute an Act or Acts of State.

6.	NOTICES

6.1
Any notice or other communication to be given by one Parry to the other in connection with this Agreement will be addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

JDA:

The Chairman of the Executive Board
Joint Development Authority
Plot 1101 Aminu Kano Crescent
Wuse JJ, Abuja
Nigeria
Telephone Number. +234 9 524 1062
Facsimile Number; +234 9 5241052

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road Houston, Texas, 77056
United States of America Telephone Number: +1 713 626 4700
Facsimile Number: +1 713 6264704

6.2	Any notice, communication or information to be given by any Party to any other Party in connection with this agreement shall be in writing and shall be given by letter or facsimile except that:

(a)	the notification and all information which the JDA provides to ERHC pursuant to clause 3.2 of this Agreement will be forwarded to ERHC by courier unless the Parties agree Otherwise; and

(b)	Exercise Notices will be forwarded by ERHC to the JDA by courier the parties agree otherwise.

6.3	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier on the fifth day following despatch;

(c)	in the case of post, on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

7.	CONFIDENTIALITY

Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange rules or public listing requirements;

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	pursuant to clause 3.10 of this Agreement.

IN WITNESS WHEREOF

Signed by	)
Dr Tajudeen Umar	)	/s/ Tajudeen Umar
Chairman of the Executive Board	)
)
For and on behalf of:	)
The Joint Development Authority	)

Signed by	)
Mr Chude Mba	)	/s/ Chude Mba
President and Chief Executive Officer	)
)
For and on behalf of	)
Environmental Remediation Holding	)
Corporation	)

Witnessed by	)
Name	)	[illegible]
[illegible]	)
Position	)
Executive Director	)
The Joint Development Authority	)

PARTICIPATION AGREEMENT
JDZ Block 2

This Participation Agreement (“Agreement”) made and entered into this 2nd day of March, 2006 by and between

Sinopec International Petroleum Exploration and Production Co. Nigeria Limited, a company incorporated in the federal republic of Nigeria (hereinafter referred to as “SIPEC”) and Sinopec International Petroleum Exploration and Production Corporation, a company incorporated in China (hereinafter referred to as “SIPEC Parent”);

Addax Energy Nigeria Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”) and Addax Petroleum Corporation, a company incorporated in Canada (hereinafter referred to as “Addax Parent”); and

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”).

Each of ERHC, Addax and Sinopec is individually a “Party” and they are collectively the “Parties” to this Agreement

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé e Príncipe and the Joint Development Authority (the “JDA”) of the Nigeria-São Tomé e Príncipe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated May 21,2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2,2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of thirty percent (30%) in Block 2, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 2 (“PSC”) (“Option Interest”); and

1

WHEREAS, The Parties acknowledge that Pioneer/Devon/ERHC submitted a bid and was awarded a thirty-five (35%) participating interest in Block 2, subject to the terms of a PSC that will be negotiated between all of the acquiring parties to Block 2 (“Bid Interest”); and

WHEREAS, Devon withdrew from the Devon/Pioneer/ERHC consortium as of 22 June 200S and Pioneer has withdrawn from the Pioneer/ERHC consortium and from further participation in the negotiation of the Block 2 PSC as of 6 February 2006 and therefore ERHC owns all of the rights to the Bid Interest; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable SIPEC to acquire a total Participating Interest of twenty eight point sixty-seven one hundredths percent (28.67%), comprised of eighteen and sixty-seven one hundredths percent (18.67%) of Bid Interest plus ten percent (10%) of Option Interest, and SIPEC agrees to accept such rights for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a total Participating Interest of fourteen and thirty-three one hundredths percent (14.33%), comprised of nine and thirty-three one hundredths percent (9.33%) of Bid Interest plus five percent (5%) of Option Interest, and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Addax Assigned interest” means the fourteen and thirty-three one hundredths percent (14.33%) Participating Interest, comprised of five percent (5%) Option Interest and nine and thirty-three one hundredths percent (9.33%) Bid Interest, to be assigned to Addax in accordance with the Agreement.

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by" and other derivatives shall be construed accordingly.

“Assigned Interest” means the aggregate of the Addax Assigned Interest and the SIPEC Assigned Interest.

2

 “Assignment” means the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax and SIPEC

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 2” means that geographical area designated as Block 2 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

“Carried Costs” has the meaning ascribed to it in Section 3 (a)(iii).

“Contractor” means the combination of all non-Government parties to the PSC for Block 2.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs incurred by the Parties to perform Petroleum Operations and described in the PSC as “Operating Costs”.

“Earning Period” means the period beginning on the Effective Date and ending on the date that each of Addax and SIPEC has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(aXiii), 3(b), and 3(c) hereof

“Effective Date” means the date first above written.

“Government” and “Governmental Authority” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or "JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 2 no later than the Transfer Date. Such JOA will be based on similar Joint Operating Agreements in place for other Blocks in the JDZ in existence at the time of this agreement.

“LIBOR” means the London Interbank Offered United States Dollar rate for one month as quoted in the London edition of the Financial Times. In the event that such rate is not published in the Financial Times, LIBOR shall mean the London Interbank Offered US Dollar rate for one month for the nearest day quoted by a London branch of Citybank.

“Operator” means the operator appointed in accordance with the terms of the PSC.

3

“Option Interest” has the meaning ascribed to it in the Recitals.

“Petroleum Operations” means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 2.

“Participating Interest” means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

“Profit Oil” has the meaning ascribed to it in the PSC.

“Proportionate Obligation Share” means the respective share of costs and obligations to be borne by Addax and SIPEC in the proportions of sixty-six and sixty-seven one hundredths (66.67%) for SIPEC and thirty-three and thirty-three one hundredths (33.33%) for Addax, which shall be the several, not joint, obligation and liability of each.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Interest” means twenty-two percent (22%) total Participating Interest retained by ERHC after giving effect to the Assignment.

“SIPEC Assigned Interest” means the twenty-eight and sixty-seven one hundredths percent (28.67%) Participating Interest, comprised of ten percent (10%) of Option Interest and eighteen and sixty-seven one-hundredths percent (18.67%) of Bid Interest, to be assigned to SIPEC in accordance with the terms of this Agreement.

“Transfer Date” means the date that the PSC is executed.

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 2 in accordance with the PSC.

2.	Assignment

(a)	Each of Addax and SIPEC will respectively acquire the Addax Assigned Interest and SIPEC Assigned Interest by direct execution of the PSC.

4

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's and SIPEC's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)	A PSC covering Block 2 is executed by the JDA, Addax, SIPEC and ERHC.

(ii)	The Representations and Warranties of Addax, Addax Parent, SIPEC and SIPEC Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date;

(iii)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date; and

(iv)	SIPEC is appointed Operator under the PSC.

(c)
If an Assignment is not made because the conditions precedent are not fulfilled (orwaived by the affected Party) by 31 December 2006, then all or any two of the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party. If either Addax or SIPEC terminate this Agreement, but not the other, then this Agreement will remain in force in respect of the other Parties.

3.	Addax and SIPEC Obligations

(a)	After the Transfer Date Addax and SIPEC shall pay the following Costs in accordance with their respective Proportionate Obligation Share:

(i)	All Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

(ii)
All taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Addax and/or SIPEC (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax and SIPEC agree to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

5

(iii)
ERHC's share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the “Carried Costs”).

(iv)	Any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(v)
Furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(vi)
In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set (“Licensed Data”), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax and SIPEC will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax and SIPEC pursuant to Section 3(a)(iii).

(b)
The Carried Costs paid by SIPEC shall carry interest at the rate of LIBOR+2% from the date SIPEC makes such payment, provided that the cumulative amount of the interest charged thereon by SIPEC shall in no event exceed Thirty Five Million United States Dollars (US $35,000,000).

(c)
Addax and SIPEC shall each be entitled to receive its Proportionate Obligation Share of up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest.

(d)
In addition, Addax and SIPEC shall be entitled to receive its Proportionate Obligation Share of an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs and the interest thereto that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax and SIPEC pursuant to Sections 3(aXiv), 4(a) and 4(b) hereof.

(e)
Each of Addax and SIPEC accept the terms and conditions set by the JDA for the awards of Block 2 and specifically acknowledge and agree to fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

(f)
Neither Addax nor SIPEC may withdraw from the PSC after the Transfer Date prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC (“Phase I”). However, after the completion of the Work Program for Phase I, nothing contained in this Section 3 shall prevent Addax and/or SIPEC from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax and/or SIPEC elect to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's and/or SIPEC's interest and Addax and/or SIPEC will convey hack to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax and/or SIPEC obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

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4.	Undertaking of the Parties

(a)
Addax shall pay to ERHC by wire transfer of readily available funds, no later than ten (10) business days in Geneva, Switzerland after the execution of the PSC in respect of Block 2, the sum of Six Million Eight Hundred Thousand US dollars (US$6,800,000).

(b)
SIPEC shall pay to ERHC by wire transfer of readily available funds, no later than ten (10) business days in China after the execution of the PSC in respect of Block 2 the sum of Thirteen Million Four Hundred Thousand US dollars (US$13,600,000)

(c)
If either of Addax or SIPEC fail to timely make the respective payment due under Sections 4(a) and 4(b) above, interest at the rate of LIBOR plus 4% for a period of thirty (30) days from the date such amount is due shall be added to the amount due. If the total amount due, plus interest is not paid within thirty (30) days from the due date, then this Agreement shall immediately terminate as to the Party defaulting on the payment. In the event the defaulting Party is SIPEC it shall be obligated to pay ERHC, as liquidated damages, the sum the default amount plus Ten Million United States Dollars (US$10,000,000). In the event the defaulting Party is Addax it shall be obligated to pay ERHC, as liquidated damages, the sum the default amount plus Five Million United States Dollars (US$5,000,000). If ERHC is forced to submit the nonpayment default to arbitration for resolution, the defaulting Party shall be obligated to pay the costs and expenses in connection with the arbitration according to the tribunal's award.

(d)
All Parties shall participate in the negotiation of the PSC and SIPEC, in consultation with ERHC and Addax, shall act as the lead negotiator for the Parties during such negotiation. Each party shall appoint negotiators who shall be authorized to participate in the PSC negotiations on behalf of the Parties. All Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of the Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(e)	No Party shall have the right to bind the other Party without such Party's prior written approval.

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(f)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(g)
Except as provided in the next sentence, if Addax and/or SIPEC terminate this Agreement for any reason prior to the Transfer Date, and subsequently acquire an interest in Block 2, it shall immediately notify the other Parties, and upon request, execute such documentation as is necessary to vest ERHC and the other Party(ies) with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 2 and places Block 2 in a subsequent bid round, then the Parties shall execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 2. If the bid is successful, this Agreement shall then apply to any bid interest awarded to the Parties. If the bid is not successful and no Party is awarded an interest in Block 2, then any Party may acquire an interest in Block 2 from one or more of the successful bidders without any further obligations to the other Parties.

(h)
During the Earning Period, ERHC shall vote its Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax and SIPEC for each of their respective Proportionate Obligation Share as the case may be.

(i)	SIPEC as Operator agrees that a joint operations team shall be established as agreed between SIPEC, ERHC and Addax with participation of ERHC and Addax in the Petroleum Operations of Block 2.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

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(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHC's knowledge, has there been any claims by any Government Authority to terminate such rights;

(viii)
As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax and SIPEC, but only as permitted and authorized by the JDA and any other appropriate Governmental Authorities;

(ix)
To ERHC's knowledge, ERHC has furnished to Addax and SIPEC correct copies of all documents in its possession that have been requested by either Addax and/or SIPEC and are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax and SIPEC because of existing confidentiality agreements; and

(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 2 or Actions pending, or, to ERHC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator against ERHC that will impair ERHC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Each of Addax and SIPEC hereby severally represent and warrant that as of the Effective Date:

(i)
Addax is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and SIPEC is a corporation thatbeen duly formed and currently exists in good standing under the laws of Nigeria and that both have full power and authority to execute this Agreement;

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(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax and SIPEC has all necessary corporate power and authority to execute and accept the Agreement;

(iii)
The Addax Parent and SIPEC Parent will execute this Agreement solely for the purpose of asserting that either they or their wholly owned subsidiaries will satisfy all of their respective obligations hereunder;

(iv)
Each of Addax and SIPEC has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax, SIPEC or the Assigned Interest;

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to Addax's or SIPEC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator with respect to the Block 2 or Actions pending, or, to Addax's and SIPEC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator against Addax or SIPEC that will impair Addax's or SIPEC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax or SIPEC.

(c)	Mutual Representations and Warranties

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(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party havenot made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political patty official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

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(d)	Indemnities

(i)
Each Party shall defend, indemnify and hold the other Parties harmless from any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement

(ii)
From and after the Transfer Date for the period specified in Section 5(d)(v), ERHC agrees to indemnify and hold Addax and SIPEC harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character (“Damages”) that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iii)
From and after the Transfer Date for the period specified in Section 5(dXv), Addax agrees to indemnify and hold ERHC and SIPEC harmless from and against any Damages that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iv)
From and after the Transfer Date for the period specified in Section 5(d)(v), SIPEC agrees to indemnify and hold ERHC and Addax harmless from and against any Damages that arise out of the breach by SIPEC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iv)
Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

(vi)
Between the Effective Date and the Transfer Date, in the event of a breach by any Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party(ies) within a reasonable period not to exceed ninety (90) days, each non-breaching Party has the additional remedy of terminating this Agreement only as to the breaching Party in its sole discretion (and any financial obligations associated therewith) in which case the terminating Party(ies) shall have no further obligations to the other Party(ies). If the right of termination is exercised by either SIPEC or Addax it will only terminate the Agreement in respect its own benefits rights liabilities and obligations and the Agreement will remain in force in respect of the other Party.

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(vii)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement

(e)	Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC, SIPEC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC, SIPEC and Addax in connection with this Agreement.

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted andauthorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1 (b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

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(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

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Addresses	Names of Representatives

ERHC Energy, Inc	Walter F. Brandhuber
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713- 626-4700
Facsimile: 1-713- 626-4704

Addax Energy Nigeria Limited	Leslie Blair
No. 10 Bishop Aboyade Cole Street	Managing Director
Victoria Island, Lagos
Nigeria

Phone:	234 (1) 461 2400
Fax:	234 (1) 262 1915

Sinopec International Petroleum Exploration	Lian Mingxiang
and Production Co. Nigeria Limited	Managing Director
12 Oyinkan Abayomi Dr.
Ikoyi, Lagos
Nigeria

Phone:	234 (I) 269 2841
Fax:	234(1)269 4286

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Waiver of Sovereign Immunity

Each of the Parties hereto agrees that it is subject to civil and commercial law with respect to its obligations under this Agreement, and the signing and performance of this Agreement by each Party constitutes private and commercial acts rather than governmental and public acts. Each of the Parties irrevocably represents, warrants and agrees that this Agreement is a commercial rather than a public or governmental activity and that it is not entitled to claim immunity from legal proceedings with respect to itself or any of its assets on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement. To the extent that any of the Parties or any of their assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, otherattachment or execution of judgment on the grounds of sovereignty or otherwise, such Party hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement. Any Party that now or hereafter has a right to claim sovereign immunity for itself or any of its assets hereby waives any such immunity to the fullest extent permitted by the laws of any applicable jurisdiction. Each Party acknowledges that its rights and obligations hereunder are of a commercial and not a governmental nature.

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(c)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration (“LCIA”).

(iii)
The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement (“Rules”). The applicable authorities in respect to procedural matters, in order of precedence for purposes of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)
Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration. If there are more than two Parties to the arbitration, the Party(ies) initiating the arbitration shall choose one arbitrator and the respondent Party(ies) shall choose one arbitrator.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

(vii)
If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LCIA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

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(viii)
None of the arbitrators shall have been an employee of or consultant to any Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party or Parties that do(es) appear. The arbitrators shall be required to give written reasons for their decision.

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction.

(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

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9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep ail Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

10.	Subsequent Transfer of Interest

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the effectiveness of the JOA shall be subject to the provisions of the JOA.

(b)
Addax and/or SIPEC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending the other Parties advance written notice of its intention to assign such interest. Addax, SIPEC and their respective Parents shall guarantee the performance of the Affiliate's obligations under this Agreement. Addax and/or SIPEC may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax and/or SIPEC respectively that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until the other Parties have given their written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to the other Parties assuming all of the obligations and/of Addax or SIPEC under this Agreement and the JOA with respect to the interest so assigned. Addax and/or SIPEC agree that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning its Participating Interest in Block 2 shall be null and void and of no effect.

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(c)
ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax and SIPEC advance written notice of its intention to assign such interest ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until each of Addax and SIPEC have given their written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax and SIPEC assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

(a)
Notwithstanding any other provision of this Agreement, in no event shall any Party be liable to the other Party(ies) for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

(b)
If Addax and/or SIPEC fail to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

(c)
If Addax and/or SIPEC fail to pay any of the amounts due under Section 3(a) of this Agreement by the applicable due dates, and such amount(s) remain(s) unpaid for a period of ten (10) days, the Party failing to pay any such amounts shall be deemed to be in default of this Agreement Upon being informed of such default, ERHC shall send to the Party in default a written notice stating the amount and cause of such default and such Party shall have no more than ten (10) days after receiving such notice to remedy such default The liabilities and obligations of SIPEC and Addax under this Agreement are several and not joint and several and without prejudice to the provisions of the JOA neither SIPEC nor Addax shall be liable under this Agreement for the default of the other howsoever occurring. Inthe unlikely event that both Addax and SIPEC simultaneously become defaulting Parties under this Agreement which causes ERHC to become a defaulting party under the JOA, then in addition to all rights that ERHC may have against Addax and SIPEC, each of Addax and SIEPC shall be liable to pay to ERHC as liquidated damages the amount of Five Million Dollars (US$5,000,000) and Ten Million Dollars (US$10,000,00) respectively.

19

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 12 December 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be “Confidential Information” as such term is defined in the Confidentiality Agreement Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

20

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement

Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

21

(i)	Counterpart Execution,

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws. Even where no approval is required from the other Parties under this Section 13(j) the Party making the announcement shall give prior notice to the other Parties of the contents of such announcement prior to its publication.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

22

ERHC Energy, Inc.

By:	/s/ Walter F [ILLEGIBLE]
Walter F. [ILLEGIBLE]
President and Chief Executive Officer

Addax Energy Niagra Limited

/s/ L.L Blair
By:	L. L. Blair
Director

Sinopec International Petroleum Exploration and Production Co. Niagra Limited

/s/ Ling Ming Xiang
Ling Ming Xiang
Managing Director

Signed by Addax Petroleum Corporation and Sinopec International Petroleum Exploration and Production Corporation only for the purposes of affirming the provisions of section 5(a)([ILLEGIBLE]).

For and on Behalf of Addax Petroleum Corporation

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

Sinopec International Petroleum Exploration and Production Corporation

/s/ Zhou [ILLEGIBLE]
By:	Zhou [ILLEGIBLE]

23

EXECUTION VERSION

PARTICIPATION AGREEMENT

This Participation Agreement (“Agreement”) is made and entered into this 11th day of August, 2004 by and between

Environmental Remediation Holding Corporation, a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Pioneer Natural Resources USA, Inc. a company incorporated in Delaware (hereinafter referred to as “Pioneer”).

Each of ERHC and Pioneer is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé e Príncipe and the Joint Development Authority (the “JDA”) of the Nigeria-São Tomé e Príncipe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ;

WHEREAS, the Parties acknowledge that ERHC has, by exercising its Choice 4 option under the Option Agreements, elected to acquire a Participating Interest of thirty percent (30%) in Block 2, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Governmental acquiring parties to Block 2 (“PSC”), and that, pursuant to the terms of the Option Agreements, such interest will not include an obligation to pay a pro-rata share of the applicable signature bonus (“the Option Interest”);

WHEREAS, the Parties acknowledge that ERHC has submitted a bid in accordance with the rules of the JDZ bid round that occurred in October 2003 that, if successful, will entitle ERHC to acquire an additional Participating Interest in Block 2 subject to the terms of a PSC that will be negotiated between the JDA and all of the non-Governmental acquiring parties to Block 2, and that such interest will include an obligation to pay a pro-rata share of the applicable signature bonus (“the Bid Interest”);

1

EXECUTION VERSION

WHEREAS, the Parties acknowledge that the terms and conditions applicable to the PSC for Block 2, including but not limited to the Work Program, have not yet been agreed between the JDA and the non-Governmental parties to the PSC;

WHEREAS, Pioneer desires to acquire fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey to Pioneer such rights owned by ERHC that will enable Pioneer to acquire fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by” and other derivatives shall be construed accordingly.

“Application” means the bid submitted to the JDA by ERHC in respect of the Bid Interest, a summary of which is attached hereto as Annex 1.

“Assigned Interest” means fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest and all related rights and obligations pertaining thereto, including but not limited to copies of all data, interpretations thereof and other information owned by ERHC in respect of Block 2.

“Assignment” means either (i) the acquisition by Pioneer of the Assigned Interest by its execution of a PSC covering Block 2 or (ii) the transfer, conveyance or assignment of the Assigned Interest to Pioneer from ERHC by written document duly approved by the relevant Governmental authorities.

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 2” means that geographical area of the JDZ designated by the coordinates promulgated by the JDA in accordance with the JDZ bid round that occurred in October, 2003.

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  EXECUTION VERSION

“Carried Costs” has the meaning ascribed to it in Section 3(c).

“Contractor” means the combination of all non-Government parties to the PSC for Block 2.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs incurred by the Parties to perform Petroleum Operations, including costs for Operator's overhead properly charged in accordance with the JOA.

“Declaration of Commerciality” means the date that the Contractor under the PSC has completed all of the appraisal work for a commercial discovery and notifies the JDA that it intends to develop the field and will submit for approval a proposal for a field development program.

“Earning Period” means the period beginning on the Transfer Date and ending on the date that the first Declaration of Commerciality is made under the PSC in respect of Block 2.

“Effective Date” means the date first above written. The Agreement shall be effective after execution by the Parties as of the Effective Date and shall continue in effect (i) until terminated as provided herein or (ii) until the Parties have fully performed their obligations hereunder, whichever first occurs.

“Government” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or “JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between the parties owning a Participating Interest in respect to Block 2. The Parties will use their reasonable efforts to negotiate and sign such JOA within 120 days from the Effective Date, but in any event no later than the date the PSC is executed. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

“Operator” means the operator appointed in accordance with the terms of the JOA and the PSC.

“Option Interest” has the meaning ascribed to it in the Recitals.

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EXECUTION VERSION

“Participating Interest'' means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Operations” means all operations conducted in accordance with the PSC and the JOA for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 2.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA.

“Profit Oil” means the balance of crude oil remaining after the allocation of Royalty Oil, Cost Oil, and Tax Oil in accordance with the provisions of the PSC.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Bid Interest” means the remaining portion of the Bid Interest owned by ERHC after the Assignment of the Assigned Interest to Pioneer.

“Retained Option Interest” means the remaining portion of the Option Interest owned by ERHC after the Assignment of the Assigned Interest to Pioneer.

“Royalty” means the amount payable as Royalties to the JDA as defined in the Petroleum Regulations.

“Royalty Oil” means the quantity of crude oil that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay Royalty and concession rentals.

“Tax” means the taxes payable pursuant to the Tax Regulations.

“Tax Regulations” means the Tax Regulations 2002 enacted by the JDA, and any amendments thereto.

“Tax Oil” means the quantity of crude oil allocated to the JDA in accordance with the terms of the PSC that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay the Tax.

“Transfer Date” means the date the PSC is effective in accordance with the regulations of the JDA.

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 2 in accordance with the PSC.

4

EXECUTION VERSION

2.	Assigned Interest

(a)
ERHC agrees to use its reasonable efforts to cause Pioneer to acquire the Assigned Interest by direct execution of the PSC. However, in the event Pioneer does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2 (b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days after the satisfaction or waiver of the conditions precedent contained in Section 2 (b), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, the obligations of Pioneer under this Agreement are subject to the satisfaction or Pioneer's waiver of each of the following conditions precedent:

(i)	The Parties and the JDA execute the PSC;

(ii)	Any necessary approval(s) by the relevant Governmental authorities to the transfer of the Assigned Interest to Pioneer are obtained;

(iii)	The Assigned Interest is, in the aggregate, no less than fifteen percent (15%) of the total Participating Interest in Block 2;

(iv)	The Option Interest is equal to at least thirty percent (30%) Participating Interest in Block 2; and

(v)	Pioneer is appointed Operator under the PSC.

(c)
If the conditions precedent are not fulfilled, or waived by Pioneer, within two years after the Effective Date, either Party may elect by written notice to the other Party, to terminate this Agreement and neither Party shall have any further obligations to the other Party.

3.	Pioneer's Obligations

(a)
After the Transfer Date, Pioneer shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

(b)
Pioneer shall bear and pay for all taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Pioneer and Pioneer agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

5

  EXECUTION VERSION

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Pioneer agrees to pay on behalf of ERHC, subject to the limitations contained in this Section 3, ERHC's Participating Interest share of all Costs attributable to the Retained Option Interest and the Retained Bid Interest (“ERHC PI”) during the Earning Period as follows (the “Carried Costs”):

(i)
Costs incurred to perform the Petroleum Operations necessary to fulfill the minimum work commitment during Phase I as provided in the PSC up to ERHC PI's share of forty million US dollars (US$40,000,000); plus

(ii)
All Costs attributable to ERHC PI's share over forty million US dollars (US$40,000,000), but still incurred in respect of the minimum work commitment under Phase I of the PSC, shall be paid by Pioneer, but shall be subject to the additional obligation set forth in Section 3(c)(v) below; plus

(iii)
If Pioneer, at its sole option, decides to perform additional Petroleum Operations after satisfying the minimum work commitment for Phase I as provided in the PSC, Pioneer will pay ERHC PI's share of such Costs up to ERHC PI's share of ten million US dollars (US$10,000,000); plus

(iv)
All Costs attributable to ERHC PI's share over ten million US dollars (US$10,000,000), but incurred during the Earning Period shall be paid by Pioneer, but shall be subject to the additional obligation set forth in Section 3(c)(v) below.

(v)
All Costs incurred by Pioneer pursuant to Sections 3(c)(ii) and 3(c)(iv) hereof shall be charged interest compounded on a monthly basis until all Costs and interest have been recovered by Pioneer in accordance with Section 4(h) hereof, at the greater of:

(y)
the rate of 10% per annum to begin on the first day of the month succeeding the month in which the Cost is incurred. If the aforesaid rate is contrary to any applicable usury law, the rate of interest shall be the maximum rate permitted by such applicable law; or

(z)
the rate per annum equal to the to the one (1) month term, London Interbank Offered Rate for U.S. dollar deposits, as published in London by the Financial times or if not published, then by The Wall Street Journal, plus six (6) percentage points, applicable on the first day of the month succeeding the month in which the Cost is incurred and thereafter on the first day of each succeeding calendar month. If the aforesaid rate is contrary to any applicable usury law, the rate of interest shall be the maximum rate permitted by such applicable law.

(vi)
Notwithstanding anything to the contrary in this Agreement, during the period of time after the Declaration of Commerciality but before the commencement of the field development programme, Costs (including allocated Operator's overhead charges) shall continue to be paid by Pioneer in accordance with Sections 3(c)(iii) and (iv); except that ERHC will pay its Participating Interest share of all Costs (including Operator's allocated overhead charges) incurred by the joint account in respect of the preparation and approval of the field development programme in accordance with the provisions of the JOA.

6

  EXECUTION VERSION

(d)	Pioneer agrees to pay any signature bonus related to the Bid Interest and the Retained Bid Interest.

(e)
Pioneer shall pay to ERHC, no later than ten (10) days after the execution of the PSC in respect of Block 2, the sum of one hundred thousand US dollars ($100,000) for each percentage point or part thereof of Participating Interest acquired by Pioneer in respect of the Bid Interest.

(f)
Pioneer shall furnish all financial guarantees required by the PSC or other laws and regulations of the JDZ and JDA in respect of the Retained Option Interest and the Retained Bid Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(g)
After the completion of the minimum work commitment for Phase I of the PSC, nothing contained in this Section 3 shall prevent Pioneer from withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. If Pioneer elects to withdraw entirely from the PSC and the JOA, all Pioneer obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

(a)
If in the course of processing the Application, the JDA requests the Parties to revise the terms offered under such Application, the Parties shall endeavor to agree unanimously on a response to the proposed revisions within the time frame allowed under the circumstances. If the Parties are unable to so agree, then Pioneer may propose such terms as it deems most likely to satisfy the JDA and may proceed with negotiations.

(b)
If the Application is successful, the Parties thereto shall proceed to negotiate in good faith and execute a PSC with the JDA. Pioneer shall act as the lead negotiator for the Parties during the negotiation of the PSC. Pioneer shall promptly advise ERHC of upcoming meetings with the JDA, consult with ERHC regarding strategy, and otherwise advise ERHC of the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA. Nothing contained herein shall be deemed to obligate Pioneer to execute the PSC if, in its sole discretion, it decides not to. However, if Pioneer notifies ERHC in writing that it will not accept the Assignment, and ERHC notifies Pioneer in writing that it desires to execute the PSC, Pioneer shall assign all of its rights under this Agreement to ERHC, free and clear of any encumbrances of any sort created by Pioneer, and this Agreement shall terminate and neither Party shall have any further obligations to the other Party.

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EXECUTION VERSION

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Each Party shall bear its own costs related to the negotiation and execution of the agreements contemplated by this Agreement.

(e)
Neither Party nor any of its Affiliates shall, for a period of two (2) years after the Effective Date, enter into any agreement with any entity or person pursuant to which a Party acquires an interest in Block 2 other than through the PSC, JOA and other agreements that are contemplated by this Agreement. Without prejudice to any other remedies either Party may have, if any Party acquires such an interest in violation of this undertaking, it shall forthwith notify the other Party and, upon request, assign or cause to be assigned all of the interest so acquired to the other Party for the same consideration paid by such Party or its Affiliate to the entity from whom such interest was acquired.

(f)
During the Earning Period Pioneer shall be entitled to vote on behalf of ERHC the Participating Interest share attributable to the Retained Option Interest in all matters requiring a vote of the Parties under the JOA, except that for matter requiring a unanimous vote under the JOA, Pioneer shall be entitled to vote ERHC's entire Participating Interest in Block 2.

(g)	ERHC agrees to support Pioneer as Operator of Block 2 under both the PSC and JOA.

(h)
Pioneer shall be entitled to receive fifty percent (50%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC in respect of the Retained Option Interest and the Retained Bid Interest until it has recovered all of the Carried Costs (the “Cost Recovery”). In addition, Pioneer shall be entitled to receive an additional (i) twenty percent (20%) of the allocation of Cost Oil and (ii) twenty percent (20%) of the allocation of Profit Oil attributable to the Retained Option Interest and the Retained Bid Interest until it has recovered all of the:

(x)
Carried Costs that are not recoverable under the PSC, but are incurred as joint account costs under the JOA (specifically excluding any amounts incurred by Pioneer pursuant to Sections 3(d) and 3(e) hereof); and

(y)	interest that has accrued in accordance with Section 3(c)(v) (collectively the “Interest Recovery”).

8

  EXECUTION VERSION

If the total aggregate amount to be received in any accounting period by ERHC, after giving effect to this Section 4(h), is less than the amount that ERHC would be obligated to pay in respect of non-capital operating costs for the same accounting period, Pioneer's entitlement to the recovery amounts hereunder shall be reduced to allow ERHC to pay such non-capital operating costs in the current period and the amount so reduced shall be carried forward to the next accounting period(s). Cost Recovery and Interest Recovery will continue as provided herein until completed, after which ERHC shall be entitled to one hundred percent (100%) of the Cost Oil and Profit Oil attributable to the Retained Option Interest and the Retained Bid Interest. In addition, Pioneer shall be entitled to all deductions which are allowable against Tax in respect to such Carried Costs and shall also be entitled to receive any R-factor and other benefits under the PSC attributable to the Carried Costs. In the event the Government does not allow the assignment of such Cost Oil and Profit Oil rights from ERHC to Pioneer, ERHC shall make other arrangements that will place Pioneer in the same economic position as if such assignment had been allowed.

(i)
It is anticipated that the minimum work commitment for Phase I of the PSC will include an obligation to acquire seismic data. If any or all of such seismic data are licensed or otherwise acquired by Pioneer from a non-Affiliate third party and are subject to restrictions on disclosure by Pioneer to ERHC (“Licensed Data”), ERHC will be responsible for obtaining a separate agreement with such third party allowing said disclosure, and Pioneer will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Pioneer pursuant to Sections 3(c)(i) and (c)(ii). In no event will Pioneer be responsible for obtaining any rights in regard to the Licensed Data for ERHC.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that:

(i)
It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado and that is has full power and authority to hold the Assigned Interests and to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Assignment;

(iii)
Neither the execution of this Agreement or the Assignment nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the Assigned Interest;

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  EXECUTION VERSION

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations, net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances and there is no agreement to create the same; and

(vii)
No Work Program or commitment in excess of that disclosed to Pioneer in writing prior to the date of this Agreement has been proposed to the JDA by ERHC, nor will be so proposed without the Pioneer's prior written agreement.

(viii)
The Application contained in Annex 1 is a true summary of the bid submitted to the JDA by ERHC in respect of Block 2 in accordance with the rules of the JDZ bid round that occurred in October 2003 and such bid has not been amended or revoked.

(b)	Pioneer hereby represents and warrants that:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Delaware and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Pioneer has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	It has the ability to meet all of its financial obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to the company or the Assigned Interest; and

10

  EXECUTION VERSION

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein.

(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe and the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall defend, indemnify and hold the other Parties harmless from and against any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party of such warranty. Such indemnity obligation shall survive termination or expiration of this Agreement. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)
The Parties covenant that neither they nor any of their Affiliates or any of their respective officers, directors, employees, agents or stockholders acting on behalf of such Party will pay, promise to pay, or authorize or permit the direct or indirect payment of, by such Party or by any affiliate or agent thereof, any money or anything of value to any person for the purpose of illegally or improperly inducing that person to take any action or omit to take any action in connection with the Option Interest or the Bid Interest. Each of the Parties shall indemnify the other and its officers, directors, employees, agents or stockholders acting on behalf of such party from and against any claim, loss, damage, liability, expense and cost of whatever nature arising out of or connected with a Party's noncompliance.

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(iii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iv)
All representations and warranties given under this Section 5 shall, for the contractual term set forth herein, be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

(v)	ERHC agrees to indemnify and hold Pioneer harmless from and against:

(1)	any claims, causes of action, or liabilities of any kind or character which arise out of the breach by ERHC of any of its warranties, representations and covenants under this Agreement; and

(2)
any costs, expenses, or other liabilities of any kind or character arising in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Option Interest and the Retained Bid Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date.

(vi)	Pioneer agrees to indemnify and hold ERHC harmless from and against

(1)	any claims, causes of action, or liabilities of any kind or character which arise out of the breach by Pioneer of any of its warranties, representations and covenants under this Agreement; and

(2)
any costs, expenses, or other liabilities of any kind or character arising in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date.

(d)
The respective indemnities, representations and warranties of the Parties as setforth in this Agreement shall remain in full force and effect, and shall survive the Transfer Date without limitation as to time.

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EXECUTION VERSION

(e)	Disclaimer of Other Representations and Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES PROVIDED IN THIS SECTION, ERHC AND PIONEER MAKE NO, AND DISCLAIM ANY, WARRANTY OR REPRESENTATION OF ANY KIND, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO PIONEER IN CONNECTION WITH THIS AGREEMENT.

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of the Party and the satisfaction of such Party's share of all obligations under the PS C and under this Agreement. Each Party shall protect, defend and indemnify each other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

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(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by courier service or by any electronic means of transmitting written communications which provides written confirmation of complete transmission, and properly addressed to the other Party. Verbal communication does not constitute notice for purposes of this Agreement, and e-mail addresses and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Section shall mean actual delivery of the notice to the address of the Party specified hereunder.

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EXECUTION VERSION

Addresses	Names of Representatives

ERHC:
Environmental Remediation Holding Corp.
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: (713)626-4700
Facsimile: (713) 609-4704

Pioneer:
Pioneer Natural Resources USA, Inc.	Director, International Negotiations
5205 N. O'Connor Blvd., Suite 1400
Irving, Texas 75039
Phone: (972)444-9001
Fax: (972) 969-3552

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of Texas, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith negotiations shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the American Arbitration Association (“AAA”).

(iii)
The arbitration proceedings shall be conducted in Houston, Texas in the English language in accordance with the International Arbitration Rules of the AAA as in effect on the date of this Agreement. The applicable authorities in order of precedence for purposes of the arbitration shall be this Agreement, such Arbitration Rules, and laws of New York.

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  EXECUTION VERSION

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

(vii)
If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the AAA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America is a signatory, and may be entered and confirmed in any court having jurisdiction.

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EXECUTION VERSION

(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	FORCE MAJEURE

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Governmental Authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

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EXECUTION VERSION

10.	ASSIGNMENT

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations.

(b)
Pioneer may assign or transfer all or any of its rights or obligations hereunder to a third party (including an Affiliate) that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being assigned in accordance with the provisions to the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by Pioneer to a third party not an Affiliate of Pioneer shall be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Pioneer under this Agreement and the JOA with respect to the interest so assigned. Any assignment by Pioneer hereunder shall be subject to the following limitations:

(i)	Pioneer may not assign more than 75% of its total Participating Interest until the approval of the first field development programme;

(ii)	After the approval of the first field development programme, Pioneer may assign one hundred percent (100%) of its Participation Interest; and

(iii)	Pioneer may not assign less than 5% to any one entity.

(c)
ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party (including an Affiliate) that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Pioneer has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Pioneer assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned. Any assignment by ERHC hereunder shall be subject to the following limitations:

(i)	ERHC may not assign any of its Participating Interest prior to the Transfer Date;

(ii)	After the Transfer Date but prior to the completion of the minimum work commitment of Phase I of the PSC, ERHC may not assign more than fifty percent (50%) of its total Participating Interest; and

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  EXECUTION VERSION

(iii)
After the completion of the minimum work commitment of Phase I of the PSC but prior to the approval of the first field development programme, ERHC may not assign more than seventy-five percent (75%) of its total Participating Interest;

(iv)	After the approval of the first field development programme, ERHC may assign one hundred percent (100%) of its Participation Interest.

(v)	ERHC may not assign less than 5% to any one entity.

11.	Liability

(a)
Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect, punitive or consequential damages in connection with this Agreement.

(b)
If either Party fails to pay any of the amounts due under this Agreement (that are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period of thirty (30) days, any such amounts shall be deemed to be in default. At any time after a default, the non-defaulting Party shall have the right to send the defaulting Party a written notice stating the amount and cause of such default and the defaulting Party shall have no more than thirty (30) days after receiving such notice to remedy such default or send a written counter-notice to the non-defaulting Party stating the reasons why defaulting Party disputes such default. If the Parties do not reach agreement on the disposition of the default within 30 days after receipt of either such notice, then the non-defaulting Party shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Pioneer were the only parties to the JOA.

12.	Confidentiality

(a)
No disclosure or press release concerning any of the terms hereof shall be made without the prior written consent of both Parties. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(b)
The Parties have executed a Confidentiality Agreement dated 16 June 2004 that will remain effective and binding on the Parties until the execution of the JOA. In the event that Pioneer terminates its participation in this Agreement pursuant to Section 4 hereof, both Pioneer and ERHC shall remain bound the terms of such Confidentiality Agreement for a period of two (2) years after the Effective Date.

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  EXECUTION VERSION

13.	Miscellaneous

(a)	Relationship of Parties,

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or collective. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

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EXECUTION VERSION

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail. In the event of any conflict between this Agreement and the PSC, this Agreement shall prevail unless such would be in violation of the applicable laws and/or the terms of the PSC.

(h)	Interpretation.

(i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

(ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

(iii)	Gender. Reference to any gender includes a reference to all other genders.

(iv)	Section. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

(v)	Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No public announcement or statement regarding the terms or existence of this Agreement shall be made without prior written consent of all Parties; provided that, notwithstanding any failure to obtain such approval, no Party shall be prohibited from issuing or making any such public announcement or statement to the extent it is necessary to do so in order to comply with the applicable laws, rules or regulations of any government, legal proceedings or stock exchange having jurisdiction over such Party or its Affiliates, however, any such required public announcement shall include only that portion information which the disclosing Party is advised by written opinion of counsel (including in-house counsel) is legally required. Such opinion shall be delivered to the other Parties prior to any such public announcement.

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EXECUTION VERSION

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ENVIRONMENTAL REMEDIATION HOLDING CORPORATION

/s/ Ali Memon

By:	Ali Memon

Title:	President and Chief Executive Officer

PIONEER NATURAL RESOURCES USA, INC.

/s/ Scott D. Sheffield

By:	Scott D. Sheffield

Title:	President

Annex 1	ERHC's Bid for Block 2

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Execution Version

PARTICIPATION AGREEMENT
JDZ Block 3

This Participation Agreement ("Agreement") made and entered into this 16th day of February, 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as "ERHC"), and

Addax Petroleum Resources Nigeria Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as "Addax"); and Addax Petroleum Corporation, a company incorporated in Canada, (hereinafter referred to as "Parent").

Each of ERHC and Addax is individually a "Party" and they arc collectively the "Parties" to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé c Príncipe and the Joint Development Authority (the "JDA") of the Nigeria-São Tomé e Príncipe Joint Development Zone (the "JDZ"), to wit:

•	The Memorandum of Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the "Option Agreements"); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of twenty percent (20%) in Block 3, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 3 ("PSC") ("Option interest"); and

WHEREAS, The Parties acknowledge that Pioneer/Devon/ERHC submitted a bid and was awarded a five (5%) participating interest in Block 3, subject to the terms of a PSC that will be negotiated between all of the acquiring parties to Block 3 ("Bid Interest"); and

WHEREAS, Devon withdrew from the Devon/Pioneer/ERHC consortium as of 22 June 2005 and Pioneer has withdrawn from the Pioneer/ERHC consortium and from further participation in the negotiation of the Block 3 PSC as of 31 January 2006 and therefore ERHC owns all of the rights to the Bid Interest; and

Execution Version

WHEREAS, Addax desires to acquire from ERHC a portion of the Option Interest and a portion of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a fifteen percent (15%) total Participating Interest and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

"Affiliate" means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. "Controls," "controlled by" and other derivatives shall be construed accordingly.

"Assigned Interest" means fifteen percent (15%) Participating Interest assigned to Addax in accordance with the Agreement.

"Assignment" means (i) the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities and/or (ii) the acquisition by Addax of the Assigned Interest by its execution of a PSC covering Block 3.

"Bid Interest" has the meaning ascribed to it in the Recitals.

"Mock 3" means that geographical area designated as Block 3 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

"Carried Costs " has the meaning ascribed to it in Section 3(c).

"Contractor" means the combination of all non-Government parties to the PSC for Block 3.

"Cost Oil" means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

"Costs" means the costs and obligations incurred by the Parties to perform Petroleum Operations and described in the PSC as "Operating Costs".

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Execution Version

"Earning Period" means the period beginning on the Effective Date and ending on the date that Addax has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(c), 3(g), 3(h) and 3(i) hereof.

"Effective Date" means the date first above written.

"Government" means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

"Joint Development Authority" or "JDA" means the Joint Development Authority established by Part Three of the Treaty.

"Joint Development Zone" or "JDZ" means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

"Joint Operating Agreement" or "JOA " means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 3 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

"Operator" means the operator appointed in accordance with the terms of the PSC.

"Option Interest" has the meaning ascribed to it in the Recitals.

"Petroleum Operations" means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 3.

"Participating Interest" means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

"Petroleum Regulations" means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

"Profit Oil" has the meaning ascribed to it in the PSC.

"PSC" has the meaning ascribed to it in the Recitals.

"Retained Interest" means ten percent (10%) total Participating Interest retained by ERHC after giving effect to the Assignment.

"Transfer Date" means the date that the PSC is executed.

"Treaty" means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

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Execution Version

"Work Program" means the Petroleum Operations committed to be carried out by Contractor in Block 3 in accordance with the PSC.

2.	Assignment

ERHC agrees to use its reasonable efforts to cause Addax to acquire the Assigned Interest by direct execution of the PSC. However, in the event Addax does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days alter the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 3 is executed by the JDA, Addax and ERHC, or if Addax is not a signatory to the PSC, then the date on which the relevant Government authorities have approved the transfer of the Assigned Interest to Addax;

(ii)	The Representations and Warranties of Addax and Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date; and

(iii)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date.

If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

3.	Addax's Obligations

Upon the acquisition of the Assigned Interest by Addax and with effect from the Transfer Date, Addax shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

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to Addax (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Addax agrees to pay, on behalf of ERHC, ERHC's share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the "Carried Costs").

(d)	Addax agrees to pay any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(e)
Addax shall also be obligated to furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(f)
In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set ("Licensed Data"), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax pursuant to Section 3(c).

(g)
Addax shall be entitled to receive up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest ("Cost Recovery").

(h)
In addition, Addax shall be entitled to receive an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax pursuant to Sections 3(d) and 4(a) hereof) ("Cost Recovery").

(i)
Addax accepts the terms and conditions set by the JDA for the awards of Block 3 and specifically acknowledges and agrees to pay the signature bonus and fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

(j)
Addax may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC ("Phase 1"). However, after the completion of the Work Program for Phase I nothing contained in this Section 3 shall prevent Addax from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

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Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

Addax shall pay to ERHC by wire transfer of readily available funds, (i) no later than ten (10) days after the execution of this Agreement, the sum of Five Hundred Thousand US dollars (US$ 500,000), and (ii) no later than ten (10) days after the execution of the PSC in respect of Block 3 or the acquisition of the Assigned Interest by Addax, whichever is later, the sum of Seven Million US dollars (US$7,000,000).

(b)
ERHC and Addax shall both participate in the negotiation of the PSC and Addax, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. Addax shall appoint negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Addax. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(e)
Except as provided in the next sentence, if Addax terminates this Agreement for any reason prior to the Transfer Date, and subsequently acquires an interest in Block 3, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 3 and places Block 3 in a subsequent bid round, then the Parties shall use reasonable endeavors to execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 3. If the bid is successful, this Agreement shall then apply to bid interest awarded to the Parties. If the bid is not successful and neither ERHC or Addax is awarded an interest in Block 3, then either Party may acquire an interest in Block 3 from one or more of the successful bidders without any further obligations to the other Party.

(f)	During the Earning Period ERHC shall vote its the Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax.

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5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHC's knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)	As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax, but only as permitted and authorized by the JDA and any other appropriate governmental authorities;

(ix)
To ERHC's knowledge, ERHC has furnished to Addax correct copies of all documents in its possession that are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax because of existing confidentiality agreements; and

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(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending, or, to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator against ERHC that will impair ERHC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Addax hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Addax or Parent will satisfy all of Addax's obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax or the Assigned Interest;

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending or, to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator against Addax that will impair Addax's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax.

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(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company;  or (iii) the principles described   in the  Convention on Combating   Bribery   of  Foreign   Public   Officials   in   International Business Transactions, signed in Paris on December 17, 1997, which entered   into   force  on   February   15,   1999,   and the  Convention's Commentaries.  Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party.    Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it.    Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement.  No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction,   or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

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(d)	Indemnities

Each Party shall defend, indemnify and hold the other Parties harmless from any arid all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement.

From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Addax and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character ("Damages"):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Addax.

From and after the Transfer Date for the period specified in Section 5(d)(iv), Addax agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

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(v)
Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

(vi)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement.

Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC and Addax in connection with this Agreement.

6.	Tax

Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

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(c)	United States Tax Election.

If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter "K", Chapter 1, Subtitle "A" of the United States Internal Revenue Code of 1986, as amended (the "Code"), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter "K", Chapter 1, Subtitle "A" of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. "Received" for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

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Addresses	Names of Representatives

ERHC Energy, Inc	Walter Brandhuber
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-626-4704

Addax Petroleum Resources Nigeria Limited	Managing Director
No. 10 Bishop Aboyade Cole Street
Victoria Island, Lagos
Nigeria

Phone: 234 (1) 461 2400
Fax: 234 (1) 262 1915

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration ("LCIA").

(iii)
The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement ("Rules"). The applicable authorities in respect to  procedural   matters,   in  order  of precedence  for  purposes  of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

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(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LC1A shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction.

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(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term "Force Majeure" as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

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10.	Subsequent Transfer of Interest

No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the effectiveness of the JOA shall be subject to the provisions of the JOA.

Addax may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest, Addax and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement. Addax may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Addax under this Agreement and the JOA with respect to the interest so assigned. Addax agrees that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning it Participating Interest in Block 3 shall be null and void and of no effect.

ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax advance written notice of its intention to assign such interest. ERHC shall guarantee the performance of the Affiliate's obligations under this Agreement. ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Addax has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

If Addax fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

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(c)
If Addax fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Addax a written notice stating the amount and cause of such default and Addax shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Addax disputes such default. If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then either Party may refer the dispute to arbitration in accordance with Section 8 hereof. If the arbitrator determines that Addax is a defaulting Party and docs not cause Addax to cure the default by payment of the amounts due, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Addax were the only parties to the JOA.

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 6 December 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be "Confidential Information" as such term is defined in the Confidentiality Agreement. Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

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(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, thai it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though ail Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

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v)	Include. "include" and "including" shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements,

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date, but such effect is subject to the execution of the Agreement by the Parties and confirmation by the Parent that its Management Committee has approved the execution of this Agreement, and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

Signature Page follows

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IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum Resources Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

For and on behalf of
Addax Petroleum Corporation

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

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ERHC Energy, Inc.

By:	/s/Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Energy Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

Sinopec International Petroleum Exploration and Production Co. Nigeria Limited

By:	/s/ Ling Ming Xiang
Ling Ming Xiang
Managing Director

Signed by Addax Petroleum Corporation and Sinopec International Petroleum Exploration and Production Corporation only for the purposes of offering the provisions of Section [illegible].

For and on behalf of
Addax Petroleum Corporation

By:
Jean Claude Gandur

Sinopec International Petroleum Exploration and Production Corporation

By:	/s/ Zhou Báxíu
Zhou Báxíu

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PARTICIPATION AGREEMENT

This Participation Agreement (“Agreement”) made and entered into this 17th day of November, 2005 by and between

ERHC Energy., Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of Sao Tome e Principe and the Joint Development Authority (the “JDA”) of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of twenty-five percent (25%) in Block 4, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 4 (“PSC”) (“Option Interest”); and

WHEREAS, in addition to the Option Interest, a thirty-five percent (35%) Participating Interest in Block 4 was awarded to ERHC by letter from the JDA dated 9 June 2005 (“Bid Interest”); and

Execution Version

WHEREAS, Addax desires to acquire from ERHC a portion of the Option Interest and a portion of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a forty-two point three percent (42.3%) total Participating Interest and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by” and other derivatives shall be construed accordingly.

“Assigned Interest” means forty-two point three percent (42.3%) Participating Interest assigned to Addax in accordance with the Agreement.

“Assignment” means (i) the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities and/or (ii) the acquisition by Addax of the Assigned Interest by its execution of a PSC covering Block 4.

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 4” means that geographical area designated as Block 4 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

“Carried Costs” has the meaning ascribed to it in Section 3(c).

“Contractor” means the combination of all non-Government parties to the PSC for Block 4.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs and obligations incurred by the Parties to perform Petroleum Operations and described in the PSC as “Operating Costs”.

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“Earning Period” means the period beginning on the Effective Date and ending on the date that Addax has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(c), 3(g), 3(h) and 3(i) hereof.

“Effective Date” means the date first above written.

“Government” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or “JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 4 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

“Operator” means the operator appointed in accordance with the terms of the PSC.

“Option Interest” has the meaning ascribed to it in the Recitals.

“Petroleum Operations” means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 4.

“Participating Interest” means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

“Profit Oil” has the meaning ascribed to it in the PSC.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Interest” means seventeen point seven percent (17.7%) total Participating Interest retained by ERHC after giving effect to the Assignment.

“Transfer Date” means the date that the PSC is executed.

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“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of Sao Tome e Principe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 4 in accordance with the PSC.

2.	Assignment

(a)
ERHC agrees to use its reasonable efforts to cause Addax to acquire the Assigned Interest by direct execution of the PSC. However, in the event Addax does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days after the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 4 is executed by the JDA, Addax and ERHC, or if Addax is not a signatory to the PSC, then the date on which the relevant Government authorities have approved the transfer of the Assigned Interest to Addax;

(ii)	The Representations and Warranties of Addax and Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date;

(iii)	Addax is appointed as Operator under the PSC;

(iv)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date; and

(v)	The Management Committee of Parent approves the execution of this Agreement no later than November 25, 2005.

(c)
If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

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3.	Addax's Obligations

(a)
Upon the acquisition of the Assigned Interest by Addax and with effect from the Transfer Date, Addax shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

Addax shall bear and pay for all taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Addax (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Addax agrees to pay, on behalf of ERHC, ERHCs share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the “Carried Costs”).

Addax agrees to pay any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(e)
Addax shall also be obligated to furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set (“Licensed Data”), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax pursuant to Section

(g)
Addax shall be entitled to receive up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest (“Cost Recovery”).

In addition, Addax shall be entitled to receive an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax pursuant to Sections 3(d) and 4(a) hereof) (“Cost Recovery”).

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Addax accepts the terms and conditions set by the JDA for the awards of Block 4 and specifically acknowledges and agrees to pay the signature bonus and fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

Addax may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC (“Phase I”). However, after the completion of the Work Program for Phase I, nothing contained in this Section 3 shall prevent Addax from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

Addax shall pay to ERHC by wire transfer of readily available funds, (i) no later than ten (10) days after the execution of this Agreement, the sum of One Million Three Hundred and Fifty Thousand US dollars (US$ 1,350,000), and (ii) no later than ten (10) days after the execution of the PSC in respect of Block 4 or the acquisition of the Assigned Interest by Addax, whichever is later, the sum of Sixteen Million Six Hundred and Fifty Thousand US dollars (US$16,650,000).

(b)
ERHC and Addax shall both participate in the negotiation of the PSC and Addax, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. Addax shall appoint negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Addax. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

Except as provided in the next sentence, if Addax terminates this Agreement for any reason prior to the Transfer Date, and subsequently acquires an interest in Block 4, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 4 and places Block 4 in a subsequent bid round, then the Parties shall use reasonable endeavors to execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 4. If the bid is successful, this Agreement shall then apply to bid interest acquired by the Parties. If the bid is not successful and neither ERHC or Addax is awarded an interest in Block 4, then either Party may acquire an interest in Block 4 from one or more of the successful bidders without any further obligations to the other Party.

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(f)	During the Earning Period ERHC shall vote its the Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or ERHCs right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

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(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHCs knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)	As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax, but only as permitted and authorized by the JDA and any other appropriate governmental authorities;

(ix)
To ERHCs knowledge, ERHC has furnished to Addax correct copies of all documents in its possession that are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax because of existing confidentiality agreements; and

(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to ERHCs knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 4 or Actions pending, or, to ERHCs knowledge, threatened, before any Governmental authority, mediator or arbitrator against ERHC that will impair ERHCs ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Addax hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Addax or Parent will satisfy all of Addax's obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

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Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax or the Assigned Interest;

It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to Addax's knowledge, threatened,, before any Governmental authority, mediator or arbitrator with respect to the Block 4 or Actions pending, or, to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator against Addax that will impair Addax's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax.

(c)	Mutual Representations and Warranties

Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, Sao Tome e Principe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of fall disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

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The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

(d)	Indemnities

Each Party shall defend, indemnify and hold the other Parties harmless from any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof, Such indemnity obligation shall survive termination or expiration of this Agreement.

From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Addax and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character (“Damages”):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Addax.

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From and after the Transfer Date for the period specified in Section 5(d)(iv), Addax agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement.

(e)	Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC and Addax in connection with this Agreement.

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6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

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Execution Version

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

Addresses	Names of Representatives

ERHC Energy, Inc	Ali Memon
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-626-4704

Addax Petroleum (Nigeria Offshore 2) Limited	Managing Director
No. 10 Bishop Aboyade Cole Street
Victoria Island, Lagos
Nigeria

Phone: 234(1)461 2400
Fax: 234 (1) 262 1915

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Execution Version

8.	Governing Law: Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration (“LCIA”)-

The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement (“Rules”). The applicable authorities in respect to procedural matters, in order of precedence for purposes of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LCIA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

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Execution Version

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision,

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction,

Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

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Execution Version

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

10.	Subsequent Transfer of Interest

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the execution of the JOA shall be subject to the provisions of the JOA.

(b)
Addax may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest. Addax and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement.  Addax may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Addax under this Agreement and the JOA with respect to the interest so assigned. Addax agrees that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning it Participating Interest in Block 4 shall be null and void and of no effect.

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Execution Version

ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax advance written notice of its intention to assign such interest. ERHC shall guarantee the performance of the Affiliate's obligations under this Agreement ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Addax has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

If Addax fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

If Addax fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Addax a written notice stating the amount and cause of such default and Addax shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Addax disputes such default. If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then either Party may refer the dispute to arbitration in accordance with Section 8 hereof. If the arbitrator determines that Addax is a defaulting Party and does not cause Addax to cure the default by payment of the amounts due, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Addax were the only parties to the JOA.

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Execution Version

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 20 October 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be “Confidential Information” as such term is defined in the Confidentiality Agreement. Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

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Execution Version

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders,

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

v)	Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

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Execution Version

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date, but such effect is subject to the execution of the Agreement by the Parties and confirmation by the Parent that its Management Committee has approved the execution of this Agreement, and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

Signature Page follows

20

Execution Version

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Ali Memon
Ali Memon
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore 2) Limited

By:	/s/ I. L. Blair
I. L. Blair
Director

For and on behalf of
Addax Petroleum NV

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

21

SECOND AMENDMENT TO PARTICIPATION AGREEMENT
Block 4 Joint Development Zone

This Amendment to Participation Agreement (“Agreement”) made and entered into this 14th day of March 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”) and Addax Petroleum NV, a company incorporated in Curacao, as Parent.

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, the Parties have executed a Participation Agreement dated 17 November 2005 (the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”); and

WHEREAS, the Parties have executed an Amendment to Participation Agreement dated 23 February 2006; and

WHEREAS, the Parties now wish to further amend the PA as provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.             We have been advised that the PSC in respect of Block 4 will be executed on 14 March 2006 or later and that the division of interest in the PSC will show that the ERHC/Addax consortium (including preferential rights) will be sixty percent (60%). In order to give effect to the PA, as amended, Addax and ERHC shall, immediately upon the execution of the PSC execute the letter attached hereto as Exhibit “1” (the “JDA Letter) that will result in Addax owning a thirty-three and three tenths percent (33.3%) interest and ERHC owning a twenty-six and seven-tenths percent (26.7%) participating interest in and to the PSC covering Block 4. ERHC and Addax will do such acts as is necessary to seek approval from the Joint Development Authority to the JDA Letter and the Assignment.

2.              Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

Done and executed this 14th day of March 2006.

ERHC Energy, Inc.

/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore) Limited

/s/ I. L. Blair
I. L. Blair
Director

For anion behalf of
Addax Petroleum NV

By:
Jean Claude Gandur
Chairman

Exhibit “1”

March 14, 2006

Mr. Carlos Gomes
The Chairman
Nigeria-Sao Tome & Principe
Joint Development Authority
Plot 1101 Aminu Kano Crescent
Wuse II, Abuja
Nigeria

NIGERIA-SAO TOME E PRINCIPE JOINT DEVELOPMENT ZONE - BLOCK 4

Dear Sir:

Congratulations are in order for all involved in the successful execution of the Block 4 PSC on this date.

Please be advised that the interest shown for the ERHC/Addax consortium (including pre-existing rights) as a total of 60% shall be individually owned by Addax in the proportion of 33.3% and by ERHC in the proportion of 26.7%. We have this day entered into an Amendment and Ratification of the JOA executed by all parties to the PSC and JOA whereby this interest is accepted for ERHC and Addax.

We are looking forward to a long and prosperous project in the development of Block 4.

Sincerely,

ERHC Energy Nigeria Block 3 JDZ Limited	Addax Petroleum (Nigeria Offshore 2) Limited

Walter F. Brandhuber	I. L. Blair
President and CEO	Director

am no 3

PARTICIPATION AGREEMENT

This Third Amendment to a Participation Agreement (“Agreement”) is made and entered into this 14th day of July, 2006 by and between

ERHC Energy Nigeria JDZ Block 4 Limited a corporation organized and existing under the laws of Nigeria (hereinafter referred to as (“ERHC”),

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC Inc”), and

Addax Petroleum JDZ 4 Limited (formerly Addax Petroleum (Nigeria Offshore 2) Limited), a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC, ERHC Inc and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS the Parties have executed a Participation Agreement dated 17th agreement dated 11th April 2006 (the “Amendments”) (the Amendments and the original agreement are together herein referred to as the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”);

WHEREAS by a letter dated 10th April 2006 ERHC Inc assigned its rights and obligations under the PA (other than its obligation to guarantee ERHC's obligations under the PA pursuant to clause 10 (c) thereof) to ERHC;

WHEREAS ERHC Inc has an existing arrangement with Godsonic Oil Company Limited (“Godsonic”) whereby a nine percent (9%) Participating Interest was to be transferred by ERHC to Godsonic (the “Godsonic Interest”); and

WHEREAS Godsonic has not required the transfer to it of the Godsonic Interest within the Option Period and the Parties have agreed to extend the Option Period for a further period of one month, in order that negotiations may be concluded between ERHC and Godsonic, on and subject to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

am no 3

1.	The Option Period shall be extended for a further period of thirty (30) days expiring on 9th August 2006.

2.	Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

ERHC Energy Nigeria JDZ Block 4 Limited

By:	/s/ Walter F Brandhuber

Walter F Brandhuber
President and Chief Executive Officer

Addax Petroleum JDZ 4 Limited

By:	/s/ David Codd
David Codd
Authorised signatory

For and on behalf of
Addax Petroleum NV

By:	/s/ David Codd
David Codd
Authorised Signatory

2

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 10-K/A

☒	Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2008

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period ended: __________________

Commission file number: 000-17325

(Exact name of registrant as specified in its charter)

Colorado	88-0218499
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5444 Westheimer Road, Suite 1440, Houston, Texas	77056
(Address of Principal Executive Office)	(Zip Code)

713-626-4700
(Registrant’s Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  None

Securities registered pursuant to Section 12(g) of the Exchange Act: common stock

Check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Check if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.  Yes ☐ No ☒

Check if the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Check if the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Check if the registrant is a shell company.  Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on March 31, 2008 was $225,609,843.

On November 28, 2008, the registrant had 722,238,550 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

We filed our Annual Report on Form 10-K for the year ended September 30, 2008 on December 15, 2008 (the “Original Report”). We subsequently filed Amendment No. 1 on Form 10-K/A ( “Amendment 1”) solely to disclose Part III Information which was incorporated by reference to the Original Report.  We are filing Amendment No. 2 on Form 10-K/A (“Amendment 2”) solely to disclose additional information or revise disclosures in Amendment 1based on comments from the Securities and Exchange Commission regarding Amendment 1. No other changes to Amendment 1 are included in this Amendment other than to disclose additional information or revise disclosures in Amendment 1 based on comments from the Securities and Exchange Commission.

 We have made no attempt in this Amendment to modify or update the disclosures presented in the Original Report or Amendment 1 other than as noted in the previous paragraph. Also, this Amendment does not reflect events occurring after the filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report, Amendment 1 and our other filings with the SEC subsequent to the filing of the Original Report.

Forward-Looking Statements

ERHC Energy Inc. (the “Company”) or its representatives may, from time to time, make or incorporate by reference certain written or oral statements  which include, but are not limited to, information concerning the Company’s possible or assumed future business activities and results of operations and statements about the following subjects:

·	business strategy;

·	growth opportunities;

·	future development of concessions, exploitation of assets and other business operations;

·	future market conditions and the effect of such conditions on the Company’s future activities or results of operations;

·	future uses of and requirements for financial resources;

·	interest rate and foreign exchange risk;

·	future contractual obligations;

·	outcomes of legal proceedings including, without limitation, the ongoing investigations of the Company;

·	future operations outside the United States;

·	competitive position;

·	expected financial position;

·	future cash flows;

·	future liquidity and sufficiency of capital resources;

·	future dividends;

·	financing plans;

·	tax planning;

·	budgets for capital and other expenditures;

·	plans and objectives of management;

·	compliance with applicable laws; and

·	adequacy of insurance or indemnification.

These types of statements and other forward-looking statements inherently are subject to a variety of assumptions, risks and uncertainties that could cause actual results, levels of activity, performance or achievements to differ materially from those expected, projected or expressed in forward-looking statements.  These risks and uncertainties include, among others, the following:

·	general economic and business conditions;

·	worldwide demand for oil and natural gas;

·	changes in foreign and domestic oil and gas exploration, development and production activity;

·	oil and natural gas price fluctuations and related market expectations;

·	termination, renegotiation or modification of existing contracts;

·	the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;

·	policies of the various governments regarding exploration and development of oil and gas reserves;

·	advances in exploration and development technology;

·	the political environment of oil-producing regions;

·	political instability in the Democratic Republic of Sao Tome and Principe and the Federal Republic of Nigeria;

casualty losses;

·	competition;

·	changes in foreign, political, social and economic conditions;

·	risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;

·	risks of potential contractual liabilities;

·	foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;

·	risks of war, military operations, other armed hostilities, terrorist acts and embargoes;

·	regulatory initiatives and compliance with governmental regulations;

·	compliance with environmental laws and regulations;

·	compliance with tax laws and regulations;

·	customer preferences;

·	effects of litigation and governmental proceedings;

·	cost, availability and adequacy of insurance;

·	adequacy of the Company’s sources of liquidity;

·	labor conditions and the availability of qualified personnel; and

·	various other matters, many of which are beyond the Company’s control.

The risks and uncertainties included here are not exhaustive.  Other sections of this report and the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) include additional factors that could adversely affect the Company’s business, results of operations and financial performance.  Given these risks and uncertainties, investors should not place undue reliance on our statements concerning future intent.   Our statements included in this report speak only as of the date of this report.  The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any of our statements to reflect any change in its expectations with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based.

PART I

Item 1 – Business

Overview

ERHC Energy Inc., a Colorado corporation, (“ERHC” or the “Company”) was incorporated in 1986 and was engaged in a variety of businesses until 1996, when it began its current operations.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa including its rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP or “Tome”) and the Federal Republic of Nigeria (“FRN or “Nigeria”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”). ERHC will not directly carry out the exploration and production operations in the Joint Development Zone but will rely on reputable technical operators with whom the Company has entered into partnership relationships, such as Addax Petroleum Inc. and Sinopec Corporation to carry out those operations. The Company has formed relationships with these upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ. The Company currently has no other operations but is exploring opportunities in other areas of the Oil and Gas industry, including supply and trading.

Our business strategy is to farm out our rights to working interests in the JDZ and EEZ to entities which we believe are established, well capitalized drilling operators for upfront cash payments and negotiate contracts with them to carry our share of the capital costs.  This has been done successfully on Blocks 2, 3 and 4 and resulted in cash proceeds of $45.9 million.  We will continue this approach for JDZ Blocks 5, 6 and 9 as well as the EEZ. We are also pursuing other business development activities in the broad petroleum and related industries.

General Development of the Business

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

This exercise of ERHC’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC be entitled to receive its working interest in that block in a future license awarded for that block.

On April 28, 2005, ERHC and its then consortium partner Noble Energy International, Ltd. (“Noble”) entered into a Memorandum of Understanding with Godsonic Oil Company Limited (“Godsonic”), an independent bidder for interest in Block 4. The Memorandum of Understanding stated that if ERHC and Noble (“ERHC/Noble”) received less than a 26% bid-interest award in Block 4 in the JDZ, Godsonic would transfer its entire bid interest award in Block 4 to ERHC/Noble; on the other hand, if ERHC/Noble received more than a 26% bid-interest award in Block 4 from the JDA, ERHC/Noble would transfer the excess over 26% to Godsonic. In June 2005, the JDA awarded ERHC and its then consortium partner Noble a 35% bid interest in Block 4 of the JDZ, in addition to the option interest of 25% which ERHC had exercised in the Block.  In October 2005, Noble withdrew from participation in Block 4 and Addax Petroleum (Nigeria Offshore 2) Limited (“Addax”) replaced Noble as ERHC’s consortium partner. By a Letter Agreement dated October 24, 2005 (the “Letter Agreement”), ERHC and Addax undertook to transfer a 9% interest of the 35% bid interest to Godsonic subject to Godsonic meeting financial and other conditions.

ERHC and Addax entered into a Participation Agreement dated November 17, 2005 (the “Participation Agreement”) whereby ERHC undertook to assign a 42.3% interest (the “Assigned Interest”) in Block 4 to Addax and retained an interest of 17.7%   (the “Retained Interest”) .  The Participation Agreement stated Addax’s cash payment obligations to ERHC would be $18 million, which was paid in February and March 2006.  Pursuant to the Participation Agreement between ERHC and Addax, as amended, Addax will serve as operator and pay all of ERHC’s future costs in respect of all petroleum operations in Block 4 subject to reimbursement upon production. Addax is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax recovers all costs advanced on behalf of ERHC.

In an amendment to the Participation Agreement dated February 23, 2006, Addax’s amended interest in Block 4 was changed to 33.3% while ERHC’s retained interest remained at 17.7%. On March 24, 2006, the Participation Agreement was further amended to change ERHC’s interest to 26.7%.

On March 15, 2006, Godsonic and ERHC (on behalf of the ERHC/Addax consortium) entered into an agreement wherein ERHC agreed to assign 9% of its interest in Block 4 to Godsonic subject to certain stipulated financial and other conditions to be fulfilled by Godsonic. On April 11, 2006, ERHC and Addax entered by agreement to the Participation Agreement, agreed that Addax would acquire 7.2% of the 9% interest in the event that Godsonic failed to meet agreed upon conditions and foreclosed from the claims to the 9% interest. This would give Addax a total of 40.5% interest and ERHC 19% in Block 4.

In July 2007, Godsonic failed to meet the stipulated conditions and ERHC reclaimed the 9% interest. Addax claimed entitlement under the existing agreements to 7.2% out of the recovered 9%, without payment of any further consideration to ERHC.  In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration was payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2% share of the 9%.

In February 2006, ERHC sold 15% of its 25% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) for $7.5 million which was paid in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to “carry” all of ERHC’s future costs in respect of petroleum operations in Block 3. Upon production Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of the costs advanced on behalf of ERHC.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria (“Sinopec”), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited (“Addax Ltd.”) leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC’s future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of the cost they advanced on behalf of ERHC and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are recoupable out of production.

Related to the sale of the participating interest in Block 2 to Sinopec, ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company (“Feltang”) that was responsible for obtaining Sinopec’s participation in Block 2. ERHC will issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at a fixed exercise price of $0.355 per share. The common stock was valued at $4,803,750 based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement.

Current Business Operations

ERHC’s operations are currently focused on the Gulf of Guinea, off the coast of central West Africa. ERHC believes this region has the possibility of significant oil reserves. ERHC has worked to realize the value of the assets it has acquired in this region.  The Company’s current holdings include those below, details of which can be found at the link: http://www.erhc.com/en/cms/?169

JDZ – ERHC has interests in six of the nine Blocks in the JDZ, a 34,548 square kilometer area approximately 200 kilometers off the coastline of Nigeria and São Tomé & Principe that is adjacent to several large petroleum discovery areas.

EEZ – The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in the EEZ, which encompasses an area of approximately 160,000 square kilometers.  These rights were granted in a May 21, 2001 Memorandum of Agreement made between the DRSTP and the Company. The Company’s rights in the EEZ expire on October 1, 2024 or, if the company has a producing working interest in any Block(s) at October 1, 2024, the Company’s rights extend in such Block(s), as long as the Block(s) remains in production.

Operations in the JDZ

ERHC has interests in six of the nine Blocks in the JDZ, as follow
•	JDZ Block 2: 22.0% Working interest percentage
•	JDZ Block 3: 10.0% Working interest percentage
•	JDZ Block 4: 19.5% Working interest percentage
•	JDZ Block 5: 15.0% Working interest percentage
•	JDZ Block 6: 15.0% Working interest percentage
•	JDZ Block 9: 20.0% Working interest percentage

The working interest represents ERHC’s share of all the hydrocarbons production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks. These costs in blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from the production revenues.

In early 2008, Addax Petroleum, an experienced exploration and production company that has participation agreements with ERHC in JDZ Blocks 2, 3 and 4, and is the operator of JDZ Block 4 publicly disclosed seismic images and maps showcasing the prospectivity of its JDZ interests.  This seismic was compiled by Geco-Prakla (now WesternGeco) in 1999 when WesternGeco shot a 2D seismic survey of approximately 5,900km covering the major part of the JDZ. Interpretation carried out by WesternGeco has led to the identification of 56 prospective structures within Blocks 1 to 9 in the JDZ, of which 17 were defined as prospects and 39 as leads. WesternGeco used reservoir parameters similar to those known from nearby fields in Nigeria and Equatorial Guinea. Combined recoverable reserves potential of the 17 prospects was estimated by WesternGeco. The scope of the WesternGeco report was to interpret and map seismic data, highlight prospectivity, and calculate volumetrics.

The estimate of “recoverable reserves potential” based on WesternGeco’s report, which interpreted and mapped seismic data, highlighted prospectivity and calculated volumetrics, was not based on any attempt to comply with the SEC definition of reserves and, accordingly the estimate of recoverable reserves potential is not presented. ERHC Energy has access to the data compiled by WesternGeco under the terms of a data use license with WesternGeco, and even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts.

Operations in JDZ Block 4

ERHC’s consortium partner Addax Petroleum is the operator of JDZ Block 4. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 4; however, even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbons are present in economically producible amounts. Addax has secured Joint Development Authority approval to explore the Kina Prospect. Drilling equipment has been ordered. Earlier in 2007, Addax and Sinopec jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Operations in JDZ Block 3

Anadarko Petroleum is the operator of JDZ Block 3. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 3, however even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbon are present in economically producible amounts. On August 8, 2007, Anadarko presented the initial proposals for exploration well locations for the Block. The Joint Development Authority has approved drilling at the Lemba Prospect and Anadarko has ordered drilling equipment.

Operations in JDZ Block 2

ERHC’s consortium partner Sinopec Corp. is the operator in JDZ Block 2. WesternGeco’s interpretation of seismic data indicates significant recoverable reserves in JDZ Block 2, however even when properly interpreted, seismic data and visualization techniques are not conclusive in determining if hydrocarbon are present in economically producible amounts. The Joint Development Authority has approved drilling at the Tome Prospect. In 2007, Sinopec and Addax jointly entered into an agreement with a subsidiary of Aban Offshore Limited for the provision of the Aban Abraham deepwater drillship, which continues being refurbished and upgraded in Singapore. At the end of its contractual obligations to another partnership, the Aban Abraham will be transferred to Addax and Sinopec.

Background of the JDZ

In the spring of 2001, the governments of São Tomé & Principe and Nigeria reached an agreement over a long-standing maritime border dispute. Under the terms of the agreement, the two established the Joint Development Zone to govern commercial activities within the disputed boundaries. The JDZ is administered by a Joint Development Authority (JDA) which oversees all future exploration and development activities in the JDZ. The remaining claimed territorial waters of São Tomé & Principe are known as the Exclusive Economic Zone (EEZ). Revenues derived from the JDZ will be shared 60/40 between the governments of Nigeria and São Tomé & Principe, respectively.

Background of the EEZ

The government of São Tomé & Principe has awarded ERHC rights to participate in exploration and production activities in São Tomé & Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and
•	The option to acquire up to a 15 percent paid working interest in another two blocks of ERHC’s choice.

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of São Tomé that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea. Ocean water depths around the two islands exceed 5,000 feet, depths that have only become feasible for oil production over the past few years; however, oil and gas are produced in the neighboring countries of Nigeria, Equatorial Guinea, Gabon and Congo.  The African coast is less than 400 nautical miles offshore, which means the exclusive economic zones of the concerned countries overlap.

The following chart represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)	19.5% (6)
5	15%	(5)	(5)	15%
6	15%	(5)	(5)	15%
9	20%	(5)	(5)	20%

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 40.5% participating interest to Addax. Includes 9% distributed between Addax (7.2%) and ERHC (1.8%) reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic’s inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic.

(5)	No contracts have been entered into as of the date hereof.

(6)
Includes the 9% distributed between ERHC (1.8%) and Addax (7.2%) reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic’s inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic.

(4)
By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 40.5% participating interest to Addax. Includes 9% distributed between Addax (7.2%) and ERHC (1.8%) reclaimed from Godsonic by ERHC on behalf of the ERHC/Addax consortium following Godsonic’s inability to fulfill financial and other conditions upon which the 9% was to have been assigned to Godsonic.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms

2 March 2006	1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd
ERHC assigns 28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.3% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

	1b. Sinopec International Petroleum and Production Corporation	Consideration from Sinopec to ERHC for the 28.67% interest (the “SINOPEC assigned interest”) is $13.6 million.

	2a. Addax Energy Nigeria Limited	Consideration from Addax to ERHC for the 14.33% interest (the “Addax assigned interest”) is $6.8 million

	2b. Addax Petroleum Corporation	In addition, Sinopec and Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 22% interest retained by ERHC (the “retained interest”) in Block 2.

3. ERHC Energy Inc
Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil from the retained interest on Block 2 until Sinopec and Addax Sub recover 100% of  ERHC’s  carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms

15 February 2006	1. ERHC Energy Inc	ERHC assigns 15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.

	2a.Addax Petroleum Resources Nigeria Limited	Consideration from Addax Sub to ERHC for the 15% acquired interest is $7.5 million.

	2b.Addax Petroleum Corporation	In addition, Addax to pay all of ERHC’s future costs for petroleum operations as in respect of the 10% interest retained by ERHC in Block 3.

Addax Sub is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

Particulars of Participating Agreements

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms

17 November 2005 (Note)	1. ERHC Energy Inc	ERHC shall assign 33.3% (Note) of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

	2a. Addax Petroleum Nigeria (Offshore 2) Limited	Consideration from Addax Sub to ERHC for the interest to be acquired by Addax is fixed at $18 million.

	2b. Addax Petroleum NV	In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax recovers 100% of ERHC’s carried costs.

Note – By an Amendment to the Participation Agreement dated February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%.  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement.  On July 15, 2008, The London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent. ERHC is entitled to the remaining 1.8 percent out of the nine percent.  The combine share of JDZ Block 4 held by ERHC and Addax Petroleum under the Participation Agreement is 60 percent. Following the ruling by the LCIA, ERHC’s share of JDZ Block 4 increased from 17.7 percent to 19.5 percent and Addax Petroleum’s share increased to 40.5 percent.

Current Plans for Operations

The Company is currently focused on exploiting its interests in Blocks 5, 6 and 9 but has no current sources of income from operations other than interest income from cash generated from sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into Participation Agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot be predicted.  The Company believes that the participation agreements that it has entered into will be its primary source of future cash flow; however, the Company is exploring plans to generate operating income from new sources.  The Company plans to diversify its business activity by pursuing other growth opportunities possibly including acquiring revenue-producing assets in diverse geographical areas and forging new strategic business partnerships and alliances.

Government Regulation

Currently, the Company has no operations requiring it to comply with any governmental regulations related to operations. In the event the Company begins exploration and exploitation of hydrocarbons, it will be required to make necessary expenditures to comply with applicable health and safety, environmental and other regulations.

The oil and gas industry is subject to various types of regulation throughout the world. Legislation affecting the oil and gas industry has been pervasive and is under constant review for amendment or expansion. Pursuant to such legislation, numerous government agencies have issued extensive laws and regulations binding on the oil and gas industry and companies engaged in this industry, some of which carry substantial penalties for failure to comply. Such laws and regulations have a significant impact on oil and gas exploration, production and marketing and midstream activities. These laws and regulations increase the cost of doing business and, consequently, will affect results of operations. In as much as new legislation affecting the oil and gas industry is commonplace and existing laws and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws and regulations. However, the Company does not expect that any of these laws and regulations will affect its operations in a manner materially different than they would affect other oil and gas companies of similar size and scope of operations.

Having interest outside the United States requires the Company to comply with United States laws and other foreign jurisdiction laws related to pursuing, owing, and exploiting foreign investments, agreements and other relationships. The Company is subject to all such laws, including, but not limited to, the Foreign Corrupt Practices Act of 1977 (“FCPA”.

Competition

Significant competition exists in all sectors of the oil and gas industry. ERHC competes with other oil and gas companies for equipment and personnel required to explore, develop and operate properties as well as marketing of oil, gas and natural gas liquids. Commodity price increases have raised the costs of potential acquisition properties and we compete with a number of companies to pursue acquisition opportunities. Many of the Company’s competitors have substantially larger financial and other resources than ours, and they have also established strategic long-term positions and maintain strong governmental relationships in countries in which the Company may seek new entry. As a consequence, ERHC may be at a competitive disadvantage in bidding for drilling rights. In addition, many of the Company’s larger competitors have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

Employees

As of September 30, 2008, the Company had five (5) employees and a consultant who carries our functions of the Corporate Secretary.

Availability of Information

We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available, free of charge on or through our Internet website (http://www.erhc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A.  Risk Factors

You should carefully consider the risks described below before making any investment decision related to the Company’s securities.  The risks and uncertainties described below are not the only ones facing the Company.   Additional risks and uncertainties not presently known or that the Company currently deems immaterial also may impair its business operations.  If any of the following risks actually occur, the Company’s business could be affected.

The Company has no sources of revenue and a history of losses from operations

The Company’s business is in an early stage of development.  The Company has not generated any operating revenue since its entry into the oil and gas industry and has incurred significant operating losses.  The Company has incurred losses from operations of $4,280,143 in fiscal 2008 and $47,399,060 since inception.  The Company had net losses of $3,071,757 and $1,756,904 in fiscal 2008 and 2007, respectively. The Company had net income of $23,171,536 in fiscal 2006, primarily as a result of entering into production sharing agreements under which it sold various participatory interests.  The Company expects to incur additional operating losses for the foreseeable future.

The Company has a limited operating history in the oil and gas industry

The Company’s operations have consisted solely of acquiring rights to working interests in the JDZ and EEZ and entering into production sharing contracts.  The Company will not be the operator with respect to these contracts.  The Company’s future financial results depend primarily on (1) the ability of the Company’s venture partners to provide or obtain sufficient financing to meet their financial commitments in the production sharing contracts, (2) the ability to discover commercial quantities of oil and gas, and (3) the market price for oil and gas. Management cannot predict that the production sharing contracts will result in wells being drilled or if drilled, whether oil and/or gas will be discovered in commercial quantities.

Financing will be needed to fund the financial commitments of the production sharing contracts

While the Company is not required to fund any financial commitments pursuant to the production sharing contracts, project financing will be required to fund exploration activities.  Failure of our venture partners to provide or obtain the necessary financing will preclude the commencement of exploration activities.

The Company may not discover commercially productive reserves in the JDZ or EEZ

The Company’s future success depends on its ability to economically discover oil and gas reserves in commercial quantities in the JDZ and EEZ. There can be no assurance that the Company’s planned projects in the JDZ or EEZ will result in significant, if any, reserves or that the Company will have future success in drilling productive wells.

The Company’s non-operator status limits its control over its oil and gas projects in the JDZ and EEZ

The Company will focus primarily on creating exploration opportunities and forming relationships with oil and gas companies to develop those opportunities in the JDZ and EEZ.  As a result, the Company will have only a limited ability to exercise control over a significant portion of a project’s operations or the associated costs of those operations in the JDZ or EEZ.  The success of a future project is dependent upon a number of factors that are outside the Company’s control. These factors include:

•	the availability of future capital resources to the Company and the other participants for drilling wells;

•	the approval of other participants for determining well locations and drilling time-tables ;

•	the economic conditions at the time of drilling, including the prevailing and anticipated price of oil and gas; and

•	the availability and cost of deep water drilling rigs and the availability of operating personnel

•	the availability of future capital resources to the Company and the other participants for drilling wells;

The Company’s reliance on its consortium partners and its limited ability to directly control future project costs could have a material adverse effect on its future expected rates of return.

The Company’s success depends on its ability to exploit its limited assets

The Company’s primary assets are rights to working interests in exploration acreage in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company’s operations have been limited to managing and sustaining its rights under these agreements.  The Company’s viability depends on its ability to exploit these assets, of which there is no assurance that it will be successful.

The Company’s competition includes oil and gas conglomerates that have significant advantages over it

The oil and gas industry is highly competitive. Many companies are engaged in exploring for crude oil and natural gas and acquiring crude oil and natural gas properties, resulting in a high degree of competition for desirable exploratory and producing properties.  The companies with which the Company competes are much larger and have greater financial resources than the Company.

Various factors beyond the Company’s control will affect prices of oil and gas

The availability of a ready market for the Company’s future crude oil and natural gas production depends on numerous factors beyond its control, including the level of consumer demand, the extent of worldwide crude oil and natural gas production, the costs and availability of alternative fuels, the costs and proximity of transportation facilities, regulation by authorities and the costs of complying with applicable environmental regulations.

The Company’s business interests are located outside of the United States which subjects it to risks associated with international activities.

As of September 30, 2008, the Company’s major assets were located outside the United States.  Apart from cash maintained in American’ financial institutions, the Company’s primary assets are agreements with DRSTP and the JDA, which provide the ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  Production is subject to political risks which is inherent in all foreign operations. The Company’s ability to exploit its interests in this area pursuant to such agreements may be adversely impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including economic and labor conditions, political instability, risk of war, expropriation, termination, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on  foreign  subsidiaries)  and  changes  in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be  denominated.  Changes in exchange rates may also adversely affect the Company’s future results of operations and financial condition.

In addition, to the extent the Company engages in operations and activities outside the United States, it is subject to the Foreign Corrupt Practices Act (the “FCPA”) which, among other restrictions, prohibits U.S. companies and their intermediaries from making payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect their financial and other transactions with foreign officials.  The FCPA applies to companies, individual directors, officers, employees and agents.  The FCPA also applies to foreign companies and persons taking any act in furtherance of such payments while in the United States.  Under the FCPA, U.S. companies may also be held liable for actions taken by strategic or local partners or representatives.

The FCPA imposes civil and criminal penalties for violations of its provisions.  Civil penalties may include fines of up to $500,000 per violation, and equitable remedies such as disgorgement of profits causally connected to the violation (including prejudgment interest on such profits) and injunctive relief.  Criminal penalties for violations of the payments provisions could range up to the greater of $2 million per violation or twice the gross pecuniary gain sought by making the payment, and/or incarceration for up to 5 years per violation.  Moreover, if a director, officer or employee of a company is found to have willfully violated the FCPA books and records provisions, the maximum penalty would be imprisonment for 20 years per violation.  Maximum fines of up to $25 million also may be imposed for willful violations of the books and records provisions by a company.

The SEC and/or the Department of Justice (“DOJ”) could assert that there have been multiple violations of the FCPA, which could lead to multiple fines.  The amount of any fines or monetary penalties which could be assessed would depend on, among other factors, findings regarding the amount, timing, nature and scope of any improper payments, whether any such payments were authorized by or made with knowledge of ERHC or its affiliates, the amount of gross pecuniary gain or loss involved, and the level of cooperation provided to the government authorities during the investigations.  Negotiated dispositions of these types of violations also frequently result in an acknowledgement of wrongdoing by the entity and the appointment of a monitor on terms agreed upon with the SEC and DOJ to review and monitor current and future business practices, including the retention of agents, with the goal of assuring future FCPA compliance.  Other potential consequences could be significant and include suspension or debarment of ERHC’s ability to contract with governmental agencies of the United States and of foreign countries.  Any determination that ERHC has violated the FCPA could result in sanctions that could have a material adverse effect on the Company’s business, prospects, operations, financial condition and cash flow.

The Company’s business interests are located in the Gulf of Guinea offshore of central West Africa and are subject to the Volatility of Foreign Governments

All of our primary assets are located the in the Gulf of Guinea offshore of central West Africa. The governments of Nigeria and the island nation of Sao Tome and Principe granted our participation interests in various concessions in their offshore waters. The governments of Nigeria and Sao Tome and Principe exist in extremely volatile political and economic circumstances and the Company is subject to all the risks associated with those governments. These risks include, but are not limited to:

•	Loss of future revenue and our concessions as a result of hazards such as war, acts of terrorism, insurrection and other political risks

•	Increases in taxes and governmental interests

•	Unilateral renegotiation of contracts by government entities

•	Difficulties in enforcing our rights against a governmental agency because of the doctrine of sovereign immunity and foreign sovereignty over international operations

•	Changes in laws and policies governing operations of foreign-based companies, and

•	Currency restrictions and exchange rate fluctuations

Our foreign operations may also be adversely affected by laws and policies of the United States affecting foreign trade and taxation. Realization of any of these factors could materially and adversely affect our financial position, results of operations and cash flows.

The Company has flied suit to prevent tampering with its interest and any Adverse Ruling Related to JDZ Blocks 5 and 6 could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On November 3, 2008, the Company filed a suit in Nigeria to prevent any tampering with its rights in JDZ Blocks 5 and 6. The lawsuit comes after the JDA and the Joint Ministerial Counsel (JMC) of the Nigeria-Săo Tomé and Príncipe JDZ failed to give a satisfactory response to the Company’s letters seeking clarification on the Company’s rights in JDZ Blocks 5 and 6 following media reports stating that the JMC had approved of the Company’s removal from the Blocks. The Company was awarded a 15 percent working interest in each of the Blocks in a 2005 bid/licensing round conducted by the JDA, following the exercise by ERHC of preferential rights in the Blocks as guaranteed by contract and treaty. In November 2008, the Company dispatched notices of arbitration for service on the JDA and the governments of Nigeria and Sao Tome & Principe to commence arbitration in London. ERHC wants the London Court of International Arbitration to clarify that ERHC's interests in JDZ Blocks 5 and 6 remain intact. If the Company fails to prevail in its lawsuit or arbitration proceedings, there could be significant adverse affects on the Company’s future planned operations in JDZ Blocks 5 & 6. These adverse affects could range from loss of potential future revenue to a threat to the Company’s other interests in Blocks 2, 3, 4 and 9.  .At this time, ERHC is unable to reasonably estimate the economic impact if the Company fails to prevail in its suit.

The Company is under investigation by the SEC, the DOJ and a U.S. Senate Subcommittee, and the results of these investigations could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Săo Tomé and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas requested from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.   Please see “Legal Proceedings” for more information.

The investigations by the DOJ, SEC and Senate Subcommittee are continuing.  The Company anticipates that these investigations will be lengthy and does not expect these investigations to be concluded in the immediate future.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on ERHC’s business, prospects, operations, financial condition and cash flow.

These investigations could also result in:

•	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

•	damage to our business, operations and reputation;

•	loss of, or adverse effect on, cash flow, assets, goodwill, operations and financial condition, business, prospects, profits or commercial value;

•	adverse consequences on our ability to obtain or continue financing for current or future projects; and/or

•	claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders or constituents of ERHC.

•	third party claims against us, which may include claims for special, indirect, derivative or consequential damages;

Continuing negative publicity arising from these investigations could also adversely affect our business and prospects in the commercial market.  In addition, these investigations have resulted in significant expenses to ERHC, including substantial legal fees and the diversion of management’s attention from its operations and other activities.  If the Company incurs costs or losses as a result of these matters, it may not have the liquidity or funds to address those costs or losses, in which case such costs or losses could have a material adverse effect on its business, prospects, operations, financial condition and cash flow.

Through September 30, 2008, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and document reproduction costs. These costs have had a significant negative impact on the Company’s cash flows from operations.  ERHC anticipates the use of even more of its cash reserves to address these ongoing investigations. If continued at current levels this could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can assess the magnitude of future cash requirements that could result from prolonged investigations or any negative findings that might arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into question.

The Company has limited sources of working capital

The Company believes that its working capital requirements for 2009 will be approximately $2,000,000 based on maintaining operations at their current level and the generation of interest income at levels similar to 2008. Our consortium partners will pay all of ERHC’s future costs in respect of all petroleum operations subject to total reimbursement upon production. Accordingly, the commencement of drilling operations is not expected to have a significant impact on our working capital requirements. Management believes that our current cash resources will be adequate to maintain our planned operations throughout the drilling and exploration phase of existing participation agreements.

The Company is currently focused on exploiting its interests in Blocks 2, 3, 4, 5, 6 and 9 but has no current source of income other than interest income from cash investments generated from the sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot be predicted.

The Company’s results of operations are susceptible to general economic conditions

The Company’s revenues and results of operations will be subject to fluctuations based upon the general economic conditions both in the United States and internationally.  If there were to be a general economic downturn or a recession in the oil and gas industry, the Company’s future revenues, the value of its oil and natural gas exploration concession, as well as its ability to exploit its assets could be materially adversely affected.

One shareholder controls approximately 43% of the Company’s outstanding common stock

Chrome Oil Services (“Chrome”) beneficially owns approximately 43% of the Company’s outstanding common stock.  As a result, Chrome has the ability to substantially influence, and may effectively control the outcome of corporate actions that require stockholder approval, including the election of directors.  This concentration of ownership may have the effect of delaying or preventing a future change in control of the Company or a liquidity event.

The Company’s stock price is highly volatile

The Company’s common stock is currently traded on the Over-the-Counter Bulletin Board. The market price of the Company’s common stock has experienced fluctuations that are unrelated to its operating performance.  The market price of the common stock has been highly volatile over the last several years.  The Company can provide no assurance regarding the stock price.

The Company does not currently pay dividends on its common stock and do not anticipate doing so in the future

 The Company has paid no cash dividends on its common stock, and there is no assurance that the Company will achieve sufficient earnings to pay cash dividends on its common stock in the foreseeable future. The Company intends to retain any earnings to fund its operations.

The Company’s stock is considered a “penny stock”

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.”  Penny stocks generally are equity securities with a share price of less than $5.00.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.  The Company’s common stock may be subject to the penny stock rules, and accordingly, investors in the common stock may find it difficult to sell their shares in the future, if at all.

The Internal Revenue Service is currently conducting an examination of the Company’s tax returns.

The Internal Revenue Service is currently examining the tax returns for the Company’s 2005 and 2006 tax years.  The Company anticipates that this examination will conclude in the next few months.  If adjustments are required, the Company may be subject to taxes, penalties and interest and these could have a material adverse effect on ERHC’s operations, financial condition and cash flow.

Item 1B.  Unresolved Staff Comments

At September 30, 2008, the Company has outstanding unresolved Securities and Exchange Commission (the “SEC”) staff comments that relate to a comment letter that was originally issued on February 27, 2008 and was followed up with additional comments on May 9, 2008, August 29, 2008 and November 6, 2008. The comment letters relates to the Company’s September 30, 2007 Form 10K and subsequent Forms 10-Q. Company management is currently preparing its responses to the remaining unresolved comments. The remaining unresolved comments relate to:

•	general business disclosures

•	disclosure controls and procedures

•	managements annual report on internal control over financial reporting and related quarterly disclosures in our quarterly reports for the quarters ended March 31, 2008 and June 30, 2008

•	compensation of directors

•	disclosures related to grants of plan-based awards

•	outstanding equity awards at fiscal-year end

•	potential payments upon termination or change of control

The Company does not contest the “SEC” comments and expects that all such comments will be resolved through additional disclosures.

Item 2.  Properties

Substantially all of the Company’s properties are in the form of working interest which represents ERHC’s share of all the hydrocarbon production from the blocks and obligates ERHC to pay a corresponding percentage of the costs of drilling, production and operating the blocks.  These costs in Blocks 2, 3 and 4 are currently being carried by the operators until production, whereupon the operators will recover their costs from production revenues. ERHC has working interests in Blocks 2, 3, 4, 5, 6, and 9 in the offshore Joint Development Zone (JDZ) of Nigeria and the island nation of Sao Tome and Principe and in addition has interests in the territorial waters of Sao Tome and Principe, known as the Exclusive Economic Zone (EEZ).

Joint Development Zone

 ERHC has interests in six of the nine Blocks in the Joint Development Zone (JDZ), a 34,548 sq km area approximately 200 km off the coast of Nigeria and Sao Tome and Principe that is adjacent to several large petroleum discovery areas. ERHC’s rights in the JDZ include:

•	JDZ Block 2: 22.0% Working interest

•	JDZ Block 3: 10.0% Working interest

•	JDZ Block 4: 19.5% Working interest

•	JDZ Block 5: 15.0% Working interest

•	JDZ Block 6: 15.0% Working interest

•	JDZ Block 9: 20.0% Working interest

•	JDZ Block 2: 22.0% Working interest

Sao Tome and Principe Exclusive Economic Zone

The government of Sao Tome and Principe awarded ERHC rights to participate in exploration and production activities in Sao Tome and Principe’s Exclusive Economic Zone (EEZ). ERHC’s rights include the following:

•	The right to receive up to two blocks of ERHC’s choice; and

•	The option to acquire up to a 15% paid working interest in another two blocks of ERHC’s choice.

•	The right to receive up to two blocks of ERHC’s choice; and

ERHC would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The EEZ describes territorial waters of Sao Tome that encompasses an area of approximately 160,000 square km. It is measured from claimed archipelagic baselines — territorial sea: 12 nautical miles, exclusive economic zone: 200 nautical miles. It is the largest in the Gulf of Guinea.

Corporate Office

The Company’s corporate office is located at 5444 Westheimer Road, Suite 1440, Houston, Texas 77056 pursuant to a lease that expires in December 2011.

Item 3.  Legal Proceedings

Subpoenas.  On May 4, 2006, a Federal court search warrant initiated by DOJ was executed on the Company.  The DOJ sought various records including, among other matters, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  Related SEC subpoenas issued on May 9, 2006 and August 29, 2006 also requested a range of documents. ERHC continues to interface with both the DOJ and SEC investigators to respond to the SEC subpoenas and any additional requests for information from the DOJ or SEC.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena

On July 5, 2007, the U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to the subpoena.

The Company anticipates that these investigations may be lengthy and does not know when they will conclude.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on ERHC business, prospects, operations, financial condition and cash flows.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations to have Godsonic relinquish all of its claims to a 9% interest in Block 4.  The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claimed entitlement under our existing agreements to 7.2% out of the recovered 9% without the payment of any further consideration to ERHC.   In July 15, 2008, The London Court of International Arbitration (LCIA) confirmed that under the participation agreement between parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent. The LCIA also confirmed that ERHC was entitled to the remaining 1.8 percent out of the nine percent.  The combine share of JDZ Block 4 held by ERHC and Addax Petroleum under the Participation Agreement is 60 percent. Following the ruling by the LCIA, ERHC’s share of JDZ Block 4 increased from 17.7 percent to 19.5 percent and Addax Petroleum’s share increased to 40.5 percent.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase an additional 1,500,000 shares of common stock at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002.  The claim was resolved in mediation conducted by the American Arbitration Association by the payment by ERHC of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

On November 3, 2008, the Company filed a suit at the Federal High Court in Nigeria to prevent any tampering with its rights in JDZ Blocks 5 and 6. The suit comes after the JDA and Joint Ministerial Counsel (JMC) of the Nigeria-Sao Tome and Principe JDZ failed to give a satisfactory response to the Company’s letters seeking clarification on the Company’s rights in JDZ Blocks 5 and 6 following media reports stating that the JMC had approved of the Company’s removal from the Blocks. The Company was awarded a 15 percent working interest in each of the Blocks in a 2005 bid/licensing round conducted by the JDA following the exercise by ERHC of preferential rights in the Blocks as guaranteed by contract and treaty. If the Company fails to prevail in its lawsuit, there could be significant adverse affects on the Company’s future planned operations in JDZ Blocks 5 and 6.

In November 2008, the Company dispatched notices of arbitration for service on the JDA and the governments of Nigeria and Sao Tome & Principe to commence arbitration in London. ERHC wants the London Court of International Arbitration to clarify that ERHC's interests in JDZ Blocks 5 and 6 remain intact.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.  Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and Related Information

ERHC’s common stock is currently traded on the OTC Bulletin Board under the symbol “ERHE.”  The market for the Company’s common stock is unpredictable and highly volatile.  The following table sets forth the closing sales price per share of the common stock for the past three fiscal years.  These prices reflect inter-dealer prices, without retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions.

Stock Price Highs & Lows

	High	Low
	(per share)
Fiscal Year 2006
First Quarter	$0.41	$0.30
Second Quarter	$0.95	$0.30
Third Quarter	$0.92	$0.40
Fourth Quarter	$0.54	$0.37

Fiscal Year 2007
First Quarter	$0.51	$0.31
Second Quarter	$0.48	$0.33
Third Quarter	$0.42	$0.24
Fourth Quarter	$0.34	$0.20

Fiscal Year 2008
First Quarter	$0.30	$0.19
Second Quarter	$0.54	$0.18
Third Quarter	$0.60	$0.40
Fourth Quarter	$0.42	$0.28

As of November 28, 2008, there were approximately 2,235 stockholders of record.  The closing price of the common stock as reported on the OTC Bulletin Board on November 28, 2008 was $0.15.  The Company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	©
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Recent Sales of Unregistered Securities

The Company has sold the following unregistered securities:

•
During the second quarter of fiscal 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

•	During the first quarter of fiscal 2008, we issued an aggregate of 300,000 shares of common stock to the Company’s directors for services rendered in 2007.

•
During the fourth quarter of fiscal   2008, an aggregate of 210,000 shares of common stock were due to the Company’s directors for services rendered as more fully disclosed in Item 10, Directors and Executive Officers of the Registrant.

•
During the second quarter of fiscal 2007, warrants issued in 2003, with an exercise price of $0.20, were exercised on a cashless basis, which exercise resulted in the issuance of an aggregate of 2,949,587 shares of common stock.

With respect to the sale of the unregistered securities referenced above, all transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.  No sales commissions were paid in connection with these transactions.

Issuer Purchases of Equity Securities

The Company has not repurchased any of its Common Stock.

Item 6. Selected Financial Data

The selected financial data of the Company presented below as of and for each of the five years in the period ended September 30, 2008, has been derived from the audited financial statements of the Company.  The financial statements as of and for the years ended September 30, 2008, 2007, 2006 and 2005 have been audited by Malone & Bailey, PC, an independent registered public accounting firm.  The financial statements as of and for the year ended September 30, 2004 were audited by another independent registered public accounting firms. The data set forth below should be read in conjunction with the Company’s financial statements, related notes thereto and Management’s Discussion and Analysis of Financial Condition and Plan of Operations, contained elsewhere herein.

	For the Years Ended September 30,
Statements of Operations Data	2008	2007	2006	2005	2004

Operating expenses	$4280143	$4,976,765	$(24,113,494)	$4,652,459	$2,085,426
Interest expense	(1,843)	(1,843)	(2,099)	(1,147,248)	(1,671,759)
Other Income (expense)	1,241,189	1,498,704	1,123,141	278,804	163,797
Loss on extinguishment of debt	-	-	-	(5,749,575	-
Provision for taxes	(30,360)	(1,723,000)	2,063,000	-	-
Net income (loss)	(3,071,157)	(1,756,904)	23,171,536	(11,270,478)	(3,593,388)
Net income (loss) per share – basic and diluted	(0.00)	(0.00)	0.03	(0.02)	(0.01)
Weighted average shares of common stock outstanding	722,182,831	720,966,165	712,063,980	671,164,058	592,603,441

	As of September 30,
Balance Sheets Data	2008	2007	2006	2005	2004

DRSTP Concession fee	$2,839,500	$2,839,500	$2,839,500	$5,679,000	$5,679,000
Total assets	36,880,422	39,854,641	45,878,249	6,720,210	5,728,556
Total liabilities	5,907,960	5,947,982	10,390,126	2,799,011	14,757,208
Shareholders’ equity (deficit)	30,972,462	33,906,659	35,488,123	3,921,199	(9,028,652)

Item 7.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Introduction

The following discussion and analysis presents management’s perspective of ours business and, financial condition and its overall performance. This information is intended to provide investors with an understanding of our past performance, current financial condition and outlook for the future. You must read the following discussion of the results of the operations and financial condition of the Company in conjunction with its financial statements, including the notes thereto included in this Form 10-K filing.  The Company’s historical results are not necessarily an indication of trends in operating results for any future period.

Reference is made to “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data.”

Overview of Business

ERHC reports as a development stage enterprise as there are currently no significant operations and no revenue has been generated from business activities.  The Company was incorporated in 1986 as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas Company.  The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the JDZ and the EEZ.  The Company has entered into production sharing contracts with upstream oil and gas companies in these JDZ Blocks to assist the Company in exploring and developing its assets in the JDZ.  The technical and operational expertise in conducting exploration and development of these JDZ Blocks will be provided by partner oil and gas companies in exchange for participating in the Company’s interest oil and gas companies.  The Company is also exploring opportunities in other areas of the oil and gas industry

State of Participation Interests

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)	19.5%
5	15%	(5)	(5)	15%
6	15%	(5)	(5)	15%
9	20%	(5)	(5)	20%

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 40.5 participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

Particulars of Participating Agreements

JDZ Block 2 Participation Agreement

Date of Participation Agreement	Parties	Key Terms
2 March 2006	1. Sinopec International Petroleum Exploration and Production Co. Nigeria Ltd
ERHC assigns 28.6% of participating interest to Sinopec International Petroleum Exploration and Production Co Nigeria Ltd (“Sinopec”) and a 14.33% participating interest to Addax Energy Nigeria Limited (“Addax”) leaving ERHC with a 22% participating interest.

	1b. Sinopec International Petroleum and Production Corporation	Consideration from Sinopec to ERHC for the 28.67% interest is $13.6 million.

	2a. Addax Energy Nigeria Limited	Consideration from Addax to ERHC for the 14.33% interest is $6.8 million

	2b. Addax Petroleum Corporation	In addition, Sinopec and Addax to pay all of ERHC’s future costs for petroleum operations in respect of the 22% interest retained by ERHC in Block 2.

3. ERHC Energy Inc
Sinopec and Addax are entitled to 100% of ERHC’s allocation of cost reimbursement  plus up to 50% of ERHC’s allocation of profit oil from revenue generated by the retained interest on Block 2 until Sinopec and Addax recover 100% of the carried costs

JDZ Block 3 Participation Agreement
Date of Participation Agreement	Parties	Key Terms
15 February 2006	1. ERHC Energy Inc	ERHC assigns 15% of participating interest to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) leaving ERHC with a 10% participating interest.
Consideration from Addax Sub to ERHC for the 15% interest is $7.5 million.
	2a. Addax Petroleum Resources Nigeria Limited	In addition, Addax Sub to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of the 10% interest retained by ERHC (the “retained interest”) in Block 3.

	2b. Addax Petroleum Corporation	Addax Sub is entitled to 100% of ERHC’s future costs in respect of petroleum operations.

Addax is entitled to 100% of ERHC’s allocation of cost reimbursement plus up to 50% of ERHC’s allocation of profit oil until Addax Sub recovers 100% of the carried costs

JDZ Block 4 Participation Agreement
Date	Parties	Key Terms
17 November 2005 (Note)	1. ERHC Energy Inc	ERHC shall assign 33.3% (Note) of participating interest to Addax Petroleum Nigeria (Offshore 2) Limited (“Addax”) (leaving ERHC with a 26.7% participating interest).

	2a. Addax Petroleum Nigeria (Offshore 2) Limited	Consideration from Addax Sub to ERHC for the interest to be acquired by Addax (the “acquired interest”) is fixed at $18 million.

	2b. Addax Petroleum NV	In addition, Addax to pay all of ERHC’s future costs for petroleum operations (“the carried costs”) in respect of ERHC’s retained interest in Block 4.

Addax is entitled to 100% of ERHC’s allocation of cost oil plus up to 50% of ERHC’s allocation of profit oil until Addax recovers 100% of the carried costs

Note – By an Amendment to the Participation Agreement dated February 23 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be changed to 33.3%.  By a second Amendment to the Participation Agreement, entered into on March 14 2006, ERHC and Addax amended the Participation Agreement so that the assigned interest to Addax would be 33.3% and ERHC’s participating interest would be 26.7%.  By a third Amendment to the Participation Agreement dated April 11 2006, ERHC and Addax agreed that if Godsonic, a third party, did not meet financial and other obligations for the transfer of 9% of ERHC’s participating interest to Godsonic (and was foreclosed from all claims to the 9%), ERHC would transfer 7.2% out of the 9% interest to Addax so that Addax’s participating interest would be 40.5% in aggregate and ERHC’s participating interest would be 19.5% in aggregate.  The amount of fresh consideration to accrue from Addax to ERHC for the transfer of the 7.2% is not stated in the third Amendment to the Participation Agreement. On July 15, 2008, The London Court of International Arbitration (LCIA) confirmed that under the participation agreement between parties no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent. ERHC is entitled to the remaining 1.8 percent out of the nine percent.  The combine share of JDZ Block 4 held by ERHC and Addax Petroleum under the Participation Agreement is 60 percent. Following the ruling by the LCIA, ERHC’s share of JDZ Block 4 increased from 17.7 percent to 19.5 percent and Addax Petroleum’s share increased to 40.5 percent.

Current Plans for Income Generation

The Company is currently focused on exploiting its interests in Blocks 2, 3, 4, 5, 6 and 9. However, it has no current income other than interest income from cash investments generated from the sale of participation interests in Blocks 2, 3 and 4 to Sinopec and Addax Ltd. The Company hopes to enter into participation agreements in Blocks 5, 6 and 9, but the timing or likelihood of such transactions cannot be predicted.  The Company believes that the Participation Agreements that it has entered into will be its primary source of future revenue however, we are looking for other investment opportunities.

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations.  The impact and any associated risks related to these policies on the Company’s business operations are discussed throughout this section where such policies affect the Company’s reported and expected financial results.  Management’s preparation of this Annual Report on Form 10-K requires it to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities.  There is no assurance that actual results will not differ from those estimates and assumptions.

Concentration of Risks

The Company’s current focus is to exploit assets consisting of agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  The Company has formed relationships with other oil and gas companies with the technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of Long-lived Assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement was effective for and adopted by ERHC beginning the first quarter of fiscal 2008. Its adoption had no significant impact on our financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement classification, accounting for interest and penalties and accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006.   This statement was effective for and adopted by ERHC beginning the first quarter of fiscal 2008. Its adoption had no significant impact on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (c).”  SFAS 158 requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. The Company has no defined benefit pension or other post retirement plans and the adoption of SFAS 158 will not have a material impact on our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets & Financial Liabilities – including an amendment of SFAS No. 115.” SFAS 159 will create a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract by contract basis, with changes in fair values recognized in earnings as these changes occur. SFAS 159 will become effective for fiscal years beginning after November 15, 2007. We will adopt this new accounting standard on January 1, 2008.  This statement is effective for ERHC beginning the first quarter of fiscal 2009, but the Company does not expect the adoption to have a material impact on our financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (SFAS 141R), “Business Combinations,” and No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141R also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs.  Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141R and SFAS 160 will become effective for fiscal years beginning after December 15, 2008. ERHC will adopt these new accounting standards on October 1, 2009, but the Company does not expect the adoption to have a material impact on our financial statements.

Former Operations – Asset Retirement Obligation

The Company has accrued $485,000 as a liability on the balance sheet relating to the estimated costs on plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas.  The Company acquired a lease in oil fields located in Wichita County, Texas, which was subsequently assigned to a former shareholder.  However, in connection with the lease in Wichita County, the Company may remain liable for certain plugging and abandonment costs, estimated to be approximately $485,000.  The Company uses SFAS No. 143 to account for this obligation.  These properties were abandoned and written off during the year ended September 30, 1999 and the Company believes the current liability is fully accrued and represents management’s best estimate of the fair value of the outstanding obligation.

Management reviews this accrual quarterly for any adjustments necessary.  There has been no activity related to this liability in several years however, management believes that the accrual is appropriately conservative at this time.

Results of Operations

Year ended September 30, 2008 Compared to Year Ended September 30, 2007

During fiscal 2008, the Company had general and administrative expenses totaling $4,249,572 compared with $4,954,848 in fiscal 2007. The primary reason for the decrease in general and administrative expenses is a reduction in legal and professional fees due to lower legal expenses in connection with all the governmental agencies investigations of the Company. (See Item 3, Legal Proceedings).

During 2008, the Company had a net loss of $3,071,157, compared to a net loss of $1,756,904 for fiscal 2007.  The primary reason for the increase in net loss is due to the fact that the Company has no remaining tax benefits from utilization of tax losses in 2008 because the Company is in a loss carry forward position. In 2007, the Company generated tax benefits of $1,723,000 from utilization of net operating losses.

During fiscal 2008 and 2007, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2008 and 2007, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2007 Compared to Year Ended September 30, 2006

During fiscal 2007, the Company had general and administrative expenses of $4,954,848 compared with $5,979,609 in fiscal 2006.  The decrease results primarily from the grant of stock warrants for our outside consultants valued at $1,145,000 in fiscal 2006 versus employee compensatory stock option expense of $175,440 in fiscal 2007.

During 2007, the Company had a net loss of $1,756,904, compared to a net income of $23,171,536 for fiscal 2006.  The primary reason for the $24,928,440 decrease in net income for the year ended September 30, 2007 was due to a $30,102,250 net gain in fiscal 2006 from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners.

During fiscal 2007 and 2006, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2007 and 2006, the Company relied primarily upon cash generated from the 2006 sale of interests to fund operations.

Year ended September 30, 2006 Compared to Year Ended September 30, 2005

During fiscal 2006, the Company had general and administrative expenses of $5,979,609 compared with $4,645,783 in fiscal 2005.  This increase was primarily attributed to increased legal fees as a result of the Department of Justice and SEC investigations.

During 2006, the Company had net income of $23,171,536, compared to a net loss of $11,270,478 for fiscal 2005.  The three primary reasons for the $34,442,014 improvement in net income for the year ended September 30, 2006 were: (i) a $30,102,250 net gain from the sale of participation interests in the three JDZ Blocks under production sharing contracts with various joint venture partners; (ii) a $5,749,575 non-cash loss on extinguishment of debt during fiscal 2005 as the result of the issuance of shares in conjunction with a conversion of debt to common stock; and (iii) fiscal 2006 income tax expense of $2,063,000.

During fiscal 2006, the Company entered into production sharing agreements in Blocks 2, 3 and 4 under which they sold various participating interests for total cash proceeds of $45,900,000 which resulted in net cash provided by investing activities of $45,896,876, compared with net cash used by investing activities of $24,277 for fiscal 2005.

During fiscal 2006 and 2005, the Company had no revenues from which cash flows could be generated to support operations.  In fiscal 2006, the Company relied primarily upon cash generated from the sale of interests to fund operations and in fiscal 2005 the Company relied on borrowings funded from its line of credit as well as the sale of common stock.

Liquidity and Capital Resources

As of September 30, 2008, the Company had working capital of $28,066,869.  The Company believes that it has sufficient liquidity to meet working capital requirements for the next twelve months.

The Company believes that its working capital requirements for 2009 will be approximately $2,000,000 based on maintaining operations at their current level and the generation of interest income at levels similar to 2008. Our consortium partners will pay all of ERHC’s future costs in respect of all petroleum operations subject to total reimbursement upon production. Accordingly, the commencement of drilling operations is not expected to have a significant impact on our working capital requirements. Management believes that our current cash resources will be adequate to maintain our planned operations throughout the drilling and exploration phase of existing participation agreements.

 Through September 30, 2008, ERHC has incurred substantial costs in responding to the investigations by the DOJ, SEC and Senate Subcommittee. Those costs consist primarily of legal fees paid to the Company’s legal counsel, Akin Gump Strauss Hauer & Feld LLP and document reproduction costs. These costs have had a significant negative impact on the Company’s cash flows from operations.  ERHC anticipates the use of even more of its cash reserves to address these ongoing investigations. If continued at current levels this could have a serious negative impact on the Company’s liquidity. Neither management nor and its legal counsel can assess the magnitude of future cash requirements that could result from prolonged investigations or any negative findings that might arise from the investigations. In a worst case scenario, the Company’s cash resources could be exhausted and the Company’s status as a going concern could be brought into question.

Off-Balance Sheet Arrangements

As of September 30, 2008, the Company does not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table provides information at September 30, 2008, about the Company’s contractual obligations and commercial commitments.  The table presents contractual obligation by due dates and related contractual commitments by expiration dates.

Contractual Obligations	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 Years

Convertible debt (1)	$33,513	$33,513	$-	$-	$-
Operating lease (2)	347,880	107,040	240,840	-	-

Total	$381,393	$140,553	$240,840	$-	$-

(1)	This represents a convertible note to Joseph Charles and Associates. However, the Company has been unable to locate the payee.

(2)	Lease obligations consist of operating lease for office space. Office lease represent non-cancelable leases for office space used in our daily operations.

Contingencies and Legal Matters

For a detailed discussion of contingencies and legal matters, see “Item 3. Legal Proceedings”.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk

The Company’s current focus is to exploit its primary assets, which are rights to working interest in the JDZ and EEZ under agreements with the JDA and DRSTP.  The Company intends to continue to form relationships with other oil and gas companies with operational, technical and financial capabilities to assist the Company in leveraging its interests in the EEZ and the JDZ.  The Company currently has no other operations.

At September 30, 2008, all of the Company’s operations were located outside the United States.  The Company’s primary asset are agreements with DRSTP and the JDA, which provide ERHC with rights to participate in exploration and production activities in the Gulf of Guinea off the coast of central West Africa.  This geographic area of interest is controlled by foreign governments that have historically experienced volatility, which is out of management’s control. The Company’s ability to exploit its interests in the agreements in this area may be impacted by this circumstance.

The future success of the Company’s international operations may also be adversely affected by risks associated with international activities, including financial, economic and labor conditions, political instability, risk of war, expropriation, renegotiation or modification of existing contracts, tax laws (including host-country import-export, excise and income taxes and United States taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currencies in which future oil and gas producing activities may be denominated.  Furthermore, changes in exchange rates may adversely affect the Company’s future results of operations and financial condition.

Market risks relating to the Company’s operations result primarily from changes in interest rates as well as credit risk concentrations.  The Company’s interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of its indebtedness is at fixed rates.

The Company holds no derivative financial or commodity instruments, nor does it engage in any foreign currency denominated transactions.

Item 8.  Financial Statements and Supplementary Data

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Reports of Independent Public Accounting Firm:

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of September 30, 2008	30

Report of Independent Registered Public Accounting Firm on the Financial Statements for the Years ended September 30, 2008 and 2007	31

Consolidated Financial Statements:

Consolidated Balance Sheets as of September 30, 2008 and 2007	32

Consolidated Statements of Operations for the Years Ended September 30, 2008, 2007 and 2006, and for the period from inception, September 5, 1995, to September 30, 2008	33

Consolidated Statements of Shareholders’ Equity (Deficit) for the period from inception, September 5, 1995, to September 30, 2008	34

Consolidated Statements of Cash Flows for the Years Ended September 30, 2008, 2007 and 2006, and for the period from inception, September 5, 1995, to September 30, 2008	46

Notes to Consolidated Financial Statements	48

Financial Statement Schedules:

None

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the internal control of ERHC Energy Inc. over its financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ERHC Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ERHC Energy Inc. as of September 30, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years ended September 30, 2008, and our reports dated December 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ERHC Energy Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of ERHC Energy Inc., a corporation in the development stage, as of September 30, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the three years ended September 30, 2008, 2007 and 2006.  These financial statements are the responsibility of ERHC’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ERHC as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the three years ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 12, 2008 expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

December 12, 2008

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED BALANCE SHEETS
September 30, 2008 and 2007

	2008	2007

ASSETS

Current assets:
Cash	$31,757,012	$34,721,933
Prepaid expenses and other	199,419	179,955
Deferred tax asset - current	2,018,398	2,048,758

Total current assets	33,974,829	36,950,646

DRSTP concession fee	2,839,500	2,839,500
Furniture and equipment, net	66,093	64,495

Total assets	$36,880,422	$39,854,641

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$5,025,794	$5,183,979
Accounts payable and accrued liabilities, related parties	354,934	238,614
Accrued interest	8,719	6,876
Asset retirement obligation	485,000	485,000
Current portion of convertible debt	33,513	33,513

Total current liabilities	5,907,960	5,947,982

Commitments and contingencies:

Shareholders’ equity:
Preferred stock, par value $0.0001; authorized 10,000,000; none issued and outstanding	-	-
Common stock, par value $0.0001; authorized 950,000,000shares; issued and outstanding 722,238,569 and 721,938,569 at September 30, 2008 and September 30, 2007, respectively	72,224	72,193
Additional paid-in capital	91,964,474	91,827,545
Accumulated deficit	(61,064,236)	(57,993,079)

Total shareholders’ equity	30,972,462	33,906,659

Total liabilities and shareholders’ equity	$36,880,422	$39,854,641

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30, 2008, 2007 and 2006 and for the Period
From Inception, September 5, 1995, to September 30, 2008

				Inception to
				September 30,
	2006	2007	2008	2008

Costs and expenses:
General and administrative	$5,979,609	$4,954,848	$4,249,572	$68,342,681
Depreciation and depletion	9,147	21,917	30,571	1,416,501
Gain on sale of partial interest in DRSTP concession	(30,102,250)	-	-	(30,102,250)
Write-offs and abandonments	-	-	-	7,742,128

Total costs and expenses	24,113,494	(4,976,765)	(4,280,143)	(47,399,060)

Other income and (expenses):
Interest income	1,123,141	1,998,704	1,241,189	4,389,528
Gain (loss) from settlements		(500,000)	-	(247,690)
Other income	-	-	-	439,827
Interest expense	(2,099)	(1,843)	(1,843)	(12,126,905)
Loss on extinguishment of debt	-	-	-	(5,749,575)

Total other income and (expenses), net	1,121,042	1,496,861	1,239,346	(13,294,816)

Income (loss) before benefit (provision) for income taxes	25,234,536	(3,479,904)	(3,040,797)	(60,693.876)

Benefit (provision) for income taxes:
Current	(3,023,000)	1,243,000	449,640	(1,330,360)
Deferred	960,000	480,000	(480,000)	960,000

Total benefit (provision) for income taxes	(2,063,000)	1,723,000	(30,360)	(370,360)

Net income (loss)	$23,171,536	$(1,756,904)	$(3,071,157)	$(61,064,236)

Net loss per common share -basic and diluted	$0.03	$(0.00)	$(0.00)

Weighted average number of shares of common shares outstanding:
Basic	712,063,980	720,966,165	722,182,831

Diluted	717,410,403	720,966,165	722,182,831

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 5, 1995	-	$-	$-	$-	$-	$-	$-

Common stock issued for cash	884,407	88	-	-	-	-	88
Common stock issued for services	755,043	76	499,924	-	-	(500,000)	-
Net loss	-	-	-	(3,404)	-	-	(3,404)

Balance at September 30, 1995	1,639,450	164	499,924	(3,404)	-	(500,000)	(3,316)

Common stock issued for cash, net of expenses	361,330	36	124,851	-	-	-	124,887
Common stock issued for services	138,277	14	528,263	-	-	-	528,277
Common stock issued for equipment	744,000	74	3,719,926	-	-	-	3,720,000
Effect of reverse merger	1,578,470	158	(243,488)	-	-	-	(243,330)
Amortization of deferred compensation	-	-	-	-	-	72,500	72,500
Net loss	-	-	-	(728,748)	-	-	(728,748)

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1996	4,461,527	$446	$4,629,476	$(732,152)	$-	$(427,500)	$3,470,270

Common stock issued for cash	2,222,171	222	1,977,357	-	(913,300)	-	1,064,279
Common stock issued for services	9,127,981	913	12,430,725	-	-	-	12,431,638
Common stock issued for oil and gas leases and properties	500,000	50	515,575	-	-	-	515,625
Common stock issued for Chevron contract	3,000,000	300	-	-	-	-	300
Common stock issued for BAPCO acquisition	4,000,000	400	499,600	-	-	-	500,000
Contributed	(100,000)	(10)	(99,990)	-	-	-	(100,000)
Amortization of deferred compensation	-	-	-	-	-	177,500	177,500
Net loss	-	-	-	(16,913,052)	-	-	(16,913,052)

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1997	23,211,679	$2,321	$19,952,743	$(17,645,204)	$(913,300)	$(250,000)	$1,146,560

Common stock and warrants issued for cash	1,124,872	113	972,682	-	-	-	972,795
Common stock issued for services	1,020,320	102	1,526,878	-	-	-	1,526,980
Common stock issued for Uinta acquisition	1,000,000	100	1,999,900	-	-	-	2,000,000
Common stock issued for Nueces acquisition	50,000	5	148,745	-	-	-	148,750
Common stock issued for accounts payable	491,646	49	337,958	-	-	-	338,007
Beneficial conversion feature associated with convertible debt	-	-	1,387,500	-	-	-	1,387,500
Receipt of subscription receivable	-	-	-	-	913,300	-	913,300
Option fee and penalty	299,536	30	219,193	-	-	-	219,223
Common stock issued for building equity	24,000	2	69,998	-	-	-	70,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(11,579,024)	-	-	(11,579,024)

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1998	27,222,053	$2,722	$26,615,597	$(29,224,228)	$-	$(125,000)	$(2,730,909)

Common stock issued for cash	397,040,000	39,704	2,062,296	-	-	-	2,102,000
Common stock issued for services	7,169,000	717	1,034,185	-	-	-	1,034,902
Common stock issued for Uinta settlement	7,780,653	778	2,541,161	-	-	-	2,541,939
Common stock surrendered in BAPCO settlement	(7,744,000)	(774)	(2,709,626)	-	-	-	(2,710,400)
Common stock issued for accounts payable	10,843,917	1,084	769,139		-	-	770,223
Common stock issued for conversion of debt and payment of accrued interest and penalties	31,490,850	3,149	5,998,915	-	-	-	6,002,064
Common stock issued for officers’salary and bonuses	10,580,000	1,058	4,723,942	-	-	-	4,725,000
Common stock issued for shareholder loans and accrued interest payable	3,939,505	394	771,318	-	-	-	771,712

Reclassification of common stock previously presented as a liability	750,000	75	1,499,925	-	-	-	1,500,000
Amortization of deferred compensation	-	-	-	-	-	125,000	125,000
Net loss	-	-	-	(19,727,835)	-	-	(19,727,835)

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	-	$-	$(5,596,304)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 1999	489,071,978	$48,907	$43,306,852	$(48,952,063)	$-	$-	$(5,596,304)

Common stock issued for conversion of debt and payment of accrued interest and penalties	7,607,092	761	295,120	-	-	-	295,881
Net loss	-	-	-	(1,958,880)	-	-	(1,958,880)

Balance at September 30, 2000	496,679,070	49,668	43,601,972	(50,910,943)	-	-	(7,259,303)

Common stock issued for services	37,000,000	3,700	1,846,300	-	-	-	1,850,000
Net loss	-	-	-	(6,394,810)	-	-	(6,394,810)

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)
The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2001	533,679,070	$53,368	$45,448,272	$(57,305,753)	$-	$-	$(11,804,113)

Common stock issued for cash net of expenses	4,000,000	400	643,100	-		-	643,500
Common stock issued for services	3,475,000	348	527,652	-	-	-	528,000
Common stock issued for accounts payable	4,407,495	440	817,757	-	-	-	818,197
Common stock issued for con -version of debt and payment of accrued interest and penalties	7,707,456	771	1,540,721	-	-	-	1,541,492
Common stock issued for officer’s salary and bonuses	2,700,000	270	289,730	-	-	-	290,000
Net loss	-	-	-	(4,084,210)	-	-	(4,084,210)

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2002	555,969,021	$55,597	$49,267,232	$(61,389,963)	$-	$-	$(12,067,134)

Common stock issued for cash, net of expenses	9,440,000	944	1,071,556	-	-	-	1,072,500
Common stock issued for accounts payable	1,527,986	153	177,663	-	-	-	177,816
Common stock issued for con -version of debt and payment of accrued interest	17,114,740	1,711	3,421,227	-	-	-	3,422,938
Net loss	-	-	-	(3,153,882)	-	-	(3,153,882)

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2003	584,051,747	$58,405	$53,937,678	$(64,543,845)	$-	$-	$(10,547,762)

Common stock issued for cash, net of expenses	3,231,940	323	974,677	-	-	-	975,000
Common stock issued for accounts payable	1,458,514	146	533,102	-	-	-	533,248
Common stock issued for con -version of debt and payment of accrued interest	11,185,052	1,119	2,236,093	-	-	-	2,237,212
Common stock issued for proceeds received in 2003	1,000,000	100	(100)	-	-	-	-
Beneficial conversion feature associated with the con-vertible line of credit	-	-	1,058,912	-	-	-	1,058,912
Options issued to employee	-	-	765,000	-	-	(765,000)	-
Amortization of deferred compensation	-	-	-	-	-	308,126	308,126
Common stock issued for cash-less exercise of options and/or warrants	247,882	25	(25)	-	-	-	-
Net loss	-	-	-	(3,593,388)	-	-	(3,593,388)

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2004	601,175,135	$60,118	$59,505,337	$(68,137,233)	$-	$(456,874)	$(9,028,652)

Common stock issued for accounts payable	735,000	73	359,716	-	-	-	359,789
Common stock issued for con -version of debt and payment of accrued interest	107,819,727	10,782	22,678,054	-	-	-	22,688,836
Common stock issued in settle-ment of lawsuits	595,000	59	394,391	-	-	-	394,450
Variable accounting for repriced employee stock options	-	-	300,000	-	-	(300,000)	-
Beneficial conversion feature associated with the con-vertible line of credit			347,517				347,517
Amortization of deferred compensation	-	-	-	-	-	449,737	449,737
Common stock issued for cash-less exercise of options and/or warrants	587,364	59	(59)	-	-	-	-
Net loss	-	-	-	(11,270,478)	-		(11,270,478)

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2005	710,912,226	$71,091	$83,584,956	$(79,407,711)	$-	$(307,137)	$3,941,199

Common stock issued for services	4,665,000	467	1,976,081	-	-	-	1,976,548

Variable accounting for repriced employee stock options	-	-	(60,660)	-	-	-	(60,660)
Issuance of warrants for success fee	-	-	5,154,500	-	-	-	5,154,500
Issuance of options as comp-ensation to consultants	-	-	1,145,000	-	-	-	1,145,000
Common stock issued upon exercise of warrants	800,000	80	159,920	-	-	-	160,000
Amortization of deferred compensation	-	-	(307,137)	-	-	307,137	-
Common stock issued for cash-less exercise of options and/or warrants	2,611,756	261	(261)	-	-	-	-
Net income	-	-	-	23,171,536	-	-	23,171,536

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2006	718,988,982	$71,899	$91,652,399	$(56,236,175)	$-	$-	$35,488,123

Accounting for employee stock options	-	-	175,440	-	-	-	175,440
Common stock issued upon exercise of warrants	2,949,587	294	(294)	-	-	-	-
Net loss	-	-	-	(1,756,904)	-	-	(1,756,904)

Balance at September 30, 2007	721,938,569	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period from Inception, September 5, 1995, to September 30, 2008, (Unaudited for the Period from
Inception to September 30, 1998)

			Additional
	Common Stock		Paid-In	Accumulated	Subscription	Deferred
	Shares	Amount	Capital	Deficit	Receivable	Compensation	Total

Balance at September 30, 2007	721,938,569	$72,193	$91,827,545	$(57,993,079)	$-	$-	$33,906,659

Common stock issued for director compensation	300,000	31	88,469	-	-	-	88,500
Accounting for employee stock options	-	-	48,460	-	-	-	48,460
Net loss	-	-	-	(3,071,157)	-	-	(3,071,157)

Balance at September 30, 2008	722,238,569	$72,224	$91,964,474	$(61,064,236)	$-	$-	$30,972,462

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2008, 2007 and 2006 and for the Period From
Inception, September 5, 1995 to September 30, 2008

				“Unaudited”
				Inception to
				September 30,
	2006	2007	2008	2008

Cash Flows From Operating Activities
Net income (loss)	$23,171,536	$(1,756,904)	$(3,071,157)	$(61,064,236)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation and depletion expense	9,147	21,917	30,571	1,416,501
Write-offs and abandonments	-	-	-	7,742,128
Deferred income taxes	(960,000)	(1,088,758)	30,360	(2,018,398)
Compensatory stock options	1,084,340	175,440	48,460	1,308,240
Gain from settlement	-	-	-	(252,310)
Gain on sale of partial interest in DRSTP concession	(30,102,250)	-	-	(30,102,250)
Amortization of beneficial conversion feature associated with convertible debt	-	-	-	2,793,929
Amortization of deferred compensation	-	-	-	1,257,863
Loss on extinguishment of debt	-	-	-	5,682,368
Stock issued for services	-	-	-	20,897,077
Stock issued for settlements	-	-	-	225,989
Stock issued for officer bonuses	-	-	-	5,015,000
Stock issued for interest and penalties on convertible debt	-	-	-	10,631,768
Stock issued for board compensation	1,976,548	-	88,500	2,065,048
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,040,938)	893,077	(19,464)	(199,418)
Accounts payable and other accrued liabilities	(1,210,546)	(1,598,173)	(156,342)	(2,769,238)
Current tax liability	3,013,147	(3,013,147)	-	-
Accrued officers’ salaries	-	-	-	-
Accounts payable and accrued liabilities, related party	(1,995,236)	169,175	116,319	354,933
Accrued interest – related party	-	-	-	-
Accrued retirement obligation	-	-	-	485,000

Net cash used by operating activities	$(6,054,252)	$(6,197,373)	$(2,932,753)	$(36,530,006)

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30, 2008, 2007 and 2006 and for the Period From
Inception, September 5, 1995 to September 30, 2008

				“Unaudited”
				Inception to
				September 30,
	2006	2007	2008	2008

Cash Flows From Investing Activities
Release of restricted cash	$-	$-	$-	$-
Purchase of DRSTP concession	-	-	-	(5,679,000)
Proceeds from sale of partial interest in DRSTP concession	45,900,000	-	-	45,900,000
Purchase of furniture and equipment	(3,124)	(71,808)	(32,168)	(909,368)

Net cash provided (used) by investing activities	45,896,876	(71,808)	(32,168)	39,311,632

Cash Flows From Financing Activities:
Proceeds from warrants exercised	160,000	-	-	160,000
Proceeds from common stock, net of expenses
Proceeds from line of credit, related party	-	-	-	2,750,000
Proceeds from non-convertible debt,related party	-	-	-	158,700
Proceeds from convertible debt, related party	-	-	-	8,207,706
Proceeds from sale of convertible debt	-	-	-	9,019,937
Proceeds from bank borrowing	-	-	-	175,000
Proceeds from stockholder loans	-	-	-	1,845,809
Proceeds from stock subscription receivable	-	-	-	913,300
Repayment of shareholder loans	-	-	-	(1,020,607)
Repayment of long-term debt	-	-	-	(189,508)

Net cash provided by financing activities	160,000	-	-	28,975,386

Net increase (decrease) in cash and cash equivalents	40,002,624	(6,269,181)	(2,964,921)	31,757,012

Cash and cash equivalents, beginning of period	988,490	40,991,114	34,721,933	-

Cash and cash equivalents, end of period	$40,991,114	$34,721,933	$31,757,012	$31,757,012

The accompanying notes are an integral part of these financial statements

ERHC ENERGY INC.
A CORPORATION IN THE DEVELOPMENT STAGE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2008, 2007 and 2006 and for the Period From
Inception, September 5, 1995 to September 30, 2008

Note 1 – Summary of Significant Accounting Policies

General Business and Nature of Operations

ERHC Energy Inc. is independent oil and gas company that reports as a development stage enterprise because there are currently no significant operations and no revenue has been generated from business activities.  ERHC was formed in 1986, as a Colorado corporation, and was engaged in a variety of businesses until 1996, when it began its current operations as an independent oil and gas company.  ERHC’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central West Africa.  The Company’s current focus is to exploit its primary assets, which are rights to working interests in exploration acreage in the Joint Development Zone (“JDZ”) between the Democratic Republic of Sao Tome and Principe (“DRSTP”) and the Federal Republic of Nigeria (“FRN”) and in the exclusive territorial waters of Sao Tome (the “Exclusive Economic Zone” or “EEZ”).  The Company has formed relationships with upstream oil and gas companies to assist the Company in exploiting its assets in the JDZ as further described in Note 4.  ERHC currently has no other operations.

Consolidated Financial Statements

The consolidated financial statements include the accounts of ERHC and its wholly owned subsidiaries, after elimination of all significant inter-company accounts and transactions.

Use of estimates

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period for the years then ended. Actual results could differ significantly from those estimates.

Reclassification

Certain prior year amounts have been reclassified to confirm with the current year presentation.

Cash equivalents

ERHC considers all highly liquid short-term investments with an original maturity of three months or less, when purchased, to be cash equivalents.

Concentration of risks

ERHC primarily transacts its business with four financial institutions. From time to time the amount on deposit in either one of these institutions may exceed the $250,000 federally insured limit.  The balances are maintained in demand accounts to minimize risk.

ERHC’s focus is to exploit its assets which are agreements with the DRSTP concerning oil and gas exploration in EEZ and with the JDA concerning oil and gas exploration in the JDZ.  ERHC has formed relationships with Sinopec International Petroleum Exploration and Production Corporation Nigeria (“Sinopec”), and Addax Energy Nigeria Limited (“Addax Ltd.”) to assist ERHC in leveraging its interests in the EEZ and the JDZ. ERHC currently has no other operations.

Successful efforts

ERHC uses the successful efforts method of accounting for oil and gas producing activities.  Under this method, acquisition costs for proved and unproved properties are capitalized when incurred.  Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed.  Development costs, including the costs to drill and equip development wells and successful exploratory drilling costs to locate proved reserves are capitalized. Exploratory drilling costs are capitalized when incurred pending the determination of whether a well has found proved reserves.  A determination of whether a well has found proved reserves is made shortly after drilling is completed. The determination is based on a process that relies on interpretations of available geologic, geophysic, and engineering data.  If a well is determined to be successful, the capitalized drilling costs will be reclassified as part of the cost of the well.  If a well is determined to be unsuccessful, the capitalized drilling costs will be charged to expense in the period the determination is made.  If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future.  If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense.

In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well is not carried as an asset for more than one year following completion of drilling.  If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense.  Its costs can, however, continue to be capitalized if sufficient quantities of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well’s economic and operating feasibility.

The impairment of unamortized capital costs is measured at a lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. ERHC determines if impairment has occurred through either adverse changes or as a result of the annual review of all fields.

Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method using proved developed and proved reserves, respectively. The costs of unproved oil and gas properties are generally combined and impaired over a period that is based on the average holding period for such properties and the Company’s experience of successful drilling.

Asset Retirement Obligation

ERHC’s asset retirement obligation relates to the plugging and abandonment of certain oil and gas properties in Wichita Falls, Texas. The provisions of SFAS No. 143 require the fair value of a liability for an asset retirement obligation to be recorded and a corresponding increase in the carrying amount of the associated asset.  The cost of the tangible asset, including the initially recognized asset retirement cost is depleted over the useful life of the asset.  If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded to the retirement obligation and the asset retirement cost. The offsetting ARO liability is recorded at fair value, and accretion expense recognized as the discounted liability is accreted to its expected settlement value.  The fair value of the ARO asset and liability is measured using expected future cash out flows discounted at the Company’s credit adjusted risk free interest rate. These oil and gas properties were abandoned and written off during the year ended September 30, 1999 and the current liability is fully accreted and represents management’s best estimate of the fair value of the outstanding obligation.

Impairment of long-lived assets

ERHC evaluates the recoverability of long-lived assets when events and circumstances indicate that such assets might be impaired.  ERHC determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts.  Impairments are charged to operations in the period to which events and circumstances indicate that such assets might be impaired.  ERHC has evaluated its investment in its DRSTP concession fee in light of its 2003 Option Agreement (see Note 4) and there have been no events or circumstances that would indicate that such asset might be impaired.

Income taxes

Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, the deferred tax assets and liabilities are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the Company expects the differences to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because the Company assumes that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, which gives rise to a deferred tax asset. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, the Company must establish a valuation allowance.

The Company estimates the provision for income taxes based on income before income taxes for each tax jurisdiction in which the Company has established operations. The Company does not provide incremental U.S. income taxes on un-remitted foreign earnings taxed at rates less than the U.S. tax rates as such earnings are considered permanently invested.

On October 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.  Diluted income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding, after giving effect to potentially dilutive common share equivalents outstanding during the period.  Potentially dilutive common share equivalents are not included in the computation of diluted income (loss) per share if they are anti-dilutive.  Diluted income (loss) per common share is the same as basic for all periods presented because the effect of potentially dilutive common shares arising from outstanding stock warrants and options was anti-dilutive.  For the year ended September 30, 2006, the potentially dilutive common shares from stock options and warrants were 5,346,423.  If all convertible debt instruments, including accrued interest were to be considered, an additional 192,680 common shares for the year ended September 30, 2006 may have been dilutive depending on the results of operations. For the year ended September 30, 2008 and 2007, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Stock-based compensation

On October 1, 2005, ERHC began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment, as interpreted by SEC Staff Accounting Bulletin No. 107. Prior to October 1, 2005, ERHC had accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted with no intrinsic value. ERHC adopted the modified prospective transition method provided for under SFAS No. 123R, and consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the first quarter of Fiscal 2006 includes: 1) quarterly amortization related to the remaining unvested portion of all stock option awards granted prior to October 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and 2) quarterly amortization related to all stock option awards granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

New accounting pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (SFAS 141R), “Business Combinations,” and No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141R also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs.  Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141R and SFAS 160 will become effective for fiscal years beginning after December 15, 2008. ERHC will adopt these new accounting standards on October 1, 2009, but the Company does not expect the adoption to have a material impact on our financial statements.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of September 30, 2008 and 2007:

	2008	2007

Accounts payable	$222,044	$380,228
Accrued stock payable – success fee	4,803,750	4,803,750

Amount outstanding	$5,025,794	$5,183,978

Note 3 – Revision to Financial Statements

ERHC revised its financial statements to report as a development stage company for the year ended September 30, 2006.  Accordingly, the statements of operations, stockholders’ equity and cash flows include inception to date amounts.  The consolidated statements of stockholders’ equity of the Company for the years ended from inception (September 5, 1995) through September 30, 1998 were audited by other auditors who are no longer members of the Public Company Accounting Oversight Board and whose reports for each of the years ended from inception (September 5, 1995) through September 30, 1998 expressed an unqualified opinion on those statements.

Note 4 – Sao Tome Concession

In April 2003, the Company and the DRSTP entered into an Option Agreement (the “2003 Option Agreement”) in which the Company relinquished certain financial interests in the JDZ in exchange for exploration rights in the JDZ.  The Company additionally entered into an administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority (“JDA”).  The administration agreement is the formal agreement by the JDA that it will fully implement ERHC’s preferential rights to working interests in the JDZ acreage as set forth in the 2003 Option Agreement and describes certain procedures regarding the exercising of these rights.  However, ERHC retained under a previous agreement the following rights to participate in exploration and production activities in the EEZ subject to certain restrictions:  (a) the right to receive up to two blocks of ERHC’s choice and (b) the option to acquire up to a 15% paid working interest in up to two blocks of ERHC’s choice in the EEZ.  The Company would be responsible for its proportionate share of exploration and exploitation costs in the EEZ blocks.

The following represents ERHC’s current rights in the JDZ blocks.

JDZ Block #	ERHC Original Participating Interest (1)	ERHC Joint Bid Participating Interest	Participating Interest(s) Sold	Current ERHC Retained Participating Interest

2	30%	35%	43% (2)	22%
3	20%	5%	15% (3)	10%
4	25%	35%	40.5% (4)	19.5%
5	15%	(5)	(5)	15%
6	15%	(5)	(5)	15%
9	20%	(5)	(5)	20%

(1)	Original Participating Interest granted pursuant to the Option Agreement, dated April 2, 2003, between DRSTP and ERHC (the “2003 Option Agreement”).

(2)	In March 2006, ERHC sold an aggregate 28.67% participating interest to Sinopec and an aggregate 14.33% participating interest to Addax Ltd.

(3)	In February 2006, ERHC sold a 15% participating interest to Addax Sub.

(4)	By a Participation Agreement made in November 2005 and subsequently amended, ERHC sold 40.5% participating interest to Addax.

(5)	No contracts have been entered into as of the date hereof.

This exercise of the Company’s rights was subject to the condition that if no license is awarded or a license is awarded and subsequently withdrawn by the JDA prior to the commencement of operations, ERHC will be entitled to receive its working interest in that block in a future license awarded for the block.

 On March 15, 2006, Godsonic and ERHC (on behalf of the ERHC/Addax consortium) entered into an agreement wherein ERHC agreed to assign 9% of its interest in Block 4 to Godsonic subject to certain stipulated financial and other conditions to be fulfilled by Godsonic. On April 11, 2006, ERHC and Addax by an amendment to the Participation Agreement, agreed that Addax would acquire 7.2% of the 9% interest in the event that Godsonic failed to meet agreed upon conditions and foreclosed from the claims to the 9% interest. This would give Addax a total of 40.5% interest and ERHC 19% in Block 4.

In July 2007, Godsonic failed to meet the stipulated conditions and ERHC reclaimed the 9% interest. Addax claimed entitlement under the existing agreements to 7.2% out of the recovered 9%, without payment of any further consideration to ERHC.  In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties no further consideration was payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent.

In February 2006, ERHC sold 15% of its 25% participating interest in Block 3 of the JDZ to Addax Petroleum Resources Nigeria Limited (“Addax Sub”) for $7.5 million which was paid in the second quarter of fiscal 2006. Under the participation agreement between ERHC and Addax Sub, Addax Sub agreed to “carry” all of ERHC’s future costs in respect of petroleum operations in Block 3. Upon production Addax Sub is entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until Addax Sub recovers 100% of the costs advanced on behalf of ERHC.

In March 2006, ERHC sold a 28.67% participating interest in Block 2 of the JDZ to Sinopec International Petroleum Exploration and Production Corporation Nigeria (“Sinopec”), and a 14.33% participating interest in Block 2 of the JDZ to Addax Energy Nigeria Limited (“Addax Ltd.”) leaving a 22% participating interest in Block 2 to the Company. In exchange, Sinopec paid ERHC $13.6 million and Addax Ltd. paid ERHC $6.8 million in the second quarter of fiscal 2006. Under the participation agreement among ERHC, Sinopec and Addax Ltd., Sinopec will serve as operator, and Sinopec and Addax Ltd. will pay all of ERHC’s future costs in respect of petroleum operations in Block 2. Sinopec and Addax Ltd. are entitled to 100% of ERHC’s allocation of cost plus up to 50% of ERHC’s allocation of profit until they recover 100% of the costs they advanced on behalf of ERHC and Sinopec is to receive 6% interest on its future costs, up to $35 million, but only to the extent that those interest costs are recoupable out of   production.

ERHC sold various participating interests in Blocks 2, 3 and 4 (as noted above) during 2006 for total cash proceeds of $45,900,000.  Following is an analysis of the sale of the participating interests in blocks 2, 3 and 4.

	Cost	Cash	Success	Gain
	Basis	Proceeds	Fees (1)	Loss

Block 2	$946,500	$20,400,000	$12,958,250	$6,495,250

Block 3	946,500	7,500,000	-	6,553,500

Block 4	946,500	18,000,000	-	17,053,500

Total	$2,839,500	$45,900,000	$12,958,250	$30,102,250

(1) See Note 5

ERHC’s goal is to enter into agreements to exploit its interests in Blocks 5, 6 and 9 also.  Additionally, the Company intends to exploit its rights in the EEZ.

Note 5 – DRSTP Success Fee

ERHC agreed to pay a $3 million cash success fee ($1.5 million was paid in March 2006 and the remaining $1.5 million was paid in March 2007) to Feltang International Inc., a British Virgin Island company that was responsible for obtaining Sinopec’s participation in Block 2.  ERHC will also issue to Feltang 5,250,000 shares of common stock and warrants to purchase 6,500,000 shares at an exercise price of $0.355 per share.  The common stock was valued at $4,803,750 (included in accounts payable at September 30, 2008, 2007 and 2006) based on the quoted market value of the common stock on the date Sinopec signed the production sharing agreement. The warrants were valued at $5,154,500 based on a valuation using the Black-Scholes Option Pricing Model and the following assumptions; market price of $0.915, strike price of $0.355, volatility of 115%, interest rate of 4.42%, dividend yield of 0% and expected life of 4 years.

Upon sale of the participation interests, ERHC removed the entire cost of the related blocks due to the uncertainty surrounding their unproved interests.

Note 6 – Convertible Debt

At September 30, 2008 and 2007, ERHC had $33,513 and $33,513 of nonaffiliated convertible debt, respectively, and $8,719 and $6,876 accrued but unpaid interest outstanding, respectively.  At September 30, 2008 and 2007, this note was in default and ERHC was unable to locate the investor.  If the outstanding convertible debt were converted using the conversion price of $0.20 per share, ERHC would be required to issue 201,945 shares of common stock based on an outstanding principal amount of $33,513 and accrued interest of $8,719.

Note 7 – Income Taxes

At September 30, 2008, ERHC had a consolidated net operating loss carry-forward (“NOL”) of approximately $2.7 million.

The composition of deferred tax assets and the related tax effects at September 30, 2008 and 2007 are as follows:

	2008	2007

Net operating losses	$1,430,118	$931,241
Income tax receivable	2,018,398	1,568,758
Accrual for asset retirement	164,900	164,900

Total deferred tax assets	3,613,416	2,664,899
Valuation allowance	(1,595,018)	(616,141)

Net deferred tax asset	$2,018,398	$2,048,758

The $2,018,398 deferred tax asset at September 30, 2008, represents a refundable amount of $2,018,398 to be claimed by ERHC because of overpayment made in its 2006 tax return.

The $2,048,758 deferred tax asset at September 30, 2007, represents $480,000 of the minimum NOL carry back claim from losses in 2008 against September 30, 2006 taxable income and a refundable amount of $1,568,758 to be claimed by ERHC because of overpayment made in its 2006 tax return.

The difference between the income tax benefit (provision) in the accompanying statement of operations and the amount that would result if the U.S. federal statutory rate of 34% were applied to pre-tax income (loss) for years ended September 30, 2008, 2007 and 2006, is as follows:

	Years Ended September 30,
	2008	2007	2006

Income tax benefit (provision) at federal statutory rate	$1,033,870	$1,183,167	$(8,579,742)
Gain on sale of assets	-	-	59,243
Change in valuation allowance	(978,877)	1,998,759	19,179,493
Expiration and adjustment of NOL’s	-	(1,364,518)	(12,266,000)
Director’s stock compensation	(24,633)	(30,090)	(44,896)
Consultants stock option expense	-	(59,650)	(368,676)
State income tax	-	-	(9,853)
Penalties	-	(3,621)	(31,771)
Other	-	(1,047)	(798)

Income tax benefit (provision)	$30,360	$1,723,000	$(2,063,000)

In preparing the Company’s consolidated financial statements, the Company assesses the likelihood that its deferred tax assets will be realized from future taxable income. The Company establishes a valuation allowance if it determines that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in its consolidated statements of operations as a provision for (benefit from) income taxes. The Company exercise significant judgment in determining its provisions for income taxes, its deferred tax assets and liabilities and its future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. During 2007, the Company assessed the need for a valuation allowance against its deferred tax assets. The deferred tax asset valuation allowance was $1,595,018 as of September 30, 2008. The valuation allowance relates to the net operating losses.

At September 30, 2008, the Company has Federal net operating loss carry forward of approximately $4,200,000. The federal loss carry forward expires on various dates through 2028.

FIN 48

On October 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, which provides a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

The Company’s tax return for the year ended September 30, 2006 is currently under audit by the United States Internal Revenue Service (the “IRS”).

The Company is subject to taxation in the United States and various foreign jurisdictions. The Company’s tax years for 2005 through 2008 are subject to examination by the tax authorities. The Company is currently under examination by the Internal Revenue Service for the 2006 tax year. As of September 30, 2008 no audit adjustments have been made. Currently, an estimate of the range of the reasonably possible change in unrecognized tax benefits in the next 12 months cannot be made.

Note 8 – Shareholders’ Equity

Common Stock Issued Upon Exercise of Warrants

During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.

During 2006, 3,750,000 warrants were exercised on a cashless basis for 2,611,756 shares of common stock. Also during 2006, 800,000 warrants were exercised at $0.20 per share. ERHC received $160,000.

Common Stock Issued For Services

During the years ended September 30, 2008, 2007 and 2006, ERHC issued 4,965,000 shares of common stock for payment of director services as follows:  (i) 210,000 shares for 2008 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $72,450 has been accrued in accounts payable and accrued liabilities, related parties); (ii) 300,000 shares for 2007 services rendered (these shares were not yet issued by the Company as of the year end and fair value of $88,500 was accrued in accounts payable and accrued liabilities, related parties and reclassified to stockholders’ equity in 2008 upon issuance); and (iii) 325,000 shares for 2006 services rendered (these shares had a fair value of $132,048).

Stock Options Issued and Re-Priced

On January 1, 2005, ERHC issued options to purchase a total of 1,750,000 shares of common stock, upon completion of a full year of service to three consultants as part of their initial compensation packages.  These options have an exercise price of $0.20 per share and vested on December 31, 2005.  Fair value of $816,550 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2006, include (1) 4.57% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 115%, and (4) zero expected dividends. These options were exercised, on a cashless basis, during the year ended September 30, 2006, for a total of 1,339,030 shares.

During the year ended September 30, 2005, ERHC modified the exercise price of 3,000,000 options granted to one employee from $0.30 per share to $0.20 per share, which made those options subject to variable plan accounting.  Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of ERHC’s common stock to the extent that the market value exceeds the new exercise price of the option.  Variable plan accounting is applied to the re-priced options until the options are exercised, forfeited, or expire unexercised.  For the year ended September 30, 2005, ERHC incurred additional expense of $194,737 as a result of an upward change in the fair market value on the underlying common stock.  In January 2006, 1,000,000 of these options were cancelled upon the resignation of the employee and a reduction to expense of $60,660 was recognized in fiscal 2006.  The remaining 2,000,000 options were exercised, on a cashless basis, in June 2006 and 1,272,727 shares were issued.

During the year ended September 30, 2007, the Company issued 1,000,000 options to purchase common stock of the Company to an employee. These options are for a term of three years, have an exercise price of $0.43 and vest over one year. Fair value of $223,900 was calculated using the Black-Scholes Model. Variables used in the Black-Scholes option-pricing model during the year ended September 30, 2007, include (1) 4.90% discount rate, (2) warrant life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $48,460 and $175,440 was recorded during the years ended September 30, 2008 and 2007, respectively, related to these options.

Warrants/Options

Information regarding warrants/options, their respective changes and their weighted average exercise prices as of and for the fiscal years ended September 30, 2008, 2007 and 2006 are as follows:

			Weighted	Market			Weighted	Exercise
			Average	Price			Average	Price
			Exercise	Intrinc			Exercise	Intrinc
Description	Warrants		Price	Value	Options		Price	Value

Balance at September 30, 2005		15,166,940	$0.37	0		3,000,000	$0.30	0.03

Granted		6,500,000	0.36			-
Exercised	(b)	(800,000)	0.20		(c)	(2,000,000)	0.30
Expired or cancelled.		-	-			(1,000,000)	0.30
				0				0
Balance at September 30, 2006		20,866,940	0.37			-	0.03

Granted		-	-			1,000,000	0.43
Exercised	(a)	(5,625,000)	0.20			-	-
Expired or cancelled.		(1,840,000)	0.50			-	-

Balance at September 30, 2007		13,401,940	0.43	0		1,000,000	0.43	0

Granted		-	-			-	-
Exercised		-	-			-	-
Expired or cancelled.		(1,050,000)	0.75			-	-

Balance at September 30, 2008		12,351,940	0.40	0		1,000,000	0.43	0

Exercisable		12,351,940	0.40			1,000,000	0.43

(a) During 2007, 5,625,000 warrants were exercised on a cashless basis for 2,949,587 shares of common stock.
(b) During 2006, 800,000 warrants were exercised at $0.20 per share and proceeds of $160,000 were received.
(c) During 2006, 2,000,000 options were exercised on a cashless basis for 1,272,727 shares of common stock.

Significant warrant groups outstanding at September 30, 2008, and related weighted average exercise price, exercise price range and weighted average remaining contractual life information are as follows:

				Weighted
		Weighted	Exercise	Average
	Warrants	Average	Price	Contractual
Grant Grouping	Outstanding	Exercise Price	Range	Years

Chrome	2,500,000	$0.25	$0.25	0.27
Common stock purchase	9,731,940	0.41	0.20-0.55	0.13
Other	120,000	3.00	3.00	0.25

Total	12,351,940

Note 9 – Commitments and Contingencies

Legal Proceedings

DOJ, SEC and U.S. Senate Committee Subpoenas.  On May 4, 2006, a search warrant issued by the U.S. District Court of the Southern District of Texas, Houston Division, was executed on ERHC seeking various records including, among others, documents, if any, related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria.  The search warrant cited, among other things, possible violations of the FCPA, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and criminal conspiracy and wire fraud statutes.  ERHC filed suit in federal district court in Texas in June 2006 seeking to protect the Company’s attorney-client privileged documents and to allow its counsel to determine the factual basis for the DOJ’s search warrant affidavit, which is currently under seal.

A related SEC subpoena was issued on May 9, 2006, and a second related subpoena issued on August 29, 2006.  The subpoenas request from ERHC a range of documents including all documents related to correspondence with foreign governmental officials or entities in Sao Tome and Nigeria, personnel records (specifically, those regarding the Company’s former Chief Financial Officer, Franklin Ihekwoaba) and other corporate records.  The Company has been actively responding to both subpoenas.

On July 5, 2007, U.S. Senate Committee on Homeland Security and Governmental Affairs’ Permanent Subcommittee on Investigations served ERHC with a subpoena, in connection with its review of matters relating to the potential abuse of payments made to foreign governments. The subpoena, as amended on July 18, 2007, seeks documents and information regarding ERHC’s activities, particularly those related to the acquisition of ERHC’s interests in the Gulf of Guinea.  ERHC’s attorneys, Akin Gump Strauss Hauer & Feld LLP, are assisting ERHC in responding to all subpoenas.

The Company anticipates that these investigations may be lengthy and do not know when they will conclude.  If violations are found, the Company may be subject to criminal, civil and/or administrative sanctions, including substantial fines, and the resolution or disposition of these matters could have a material adverse effect on its business, prospects, operations, financial condition and cash flows.

ERHC/Addax Arbitration.  Addax, our consortium partner in JDZ Block 4, claimed entitlement under our existing agreements to 7.2% out of the recovered 9% interest in Block 4, leaving 1.8% remaining with ERHC. In July 2008, the London Court of International Arbitration (LCIA) confirmed that under the Participation Agreement between the parties in respect of JDZ Block 4, no further consideration is payable by Addax Petroleum to ERHC for Addax Petroleum’s 7.2 percent share of the 9 percent recovered by the ERHC/Addax consortium from Godsonic upon the failure of Godsonic to meet certain financial obligations under which the 9 percent was to have been transferred to Godsonic.

Lakeshore Arbitration.  In October 2006, Lakeshore Capital Limited (“Lakeshore”) filed an arbitration claim against ERHC seeking $4,400,000 for the alleged value of 4,500,000 shares of ERHC common stock and for a warrant to purchase 1,500,000 shares at an exercise price of $.20 per share, including interest and costs, as compensation for financial consultancy and related services rendered under a contract with ERHC dated May 20, 2002 and mediation conducted by the American Arbitration Association which resulted in the payment of $250,000 to Lakeshore.  Pursuant to the Settlement Agreement dated May 16, 2007, the arbitration was discontinued with prejudice.

Godsonic Negotiations.  In July 2007, ERHC and Godsonic commenced negotiations over relinquishment by Godsonic of any claims by Godsonic to entitlement to a 9% from the ERHC/Addax bid interest in JDZ Block 4. The parties reached a settlement in August 2007 which resulted in Godsonic’s relinquishment of all claims to the 9% interest in Block 4.

JDZ Blocks 5 & 6.  On November 3, 2008, the Company filed a suit in Nigeria to prevent any tampering with its rights in JDZ Blocks 5 and 6. The lawsuit comes after the JDA and the Joint Ministerial Counsel (JMC) of the Nigeria-São Tomé and Príncipe JDZ failed to give a satisfactory response to the Company’s letters seeking clarification on the Company’s rights in JDZ Blocks 5 and 6 following media reports stating that the JMC had approved of the Company’s removal from the Blocks. The Company was awarded a 15 percent working interest in each of the Blocks in a 2005 bid/licensing round conducted by the JDA, following the exercise by ERHC of preferential rights in the Blocks as guaranteed by contract and treaty.  If the Company fails to prevail in its lawsuit, there could be significant adverse affects on the Company’s future planned operations in JDZ Blocks 5 & 6.

In November 2008, the Company dispatched notices of arbitration for service on the JDA and the governments of Nigeria and Sao Tome & Principe to commence arbitration in London. ERHC wants the London Court of International Arbitration to clarify that ERHC's interests in JDZ Blocks 5 and 6 remain intact.

From time to time, ERHC may be subject to routine litigation, claims, or disputes in the ordinary course of business.  In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on ERHC’s consolidated financial position, results of operations or cash flows.  ERHC intends to defend these matters vigorously; the Company cannot predict with certainty, however, the outcome or effect of any of the litigation or investigatory matters specifically described above or any other pending litigation or claims.  There can be no assurance as to the ultimate outcome of these lawsuits and investigations.

Operating Lease

ERHC leases office space at 5444 Westheimer Road, Houston, Texas.  The lease for office space expires December 2011.  The monthly base rent payment is $8,920 for approximately 5,200 square feet.  During the years ended September 30, 2008, 2007 and 2006, ERHC incurred lease expenses of $104,330, $107,124 and $43,992, respectively.  The future remaining annual lease payments under this lease are as follows:

Year Ending September 30,	Amount

2009	$107,040
2010	107,040
2011	107,040
2012	26,760

Note 10 – Related Party Transactions

Mr. Emeka Offor resigned, effective August 12, 2007, as ERHC’s non-executive Chairman of the Board.  As of September 30, 2007, Mr. Offor, through Chrome Oil Services, Ltd. (“Chrome”) and Chrome Energy, LLC (“Chrome Energy”), beneficially owns approximately 43% of the common stock of ERHC.  He has been compensated as a director of the Company as follows:

Year	Cash Compensation	Common Stock Issuances	Value of Common Stock Issuances	Total Compensation
2008	$-	-	$-	$-
2007	38,100	60,000	17,700	55,800
2006	48,900	60,000	24,378	73,278

At September 30, 2007, ERHC owed Chrome Energy, the entity controlled by Mr. Offor, $62,314. This liability was fully paid during the year ended September 30, 2008.

Note 11 – Quarterly Financial Information (Unaudited)

For the Year Ended September 30, 2008

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,018,167	$1,170,240	$828,692	$1,263,044
Interest expense	461	461	460	461
Other income	431,863	322,962	225,079	261,285
Benefit (provision) for income tax	-	-	-	(30,360)
Net loss attributable to common stockholders	(586,765)	(847,739)	(604,073)	(1,032,580)
Basic and diluted earnings per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

For the Year Ended September 30, 2007

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,334,313	$1,181,541	$1,083,539	$1,377,372
Interest expense	461	461	461	460
Other income	543,632	540,495	457,541	457,036
Gain (loss) on settlements	-	-	(500,000	-
Benefit (provision) for income tax	269,000	197,000	539,241	717,759
Net loss attributable to common stockholders	(522,142)	(444,507)	(587,218)	(203,037)
Basic and diluted earnings per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

For the Year Ended September 30, 2006

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

General and administrative expenses	$1,232,792	$1,727,524	$1,459,282	$1,569,158
Gain on sale of partial interest in DRSTP concession fee	-	30,102,250	-	-
Interest expense	461	461	461	716
Other income	4,269	27,399	583,269	508,204
Benefit (provision) for income tax	-	(2,340,000)	300,000	(23,000
Net income ( loss) attributable to common stockholders	(1,228,984)	26,061,664	(621,474)	(1,039,670)
Basic and diluted earnings per share	$(0.00)	$0.04	$(0.00)	$(0.00)
The sum of the individual quarterly basic and diluted loss per share amounts may not agree with year-to-date basis and diluted loss per share amounts as a result of each period’s computation being based on the weighted average number of common shares outstanding during that period.

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to ERHC Energy, including its consolidated subsidiaries, is made known to the officers who certify ERHC’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation, ERHC’s principal executive and principal financial officers have concluded that ERHC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2008 to ensure that the information required to be disclosed by ERHC in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Our officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of ERHC is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). ERHC’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of ERHC’s internal control over financial reporting as of September 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that, as of September 30, 2008, ERHC’s internal control over financial reporting was effective.
The effectiveness of ERHC’s internal control over financial reporting as of September 30, 2008 has been audited by Malone & Bailey PC,  an independent registered public accounting firm who audited ERHC’s consolidated financial statements as of and for the year ended September 30, 2008, as stated in their report, which is included under “Item 8. Financial Statements and Supplementary Data.”

Changes in Internal Control Over Financial Reporting

There were no changes in ERHCs internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, ERHC’s internal control over financial reporting.

Item 9B.  Other Information

None.

PART III

Item 10.  Directors and Executive Officers of the Registrant; and Corporate Governance

The following are the Directors and Principal Executive Officer of the Company as of November 30, 2008 (1):

Name	Age	Position

Howard Jeter	61	Director
Andrew Uzoigwe	66	Director
Clement Nwizubo	56	Director
Peter C. Ntephe	42	Chief Operating Officer and acting Chief Executive Officer

(1) Nicolae Luca served as Interim Chief Executive Officer from July 2006 to April 2008, when he resigned from the board and from the position of interim Chief Executive Officer.. He served as a Director from February 2001 to April 2008.

Ambassador (rtd.) Howard F. Jeter has served as a Director since April 2005.  Ambassador Jeter retired from the State Department in 2003 after a distinguished 27 year career in the Foreign Service.  He retired with the rank of Career Minister.

Ambassador Jeter served as the United States Ambassador to Nigeria, 2000-2003.  He also served as Deputy Assistant Secretary of State for African Affairs, State Department Director for West Africa, President Clinton's Special Envoy for Liberia, and Ambassador to Botswana, respectively.   Ambassador Jeter was Deputy Chief of Mission and later Charge d’Affaires, ad interim, in Lesotho and Namibia.  He also had multi-year assignments in Tanzania and Mozambique. Ambassador Jeter has lived and worked in Africa for more than 18 years.

Ambassador Jeter was the recipient of numerous awards and commendations, including the Presidential Meritorious Service Award, Superior Honor Awards, and several Performance Awards.  He received the prestigious Bennie Trailblazer Award from Morehouse College and the International Peace and Justice Award from the Rainbow-Push Coalition, led by Reverend Jesse Jackson. Ambassador Jeter is a member of the Council on Foreign Relations, the American Foreign Service Association, and Phi Beta Kappa. He earned his Bachelor of Arts Degree, with Honors, from Morehouse College and Master's Degrees in International Relations/Comparative Politics and African Studies from Columbia University and UCLA respectively.

Following his retirement from the State Department, Ambassador Jeter began a career as an international business consultant, with a special focus on investment and trade promotion with Africa.  In 2006, he was named President and CEO of the Leon H. Sullivan Foundation, a non-governmental organization dedicated to preserving the work and legacy of Reverend Leon H. Sullivan.  Ambassador Jeter retired from the Sullivan Foundation in June, 2008.

Ambassador Jeter chaired the Africa Advisory Group of the U.S. Export-Import Bank, 2006- 2007, and currently serves on the Board of Directors of Africare and the Center for International Affairs at Morehouse College.  In Nigeria, he is an Honorary Board Member of the Anyiam-Osigwe Foundation, the Outreach Foundation, and was recently named to the International Advisory Board of the Ken Nnamani Centre for Leadership and Development. In May 2008, Ambassador Jeter moderated a plenary session at the U.S.-China Forum on Sustainable Energy and Environment in Beijing, co-sponsored by the U.S. Chamber of Commerce Institute for 21st Century Energy.  He also was a member of the New York-based East West Institute’s (EWI) delegation to the second round of the U.S.-China High Level Security Dialogue, co-hosted by the EWI and the China Institute of International Studies.

Andrew Uzoigwe has served as a Director since April 2005.  Dr. Uzoigwe started his career with Dow Chemical Company where he held various senior positions in its Walnut Creek Research Center and in its Specialty Chemicals Facility in Pittsburgh, California. He joined the Nigerian National Petroleum Corporation (NNPC) in 1981. During his tenure at NNPC, Dr. Uzoigwe held several senior technical and management positions including Chief Engineer and Project Coordinator (Petrochemicals), Group General Manager (R&D Division), Managing Director of NNPC’s Refining and Petrochemicals subsidiaries. In 1999 he was appointed the Group Executive Director (Exploration & Production) a position he held until he retired from NNPC in 2002. Dr. Uzoigwe has also served in the Governing Boards of Raw Material Research and Development Council, National Management Agency. He has traveled extensively on numerous professional and official assignments on behalf of NNPC and the Nigerian Government. Dr. Uzoigwe is a Registered Professional Mechanical Engineer and a Registered Professional Chemical Engineer in the State of California. He is a fellow of the Nigerian Society of Chemical Engineers and a Fellow of the Polymer Institute of Nigeria. He has a BSc (Mechanical Engineering) and a Master of Business Administration from University of California at Berkley. He also holds Msc and PhD degrees in Petroleum and Chemical Engineering from Stanford University California.

Clement Nwizubo has served as Director and Audit Committee Chairman since March 2006.  Mr. Nwizubo is currently President of Clement E. Nwizubo, CPA, PC, a New-York based accounting and management consulting firm, which he founded in 1987.  From 1985 to 1987, he was the Manager of Accounting and Financial Reporting at Primerica Corporation. From 1983 to 1985 he was the Audit Manager of Watson Rice and Company.  Between 1980 and 1983 he worked as a Senior Accountant with Stewart Benjamin and Brown.   Mr. Nwizubo is a Certified Public Accountant, and member of America Institute of Certified Public Accountants (AICPA). He received his BS in Accounting and Business Administration in 1977 from Oneonta State College and an MBA in 1980 from Fordham University.

Peter C. Ntephe served as Secretary from February 2001.  In April 2008, he was appointed Chief Operating Officer and acting Chief Executive Officer. From 1987 to 1992, Mr. Ntephe worked with Serena David Dokubo and Company, rising to the Head of the Corporate Legal Services Department.  From 1992 to 1999, he was a partner in the law firm of NSW Law and oversaw the firm’s provision of company secretarial services to corporate clients.  From 1999 to 2001, he was Chief Legislative Aide to the Chairman of the Senate Committee for Judiciary and Legal Matters, National Assembly of Nigeria.  Mr. Ntephe has a Bachelors’ and two Masters Degrees in law, the second Masters being a specialization in regulatory issues from the University of London.  He also has a Master of Science degree from the University of Oxford.  Since 2006, Mr. Ntephe has taught Business Law as part of adjunct faculty in the Business School of the American Intercontinental University, London.

Mr. Ntephe, like all officers, serves at the discretion of the Board of Directors, subject to contract.  There are no family relationships between or among any Executive Officers and Directors.  There are no arrangements or understandings between any Executive Officer or Director and any other person pursuant to which he was or is to be selected as an Executive Officer or Director.

Compensation of Directors

The Company's Directors’ compensation program is designed to enhance the Company's ability to attract and retain highly qualified Directors and to align their interests with the long-term interests of the Company's shareholders. The program consists of both a cash component, designed to compensate independent Directors for their service on the Board and its Committees, and an equity component, designed to align the interests of independent Directors and shareholders.

The number of stock awards granted to each director during the 2008 fiscal year was determined that the number of stock awards granted to each director was determined by reference to the awards in an equal amount that would yield thirty to fifty percent of total compensation of each director. The Company believes that stock awards will be included as a component of director compensation in future years in total share value similar to awards in fiscal 2008. Stock awards to directors are restricted shares under Rule 144 of the Securities Act of 1933, but they include no conditions for vesting.

Cash Compensation - During 2008, the basic annual cash retainer paid to each Director (other than the Board Chairman) was $16,000.   Each Board member is paid a meeting fee of $1,500 per Board meeting attended.

The Chairman of the Audit Committee is paid an annual retainer of $7,500.  The Chairman of the Compensation Committee is paid an annual retainer of $4,250.  The Chairman of the Governance and Nominating Committee is paid an annual retainer of $4,250.  Each member of the Audit Committee is paid an annual retainer of $2,500.  Each member of the Compensation Committee is paid an annual retainer of $2,000.  Each member of the Governance and Nominating Committee is paid an annual retainer of $2,000.  In addition, each Chairman and member of a Committee is paid a meeting fee of $750 per Committee meeting attended.

The following table sets forth information concerning total director compensation during the 2008 fiscal year for each non-employee director:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	Change in Pension Value Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total

Nicolae Luca	$9,500	$10,350	$-	$-	$-	$-	$19,850
Howard Jeter	53,250	20,700	-	-	-	-	73,950
Andrew Uzoigwe	51,000	20,700	-	-	-	-	71,700
Clement Nwizubo	54,500	20,700	-	-	-	-	75,200

(1)
The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2008 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2008, no non-employee directors had any aggregate outstanding deferred shares.The amounts included in the “Stock Awards” column represent the compensation cost recognized by the Company in 2008 related to non-option awards to directors, computed in accordance with Statement of Financial Accounting Standards No. 123(R), or SFAS No. 123(R). As of September 30, 2007, no non-employee directors had any aggregate outstanding deferred shares. .  The number of shares underlying stock awards to directors during fiscal 2008 were as follows: Nicolae Luca – 30,000 shares, Howard Jeter – 60,000 shares, Andrew Uzoigwe – 60,000 shares and Clement Nwizubo – 60,000 shares.  The disclosure relates solely to grants of restricted stock (Under Rule 144) in 2008.

(2)
The amounts included in the “Option Awards” column represent the compensation cost recognized by the Company in related to stock option awards to directors, computed in accordance with SFAS No. 123(R). There were no stock option awards to directors in 2008.

No table of the grant date fair value of stock option and deferred share awards made to each non-employee director has been included because no stock option or deferred share awards occurred during 2008.

It is expected that the directors will receive compensation in fiscal 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s Directors and Executive Officers, and persons who own beneficially more than ten percent (10%) of the common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission.  Copies of all filed reports are required to be furnished to the Company.  Based solely on the reports received and the representations of the reporting person, the Company believes that these persons have complied with all applicable filing requirements during the fiscal year ended September 30, 2008.

Corporate Governance

The Board of Directors has adopted a Code of Ethics to govern the conduct of all of the Officers, Directors and employees of the Company.  In addition, the Board has adopted Charters for its Governance and Nominating Committee, Audit Committee and Compensation Committee.  The Code of Ethics and Committee Charters, along with ERHC’s FCPA Policy and Whistleblower Protection Policy, can be accessed on the Company’s website www.erhc.com

Director Independence

The Company’s Board of Directors is required to have a majority of independent directors and has adopted director independence guidelines based upon and as defined in the NASDAQ listing standards. The Company is not listed on NASDAQ and is not subject to the rules of NASDAQ but applies the rules established by NASDAQ to establish director independence.  The Company’s Board of Directors periodically analyzes the independence of each director and has determined that the following directors meet the standards of independence under our Corporate Governance Guidelines and director independence guidelines, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment: Messrs. Nwizubo, Jeter and Uzoigwe. No Director is deemed independent unless the Board affirmatively established his/her independence.

Audit Committee

The Company’s Audit Committee is constituted of Messrs. Nwizubo (Chairman), Jeter and Uzoigwe.  The ultimate responsibility for good corporate governance rests with the Board, whose primary role is oversight, counseling and direction to the Company's management in the best long-term interests of the Company and its stockholders. The Audit Committee, in accordance with its charter, has been established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As described more fully in its charter, the purpose of the Audit Committee is to assist the Board in its general oversight of the Company's financial reporting, internal controls and audit functions.  Management is responsible for the preparation, presentation and integrity of the Company's financial statements; establishing and applying accounting and financial reporting principles; designing and implementing systems of internal controls; and establishing procedures designed to reasonably assure compliance with accounting standards, applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace the Company's independent auditors. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management. All of the members of the Audit Committee meet the independence and experience requirements of the SEC. The Board of Directors has determined that Mr. Nwizubo qualifies as an “Audit Committee Financial Expert” as defined by the SEC.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are “independent” under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. Stockholders should understand that the designation of “an Audit Committee Financial Expert” is an SEC disclosure requirement related to Mr. Nwizubo’s experience and understanding with respect to certain accounting and auditing matters.  The designation does not impose on Mr. Nwizubo’s any duties, obligations or liability greater than generally imposed on them as members of the Audit Committee and the Board, and this designation as an Audit Committee Financial Expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, as well as considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Overview

ERHC’s current business activity is to exploit its assets, which are rights to working interests in exploration acreage in the JDZ between the DRSTP and the FRN and in the EEZ.  Our current business plan is based on attracting and retaining a limited group of highly qualified professionals. ERHC had 5 employees at September 30, 2008 and 4 employees at the end of financial year September 30, 2007.

At this time in our development, it is critical to retain and motivate our current employees, as well as attract new talented personnel to the Company, in order to continue to work on the implementation of our business plan. The Company offers a competitive compensation and benefits package to enable us to recruit new employees and retain our current employees. The same benefits are generally available to each of our employees regardless of position.

Compensation Philosophy and Objectives

Our executive compensation program and objectives are based on our need to attract and retain executives with the talent and experience necessary for ERHC to achieve its goal of fully developing its assets. ERHC competes with  large energy companies that have substantially greater resources.  Therefore, the Company  must provide a total compensation package that is sufficiently competitive  to attract and retain the required executive personnel. In determining a total compensation package, the Company does not rely on benchmarking to determine total compensation or any material element of compensation. Because we are a developing company, we sometimes use a combination of equity and cash as a compensation incentive. Our compensation and benefits include:

•	a base salary rate typically targeted at a level that is competitive in our market as determined by the Compensation Committee,
•	other equity awards, including equity grants to new hires to attract talented personnel and occasional grants of options/restricted shares to retain our talented employees, and
•	a comprehensive benefits package.

Since 2004, the equity portion of annual incentives has been paid primarily in restricted Company common stock. The incentive amount is generally converted to shares based on the closing price of the Company’s common stock on the date of grant.

Compensation Consultant

Each year, the Compensation Committee, working with independent compensation experts, evaluates the compensation earned by executive officers to assess if it is reasonable and adequate to retain the services of those executive officers and recommends to the Board of Directors appropriate compensation for the Named Executive Officers.  The Board reviews such recommendations and then adopts compensation for the upcoming year.  As the Company grows, it intends to explore more complex procedures for evaluating and fixing compensation for its executive officers.

Role of Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee has the responsibility to review and approve annual compensation, including the competitiveness of the total compensation package, for the Chief Operating Officer and Acting Chief Executive Officer, the Technical Vice President, the Controller and Head Office Administrator, Principle Financial Officer, and Vice President - Corporate Development  (collectively, the “Executive Officers”). The Compensation Committee endeavors to provide a compensation package for the Executive Officers that they believe is reasonable and competitive. Generally, the components of compensation provided to our Executive Officers are similar to those provided to our general employee population.

Base salaries, annual incentives and other equity awards for the Executive Officers are based on comparative industry salary produced by compensation consultant hired by the Committee. The Compensation Committee makes the final determination as to base salaries, annual incentives and equity awards for each of the Executive Officers based on Company performance and executive performance and their understanding of the employment market.

2008 Executive Compensation

Base Salaries

Base salaries for our Executive Officers and other employees are designed to be comparable to like positions in the marketplace from where we recruit. These competitive salaries are proposed by the Compensation Committee based on their familiarity with the current market for employees with similar qualifications.

Equity Awards

Overview

We may grant restricted stock, stock options and other equity-based awards to employees, consultants and non-employee directors under our 2004 Plan. As previously mentioned, our annual grants of equity awards are tied to the achievement of our annual performance objectives. Equity awards are also used for new hire incentives. We do not have a formal policy for the timing of granting equity awards but do not time equity awards to increase the economic value of the award to plan participants.

The Board has authorized the Compensation Committee to act on behalf of the Board in granting equity-based awards, including restricted stock and stock options, to eligible employees and consultants (other than Executive Officers).

We do not currently intend to grant stock or stock options except under limited circumstances, including stock awards granted to a director upon his or her initial election to the Board. Under the provisions of the 2004 Plan, stock awards or stock options cannot be granted at an exercise price of less than the closing price of a share of the Company’s common stock as reported on NASDAQ on the date of grant of such stock options. All equity grants to Executive Officers must be approved by the Compensation Committee or a subcommittee thereof. Stock options or stocks granted to members of the Board must be approved by the Compensation Committee.

Retention Plan

In 2006, the Compensation Committee granted stock options to the Technical Vice President in an effort to provide an employment incentive and encourage retention through this crucial stage in our operations. The options vest upon completion of one year of service from the grant date. The exercise price of each of the grants was set at the closing price of the Company’s common stock on the date of grant. The Technical Vice President’s grant consisted of 1,000,000 stock options with an exercise price of $0.43 per share. The closing price of the Company’s common stock on December 18, 2006, the date of this grant, was $0.43.

Perquisites

Perquisites are not provided to our officers.

Benefits

We provide the same level of benefits to all of our employees and Executive Officers.

Accounting and Tax Implications

Our 2004 Plan is designed to grant stock awards that are performance-based compensation expense that is fully deductible for federal income tax purposes. When the awards vest or are otherwise includible in the taxable compensation of the affected executives, we may not be able to recognize current or future tax benefits that may otherwise be available to the Company related to such awards. We began expensing equity awards in 2006 in accordance with FAS 123(R). In general, the accounting rules did not impact the types of equity awards granted to plan participants.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Dr. Andrew Uzoigwe-Chairman
Clement Nwizubo
Ambassador Howard Jeter

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Company’s named executive officers for 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (7)	All Other Compensation ($)	Total ($)
Nicolae Luca (1)
Interim Chief Executive Officer	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
James Ledbetter (2)
Technical Vice President	2008	230,000	—	—	48,460	—	—	—	278,460
	2007	191,083	—	—	175,440	—	—	—	366,523
	2006	—	—	—	—	—	—	—	—-
Sylvan Odobulu (3)
Controller and Head Office Administrator and Principalf Accounting Officer	2008	138,900	—	—	—	—	—	—	138,900
	2007	111,018	—	—	—	—	—	—	111,018
	2006	9,000	—	—	—	—	—	—	9,000
Peter Ntephe (4)
Chief Operating Officer and Chief Executive Officer (4)	2008	131,733	—	—	—	—	—	—	131,733
	2007	60,000	—	—	—	—	—	—	60,000
	2006	60,000	—	—	—	—	—	—	60,000
David Bovell (5)
Vice President - Corporate Development (5)	2008	95,000	—	—	—	—	—	—	95,000
	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Ali Memon (6)
Former Chief Executive Officer	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
	2006	58,333	—	—	—	—	—	—	58,333
Walter Brandhuber
Former Chief Executive Officer	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
	2006	125,000	—	—	—	—	—	—	125,000

(1)
Mr. Luca served as our Interim Chief Executive Officer from July 2006 to April 2008 In connection with service rendered as a member of our board of directors, Mr. Luca was issued 30,000 and 60,000 shares in the years ended September 30, 2008 and 2007, respectively. These shares were valued at $10,350 and $17,700 for the years ended September 30, 2008 and 2007, respectively. These values reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended September 30, 2008 and 2007, in accordance with FAS123(R) of awards made pursuant to the 2004 Plan excluding any reduction in value due to potential service-based forfeitures, and thus may include amounts from awards granted in and prior to 2008. Assumptions used in the calculation of these amounts are included in footnote 8 to the Company's audited financial statements for the fiscal year ended September 30, 2008 included in this Annual Report on Form 10-K. Mr. Luca also received cash compensation of $9,500 and $17,500 for service rendered as a member of our board of directors for the years ended September 30, 2008 and 2007, respectively. Mr. Luca received no additional compensation in his role as interim Chief Executive Officer and his compensation is described in “Compensation of Directors”. Mr. Luca resigned from the board in April 2008.

(2)
Mr. Ledbetter was issued 1,000,000 stock options at an exercise price of $0.43 per share on December 18, 2006. The option exercise price is $0.43 per share, the closing price of the Company's common stock on the date of grant. The options vest over a one-year period beginning on the date of grant. Fair value of $22.39 per share or a total of $223,900 was calculated using the Black-Scholes option pricing model. Variables used in this option-pricing model for the year ended September 30, 2007 were (1) 4.90% discount rate, (2) option life is the expected remaining life of the options as of each year end, (3) expected volatility of 75.00%, and (4) zero expected dividends. Option expense of $48,460 and $175,440 was recorded during the years ended September 30, 2008 and 2007, respectively, in accordance with FAS123(R).

(3)	Mr. Odobulu joined the Company in July 2006 as controller and has acted as Principal Accounting Officer since joining the Company.

(4)
Mr. Ntephe became COO (and began acting as interim CEO) upon Mr. Luca’s resignation in April 2008. Mr. Ntephe is contracted through ERHC’s  holding company, ERHC Energy Cayman Limited and  will be paid a salary of $236,000 per year for his services as a COO and Interim CEO.

(5)	Mr. Bovell was became VP of Corporate Development on May 1, 2008 and receives a salary of $235,000 per year. Mr. Bovell is contracted through ERHC’s holding company, ERHC Energy Cayman Limited.

(6)
Pursuant to Mr. Memon’s employment agreement, Mr. Memon exercised on a cashless basis an option to purchase up to 2,000,000 shares of Company common stock in June 2006 and acquired 1,272,727 shares. Mr. Memon resigned from the Company in 2006.

(7)	ERHC does not provide either a pension plan or a nonqualified deferred compensation plan for any of its employees.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the information about grants made to the Company’s named executive officers in 2008 pursuant to the 2004 Plan.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Nicolae Luca (3)		—	—	—	—	—	—	—	—	—	—
James Ledbetter		—	—	—	—	—	—	—	—	—	—
Sylvan Odobulu		—	—	—	—	—	—	—	—	—	—
Peter Ntephe		—	—	—	—	—	—	—	—	—	—
David Bovell		—	—	—	—	—	—	—	—	—	—

(1)	The number in this column reflects the rule 144 restricted stock awarded in 2008 pursuant to the 2004 Plan.

(2)
Reflects the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended September 30, 2008 in accordance with FAS123R of awards made pursuant to the 2005 Plan excluding any reduction in value due to potential service-based forfeitures.

(3)
Mr. Lucas was a director serving on an interim basis as Chief Executive Officer. He received no compensation associated with the position of Interim Chief Executive officer and the grant of common stock associated with his service as a director is described in “Compensation of Directors”.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table reflects all outstanding equity awards held by the Company’s named executive officers as of September 30, 2008.

	Option Awards						Stock Awards
Name	Number ofSecurities Underlying Unexercised Options			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable		Unexercisable
Nicolae Luca	—		—	—	—	—	—	—	—	—
James Ledbetter	1,000,000	(1)	—	—	$0.43	12/18/2008	—	—	—	—
Sylvan Odobulu	—		—	—	—	—	—	—	—	—
Peter Ntephe	—		—	—	—	—	—	—	—	—
David Bovell	—		—	—	—	—	—	—	—	—

(1)	The options were granted on December 18, 2006 and vested upon the completion of one year of service.

OPTION EXERCISES AND STOCK VESTED

The following table reflects the stock options exercised by the Company’s named executive officers during 2008 and their restricted stock that vested during 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nicolae Luca	—	—	—	—
James Ledbetter	—	—	—	—
Sylvan Odobulu	—	—	—	—
Peter Ntephe	—	—	—	—
David Bovell	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As of September 30, 2008, Company has entered into four employment or other agreements that include a change of control severance provisions with an executive officer, including the named executive officers. The Company’s employment agreements with its technical vice president, Mr. Ledbetter, provides that Mr. Ledbetter would be eligible for payments upon any termination without cause prior to expiration of the contract as described below under Employment Contracts.

Employment Contracts

Following is an analysis of the Company’s employment contracts with named executive officers at September 30, 2008:

Employee	Position	Date of Agreement Commencement	Date of Agreement Termination	Term of Agreement	Monthly/Annual Compensation	Estimated Cost if Triggering Event Occurred at September 30,2008 (*)

Peter Ntephe	Chief Operating Officer and Acting Chief Executive Officer	4/22/2008	4/21/2010	2 years	$19,667 / 236,000	$-

James Ledbetter	Technical Vice President	12/19/2006	12/18/2008	2 years	$19,167 / 230,000	$115,000

David Bovell	Vice President of Corporate Development	5/1/2008	4/30/2010	2 years	$19,583 / 235,000	$-

Sylvan Odobulu	Controller and Head Office Administrator and Acting Chief Financial Officer	7/3/2008	7/2/2010	2 years	$13,500 / 162,000	$-

The above contracts provides for the following:

An extension provision that at any time before the expiration of the primary term the agreement that it may be renewed upon mutual agreement on the same terms and conditions contained in the current agreement herein or on such other terms and conditions as the Company and the employee mutually agree.

The employee's status as an employee of the Company terminates immediately and automatically upon the earliest to occur of: (i) his death or “Disability", (ii) his/her discharge by the Company "For Cause", (iii) his/her termination by the Company by notice or, (iv) the expiration, without renewal, of the employment term. Termination of the employment agreement with cause results in the Company having no further responsibility under the agreement.

For termination without cause for reasons of bankruptcy, insolvency, dissolution or liquidation of the Company, the Company is obligated to the employees for all amounts due during the remaining term of the employment agreement in either a lump sum or in the current monthly amounts for the remaining term together with all unpaid benefits awarded or accrued up to the date of termination.

If the employee is terminated without cause for other reasons, he/she is entitled to one to six months compensation depending on the time he/she has spent with

The Company.

A reasonable monthly vehicle allowance as approved by the Board of Directors at the Board’s discretion.

Annual paid vacation ranging from four to five weeks.

Reimbursement of authorized general business and travel expenses.

Relocation allowance in the event that the terms of employment require a move.

Incentive compensation as approved by the Company’s Board of Directors. After twelve months from the date of commencement of the primary term of the employment agreements each employee shall be entitled to any incentive compensation accrued up to the date of termination.

(*)	In the first six months of the employment contracts, no termination benefits accrue to the employees.

The Company neither had an employment agreement with Mr. Luca nor does it pay him a salary for his services as Interim Chief Executive Officer.

Mr. Ledbetter’s agreement provides for incentive compensation in the form of an option to purchase 1,000,000 shares at an exercise price of $0.43 per share.

 Mr. Ntephe, was paid annual compensation of $60,000, in the form of consultancy fees for his services as Secretary until April 2008.   Mr. Ntephe became COO (and began acting as interim CEO) upon Mr. Luca’s resignation in April 2008. Mr. Ntephe is contracted in that capacity through ERHC’s holding company, ERHC Energy Cayman Limited.

Mr. Bovell became Vice President Corporate Development from May 1 2008.  Mr. Bovell is contracted in that capacity through EHRC’s holding company, ERHC Energy Cayman Limited.

Mr. Odobulu was employed by the Company in July 2006 and was placed under contract as shown above.

Securities Authorized for Issuance Under Equity Compensation Plans

In November 2004, the Board of Directors adopted a 2004 Compensatory Stock Option Plan pursuant to which it reserved 20,000,000 shares for issuance.  This plan was approved at a special meeting of the stockholders of the Company in February 2005.  Under this plan, 7,576,756 shares have been issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	I
Equity compensation plans approved by security holders	1,000,000	$0.43	11,423,244
Equity compensation plans not approved by security holders	-	-	-

Compensation Committee Interlocks Insider Participation

The Company’s Compensation Committee is comprised Messrs. Jeter, Uzoigwe and Nwizubo. None of the members of the Compensation Committee has been or is an officer or employee of the Company, or is involved with a related transaction or a relationship as defined by Item 404 of Regulation S-K.  None of the Company’s Executive Officers serves on the Board of Directors or compensation committee of a company that has an Executive Officer that serves on the Company’s Board or Compensation Committee.  No member of the Company’s Board is an Executive Officer of a company in which one of the Company’s Executive Officers serves as a member of the Board of Directors or compensation committee of that company.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table and notes thereto set forth certain information regarding beneficial ownership of the common stock as of November 30, 2008 by (i) each person known by the Company to beneficially own more than five percent of the common stock, (ii) each Director, (iii) each named Executive Officer and (iv) all Directors and Officers of the Company as a group.  As of November 30, 2008, there were 722,238,550 shares of common stock issued and outstanding.   Beneficial ownership is determined in accordance with rules of the SEC and generally includes voting or dispositive power with respect to such shares.

Name and Address	Shares of common stock Beneficially Owned(1)		Percentage Of Voting Power

Principal Shareholders
Chrome Oil Services LTD	202,785,727	(1)	27.6%
c/o No 22 Lobito, Wuse II
Abuja, Nigeria

Chrome Energy, LLC	103,305,706	(2)	14.0%
c/o No 22 Lobito Crescent, Wuse II,
Abuja, Nigeria.

First Atlantic Bank	60,641,821		8.2%
4/6 Adetokunboh Ademola Street
Victoria Island, Lagos
Sir Emeka Offor	310,296,433	(1)(2)	42.1%

Directors and Named Executive Officer
Nicolae Luca(5)	235,000		*
Andrew Uzoigwe(5)	265,000		*
Howard Jeter(5)	265,000		*
Clement Nwizubo(5)	205,000		*
Peter Ntephe(5)	388,889		*
James Ledbetter(4)	1,000,000		*

All directors and named exectuvie officer as a group (5 persons)	2,358,889		0..3%

*	Less than one percent.

(1)
The number of shares beneficially owned by each person or group as of November 30, 2008 (except where another date is indicated) includes shares of common stock that such person or group had the right to acquire on or within 60 days after that date, including, but not limited to, upon the exercise of options and vesting and release of restricted stock units. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

(2)
Includes warrants to purchase 2,500,000 shares of the Company’s common stock, of which 1,500,000 expire in October 2008 and have a $0.25 per share exercise price, and 1,000,000 expire in April 2009 and have a $0.25 per share exercise price.

(3)	Sir Emeka Offor is the beneficial owner of the shares held of record by Chrome Oil Services, Ltd., and Chrome Energy, LLC as the sole voting and investment power over these shares.

(4)	Includes 1,000,000 stock options with an exercise price of $0.43 per share that expire on December 18, 2009.

(5)	c/o Suite 1440, 5444 Westheimer Road, Houston, TX 77056

Item 13. Certain Relationships and Related Transactions

Review, Approval Or Ratification Of Transactions With Related Persons

The Audit Committee of the Company is responsible for review, approving or ratifying related party transactions, including any related-party transaction that the Company would be required to disclose pursuant to Item 404 of Regulation S-K promulgated pursuant to the rules and regulations of the SEC.

Policy

The Audit Committee, which consists solely of independent Directors, must review all “Related Person Transactions” as defined by Item 404 of Regulation S-K of the rules promulgated by the SEC. The Audit Committee will approve a Related Person Transaction only if it determines that the Related Person Transaction is consistent with the business interests of the Company. In considering the Related Person Transaction, the Committee will consider all relevant factors, including as applicable: (i) the Company’s business rationale for entering into the Related Person Transaction; (ii) whether the Related Person Transaction is on terms comparable to those available to third parties, or in the case of employment relationships, to employees generally; (iii) the potential for the Related Person Transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (iv) the overall fairness of the Related Person Transaction to the Company.

Procedure

Directors and executive officers are responsible for bringing a potential Related Person Transaction to the attention of the Chair of the Audit Committee.

Transactions in 2008

None

Item 14.  Principal Accounting Fees and Services

Aggregate fees for professional services rendered by Malone & Bailey, PC for the fiscal years ended September 30, 2008 and 2007, were as follows:

	2007	2008

Audit fee	$92,125	$109,303
Audit-related fees	$5,200	$3,750
Tax fees	$8,341	$29,328
All other fees		$-
______________

Audit fees for the fiscal years ended September 30, 2008 and 2007 represent the aggregate fees billed for professional services rendered for the audit of the Company’s annual financial statements and review of financial statements included in its quarterly reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Tax fees for the fiscal year ended September 30, 2008 and 2007, represents the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning.

All other fees for the fiscal year ended September 30, 2008 and 2007, represents the aggregate fees billed for products and services provided by the Company’s audit professionals other than the services reported in the other categories.  All other fees generally relate to fees assessed for corporate tax restructuring and other general corporate tax related matters.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee on an annual basis reviews audit and non-audit services performed by the independent auditor.  All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.  The Audit Committee has considered the role of Malone & Bailey in providing services to us for the fiscal year ended September 30, 2008 and has concluded that such services are compatible with Malone & Bailey’s independence as the Company’s auditors.

PART IV

Item 15.  Exhibits and Financial Statement Schedules and Reports on Form 8-K

(32)	Consolidated Financial Statements and Schedules:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

2.	Consolidated Financial Statement Schedule: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

3.	The following documents are filed as exhibits to this report:

1.	Consolidated Financial Statements: See Index to Consolidated Financial Statements immediately following the signature pages of this report.

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
Exhibit 3.1*	Articles of Incorporation
Exhibit 3.2*	Bylaws
Exhibit 4.1*	Specimen Common Stock Certificate.
Exhibit 4.2*	Form of Amended and Restated 12% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.3*	Form of Amended and Restated 5.5% Convertible Promissory Note, dated effective January 2001.
Exhibit 4.4*	20% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.5*	Term Loan Agreement, dated February 15, 2001, by and between Chrome and ERHC.
Exhibit 4.6*	Senior Secured 10% Exchangeable 10% Convertible Promissory Note, dated January 31, 2001, in favor of Chrome.
Exhibit 4.7*	Form of Warrant entitling Chrome to purchase common stock of the Company, exercise price of $0.40 per share.
Exhibit 10.1*
Option Agreement, dated April 7, 2003, by and between the Company and the Democratic Republic of Sao Tome and Principe (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed April 2, 2003)

Exhibit 10.2*	Management and Administrative Services Agreement by and between Chrome Oil Services, Ltd. And the Company. (Incorporated by reference to Form 10-KSB filed September 24, 2001).
Exhibit 10.4*	Letter Agreement, dated November 29, 2004, by and between the Company and Chrome (incorporated herein by reference to Exhibit 10.1 of Form 8-K filed December 29, 2004).
Exhibit 10.5*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.2 of Form 8-K filed December 29, 2004).
Exhibit 10.6*	Promissory Note, dated December 15, 2004, made by the Company in favor of Chrome (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed December 29, 2004).
Exhibit 10.7*	Employment Agreement with Ali Memon.
Exhibit 10.8*	Audit committee charter
Exhibit 10.9	Employment Agreement with James Ledbetter
Exhibit 10.10	May 21, 2001 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.11	March 15, 2003 Memorandum of Agreement made b/w DRSTP and ERHC
Exhibit 10.12	April 2, 2003 Option Agreement b/w DRSTP and ERHC
Exhibit 10.13	Administrative Agreement b/w Nigeria/DRSTP and ERHC
Exhibit 10.14	Block 2 Participation Agreement March 2, 2006 b/w ERHC, Addax and Sinopec
Exhibit 10.15	Block 2 Participation Agreement August 11, 2004 b/w ERHC and Pioneer
Exhibit 10.16	Block 3 Participation Agreement February 16, 2006 b/w ERHC and Addax
Exhibit 10.17	Block 4 Participation Agreement November 17, 2005 b/w ERHC and Addax
Exhibit 10.18	Block 4 2nd Amendment to Participation Agreement March 14, 2006
Exhibit 10.19	Block 4 3rd Amendment to Participation Agreement July 14, 2006
Exhibit 10.20	Employment Agreement with Sylvan Odobulu
Exhibit 10.21	Employment Agreement with David Alan Bovell
Exhibit 10.22	Employment Agreement with Peter Ntephe
Exhibit 31.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification Pursuant to 18 U.S.C Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed

SIGNATURES

In accordance with the Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on May 5, 2009 on its behalf by the undersigned, thereunto duly authorized.

ERHC Energy Inc.
By:	//s//Peter Ntephe
Peter Ntephe
Chief Operating Officer & Chief Executive Officer
//s//Sylvan Odobulu
Sylvan Odobulu
Principal Accounting Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
//s// Howard Jeter	Director	May 5, 2009
Howard Jeter	Member Audit Committee
//s// Andrew Uzoigwe	Director	May 5, 2009
Andrew Uzoigwe	Member Audit Committee
//s// Clement Nwizubo	Director	May 5, 2009
Clement Nwizubo	Chairman Audit Committee

Exhibit 31.1
CERTIFICATIONS

I, Peter Ntephe, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 5, 2009 /s/ Peter Ntephe
Peter Ntephe Chief Operating officer and Acting Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS

I, Sylvan Odobulu, certify that:

1. I have reviewed this annual report on Form 10-K of ERHC Energy Inc

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

May 5, 2009
/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer

Exhibit 32.1
CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2008, as filed with the Securities and Exchange Commission (the “Report”), Peter Ntephe, Chief Operating Officer and Chief Executive Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Peter Ntephe
Peter Ntephe Chief Operating Officer and Chief Executive Officer May 5, 2009

Exhibit 32.2

CERTIFICATIONS PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of ERHC Energy Inc., a Colorado corporation (the “Company”), on Form 10-K for the year ended September 30, 2008, as filed with the Securities and Exchange Commission (the “Report”), Sylvan Odobulu, Principal Accounting Officer of the Company, does hereby certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Sylvan Odobulu
Sylvan Odobulu Principal Accounting Officer May 5, 2009

[A signed original of this written statement required by Section 906 has been provided to ERHC Energy Inc. and will be retained by ERHC Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Employment Agreement

Sylvan Adobulu

Exhibit 10.20

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy Inc, a Colorado corporation ("Company"), and Sylvan Odobulu ("Employee") is effective from July 3, 2008 (the "date of Commencement").

WHEREAS the Employee has been employed for the two years immediately preceding the date of Commencement as the Company's Internal Accountant/Auditor;

WHEREAS the Company and the Employee have agreed that the Employee should be appointed the Company's Controller and Head-Office Administrator upon the terms and conditions hereinafter following;

NOW THIS AGREEMENT WITNESSES

The Company and the Employee are agreed as follows:

1.             Employment. Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on 3 July 2008 ("the date of commencement") and expiring 24 months after the date of commencement, which period is hereinafter called "the Primary Term."

2.             Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree. Unless either party expresses in writing and delivers a notice of intention not to renew, at least sixty (60) days in advance, this Agreement shall be deemed to have automatically renewed for a term equal to the Primary Term.

3.             Duties. The Employee shall serve as the Controller and Head Office Administrator of the Company and shall perform, faithfully and diligently, such duties, and shall have such responsibilities appropriate for such position, as shall be assigned to him from time to time by the CFO, the Chief Executive Officer ("CEO") or the Board of Directors of the Company ("the Board"). As part of the said duties and responsibilities, Employee may from time to time be required to provide Internal Control and Administrative services to any of the Company's affiliates and subsidiaries. The Employee shall devote his full time and attention to his employment with the Company. The Employee may, with the approval of the Chief Executive Officer or the Board of Directors, serve on the boards of directors of the Company's affiliates and subsidiaries.

4.             Compensation and Benefits.

(a) Salary. During the Employment Term, the Company will provide Employee a base salary of $13,500 per month. The base salary shall be payable in bi-weekly installments, less state and federal withholding, social security, and other standard payroll deductions as shall be required to be withheld by applicable law or regulations, payable to Employee in accordance with the policies of the Company as from time to time in effect.

(b) Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, Employee shall from time to time receive such incentive compensation as may be approved by the Board. Incentive compensation under this Agreement shall not be payable at any time earlier than the end of 6 months from the Commencement of the Primary Term. It is agreed that the period of assessment and accrual for determination of amount payable as compensation shall commence on the date of Commencement of this Agreement. It is understood and agreed that the accrual of such incentive compensation shall be based on the attainment of performance targets as mutually agreed between the Chief Executive Officer and the Employee and approved by the board. For the purpose of incentive compensation based on stock price performance, it is hereby agreed that the baseline price for the Company stock is the closing price of the Company stock on the OTC Bulletin Board on the date of commencement. The Employee shall be responsible for all federal, state and local taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c) Vehicle Allowance. The Employee shall be entitled to a monthly vehicle allowance of $1,250.

(d) General Business Expenses. Subject to sub-paragraph (e) of this paragraph 4, the Company shall pay or reimburse the Employee for all authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

(e) Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available.

(f) Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of four weeks in every consecutive period of 12 months from the date of commencement provided always that the specific dates on which the vacation is taken shall be determined by the Chief Executive Officer. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(g) Relocation Expense. Company agrees to reimburse the Employee for relocation associated with this employment in an amount to be agreed between the Chief Executive Officer and the Employee.

(h) Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation schemes that are generally open to participation by all employees of the company.

5.              Termination of Employment.

2

(a) The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (iii) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment.

The Employee hereby accepts such employment subject to the terms and conditions hereof.

(b) As used herein, Tor Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (iii) the Employee's indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c) As used herein, "Disability" shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the duties assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that, in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d) Additional Grounds for Termination by Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

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(e) Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Chief Executive Officer to the Employee or at such later time as may be specified in the notice. If such termination occurs:

(i)             after the first 6 (six) months from the date of commencement of the Primary Term but before the expiration of 12 (twelve) months from the commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his salary for 9 (months) months as well as to any incentive compensation accrued up to the date of termination,

(ii)            after 12 (twelve) months from the commencement of the Primary Term, the Employee shall be entitled to any incentive compensation accrued up to the date of termination as well as to the amount that would have accrued as his salary for 6 (six) months.

It is hereby agreed that any payment to which the Employee is entitled under this paragraph 5(e) shall be deemed to be the Employee's full and final termination entitlement including but not limited to severance remuneration (and hereinafter called "Termination Entitlement") in the circumstances. The Company shall pay the Termination Entitlement in monthly installments as it customarily pays the Employee's Salary PROVIDED ALWAYS AND IT IS HEREBY AGREED that any payment accruing to the Employee under paragraph 5(e)(i) or 5(e)(ii) shall continue to be made to the Employee until whichever occurs earlier of (a) the end of the period stated in the respective sub-paragraph, as the case may be, or (b) the Employee commences other employment commensurate with the Employment contained in this Agreement.

(f) Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company two months' prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

(g) Termination of Membership of the Board. Upon termination of this Agreement whether by the Company or the Employee, the Employee's appointment to the board of the Company or any of its subsidiaries and affiliates (if applicable) shall end at the same time and the Employee shall then immediately cease to be a member of the Board.

6.             Confidential Information. The Employee shall hold, both during the Employment and for a period of two (2) years thereafter, in a fiduciary capacity for the benefit of the Company ail secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that, without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

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7.             No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set forth in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.              Limited Covenant Not to Compete.

(a) While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted in a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b) As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter in this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set forth in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

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9.             Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Employment Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

10.           Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and all copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11            Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company or Company Group entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction and a permanent injunction and Employee stipulates and acknowledges that monetary recovery shall not be sufficient alone to compensate the Company in such events and waives proof thereof and the necessity for the Company to post a bond, except for the minimum amount permitted by law.

12.           Binding Effect.

(a) This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b) This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

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(c) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

13.           Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, first class, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:
ERHC Energy Inc
5444 Westheimer Road, Suite 1570
Houston, TX 77056
United States of America
Tel: 713 626 4700
Fax: 713 626 4704

If to the Employee, addressed to:
Mr. Sylvan Odobulu
5556 New Territory Blvd. 9202B
Sugarland, TX 77479
Tel No: 214 236 6493

or such other address as to which any party hereto may have notified the other in writing.

14.            Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

15.           Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or noncompetition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

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16.            Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.            Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.            Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.            Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ERHC Energy Inc.

By:	/s/ Peter Ntephe

Name:	Peter Ntephe

Title:	COO

SYLVAN ODOBULU

By:	/s/ Sylvan Odobulu

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Employment Agreement

David Allen Bovell

Exhibit 10.21
EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy (Cayman) Limited, a Company incorporated in the Cayman ("Company"), and David Alan Bovell ("Employee") is effective from May 1, 2008.

The Company and the Employee agree as follows:

1              Employment. Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on May 1, 2008 (the "date of Commencement") and expiring 24 months after the date of Commencement, which period is hereinafter called "the Primary Term."

2              Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree.

3              Duties The Employee shall serve as the Vice President Corporate Development of the Company and its subsidiaries. The Employee shall faithfully and diligently perform such duties and responsibilities appropriate to such position as may be determined by the Board of Directors of the Company ("the Board"). As part of the said duties and responsibilities, Employee may from time to time be required to provide executive management services to any of the Company's affiliates, subsidiaries and parent or holding companies.

4.              Compensation and Benefits.

(a) Salary. During the employment term, the Company will pay Employee a gross salary of US$235,000 per annum ("Salary"). The Salary is payable in equal monthly installments. The Employee shall be responsible for all personal taxes applicable to or arising from such Salary paid to the Employee.

(b) Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, the Employee shall receive such incentive compensation as shall be determined by the Board in conjunction with the Board of Directors of ERHC Energy Inc (the "Parent Board"). For the purpose of performance targets based on stock price performance of any of the Company's affiliates, subsidiaries or parent or holding company, it is hereby agreed that the baseline price for assessing stock price performance is the closing price of the relevant stock on the date of Commencement and such price shall be the strike price of any stock options to be awarded to the Employee as incentive compensation under the Employment. The Employee shall be responsible for all personal taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c) General Business Expenses. Subject to sub-paragraph (e) of this paragraph 4, the Company shall pay or reimburse the Employee for all authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

(e) Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available and there is a definite and urgent commercial necessity in the corporate interest of the Employee that the travel be immediately undertaken.

(f) Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of four (4) weeks in every consecutive period of 12 months from the date of Commencement. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(q) Relocation Allowance. If by virtue of this Employment, it becomes necessary for the Employee to relocate permanently from his current city or country of abode for the purposes of the Employment, the Company will reimburse to the Employee the cost of the requisite relocation by the Employee up to a maximum reimbursement of US$15,000. "Employee's relocation" in the preceding sentence includes relocation of the Employee and of the Employee's spouse, dependents and household items as well as any other relocation efforts or activities undertaken by the Employee in respect or as a result of the Employment.

(h) Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation and benefits schemes, including medical, dental, vision and life health-care benefits schemes and retirement plans that are generally open to participation by all employees of the Company. To the extent that the Employee is required by the terms of this engagement, or otherwise in the furtherance of the Company's interests, to engage in travel to remote or insecure locations where exceptional arrangements will be necessary to protect the Employee's security or health, the Company undertakes to cover all reasonable expenses relating thereto.

(i) Legal Costs. Subject to the provisions of the Company's Articles of Incorporation as of the date hereof on indemnification of officers and directors of the Company, if by virtue of the Employee fulfilling his duties under the terms of this Agreement, or otherwise engaging in activities in the furtherance of the interests of the Company, any legal proceedings are brought by third parties against the Employee in his capacity as an officer of the Company or personally, whether such proceedings are initiated before or after the termination of this Employment, the Company shall meet all the Employees legal costs reasonably and properly incurred in defending himself. For the avoidance of doubt the term legal proceedings shall be deemed to include any actions taken by any regulatory authority, properly constituted court of law, administrative tribunal, or governmental or professional investigatory body

5.              Termination of Employment.

(a) The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (iii) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment term.

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The Employee hereby accepts such employment subject to the terms and conditions hereof.

(b) As used herein, "For Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (iii) the Employee's indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c) As used herein, "Disability" shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the essential functions of his office and position or functions assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that, in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d) Additional Grounds for Termination by Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

(e) Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Board to the Employee or at such later time as may be specified in the notice. If such termination occurs:

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(i)             within 6 (six) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 1 (one) months from the date of termination;

(ii)            after the first 6 (six) months from the date of Commencement of the Primary Term but before the expiration of 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 3 (three) months from the date of termination;

(iii)           after 12 (twelve) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 6 (six) months provided that if the period from the date of termination to the expiration of the Primary Term is less than 6 (six) months, the Employee shall only be entitled to the incentive compensation accrued up to the date of termination plus the amount that would have accrued as his Salary for the period left till the date of expiration of the Primary Term.

(iv)           the Employee shall without limitation be entitled to retain all incentive compensation awarded prior to termination date in accordance with paragraph 4 of this Agreement, and all such incentive compensation awarded shall be deemed to vest with the Employee on the date of termination.

(f) Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company three months' prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

6.              Confidential Information. The Employee shall hold, both during the Employment and for a period of three (3) years thereafter, in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that, without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

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7.             No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set forth in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.             Limited Covenant Not to Compete.

(a) While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted on a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b) As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter into this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set forth in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

9.             Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Primary Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

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10.            Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and all copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11.            Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company, its affiliates, officers or directors entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction: and a permanent injunction. Employee stipulates and acknowledges that monetary recovery alone shall not be sufficient to compensate the Company in such events and waives proof thereof. Employee also waives the necessity for the Company to post a bond in any action sought to enforce the provision of this Agreement. Whenever a bond is mandatory notwithstanding contractual exclusion otherwise, the minimum amount permitted by law shall be applicable.

12.            Binding Effect.

(a) This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b) This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

(c) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

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13.            Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the tenth business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:

ERHC Energy (Cayman) Limited
Appleby Global
Clifton House
75 Fort St
P.O. Box 190
Grand Cayman KY1 -1104
Cayman Islands
[Or]
c/o Suite 1440,
5444 Westheimer Road
Houston, TX 77056

If to the Employee, addressed to:

David Bovell
Honeymead Cottage
Gate Street
Bramley
Surrey GU5 0LR
United Kingdom

OR such other address of which any party hereto may have notified the other in writing.

14.            Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of England and Wales, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

15.            Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or • verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

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16.           Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.           Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.           Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.           Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.           Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:

ERHC Energy (Cayman) Limited

By:	/s/ Peter Ntephe

Name:	Peter Ntephe

Title:	Chief Operating Officer

EMPLOYEE:

/s/ David Alan Bovell
David Alan Bovell

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 Employment Agreement

Peter Ntephe

Exhibit 10.22

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy (Cayman) Limited, a Company incorporated in the Cayman Islands ("Company"), and Peter Ntephe ("Employee") is effective from April 22 2008.

The Company and the Employee agree as follows:

1.      Employment Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on April 22 2008 (the "date of Commencement") and expiring 24 months after the date of Commencement, which period is hereinafter called "the Primary Term."

2.      Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree.

3.     Duties. The Employee shall serve as Chief Operating Officer of the Company and its subsidiaries. The Employee shall faithfully and diligently perform such duties and responsibilities appropriate to such position as may be determined by the Board of Directors of the Company (“the Board"). As part of the said duties and responsibilities, Employee may from time to time be required to provide executive management services to any of the Company's affiliates, subsidiaries and parent or holding companies.

4.     Compensation and Benefits.

(a)    Salary. During the employment term, the Company will pay Employee a gross salary of US$236,000 per annum ("Salary"). The Salary is payable gross in equal monthly installments. The Employee shall be responsible for all taxes applicable to or arising from such Salary paid to the Employee.

(b)    Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, the Employee shall receive such incentive compensation as shall be determined by the Board in conjunction with the Board of Directors of ERHC Energy Inc (the "Parent Board"). For the purpose of performance targets based on stock price performance of any of the Company's affiliates, subsidiaries, parent or holding companies, it is hereby agreed that the baseline price for assessing stock price performance is the closing price of the relevant stock on the date of Commencement and such price shall be the strike price of any stock options to be awarded to the Employee as incentive compensation under the Employment. The Employee shall be responsible for all federal, state and local taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c)    General Business Expenses. Subject to sub-paragraph (e) of this paragraph 4, the Company shall pay or reimburse the Employee for ail authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

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(e)   Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available and there is a definite and urgent commercial necessity in the corporate interest of the Employee that the travel be immediately undertaken.

(f)    Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of four (4) weeks in every consecutive period of 12 months from the date of Commencement. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(g)    Relocation Allowance. If by virtue of this Employment, it becomes necessary for the Employee to relocate permanently from his current city or country of abode for the purposes of the Employment, the Company will reimburse to the Employee the cost of the requisite relocation by the Employee up to a maximum reimbursement of US$25,000. “Employee's relocation” in the preceding sentence includes relocation of the Employee and of the Employee's spouse, dependents and household items as well as any other relocation efforts or activities undertaken by the Employee in respect or as a result of the Employment.

(h)   Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation and benefits schemes, including medical, dental, vision and life health-care benefits schemes and retirement plans that are generally open to participation by ail employees of the Company. To the extent that the Employee is required by the terms of this engagement or otherwise in the furtherance of the Company's interests, to engage in travel to remote or insecure locations where exceptional arrangements will be necessary to protect the Employee's security or health, the Company undertakes to cover all reasonable expenses relating thereto.

(i)    Legal Costs. Subject to the provisions of the Company's Articles of Incorporation as of the date hereof on indemnification of officers and directors of the Company, if by virtue of the Employee fulfilling his duties under the terms of this Agreement, or otherwise engaging in activities in the furtherance of the interests of the Company, any legal proceedings are brought by third parties against the Employee in his capacity as an officer of the Company or personally, whether such proceedings are initiated before or after the termination of this Employment, the Company shall meet all the Employees legal costs reasonably and properly incurred in defending himself. For the avoidance of doubt the term legal proceedings shall be deemed to include any actions taken by any regulatory authority, properly constituted court of law, administrative tribunal, or governmental or professional investigatory body

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5.     Termination of Employment.

(a)     The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (Hi) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment term.

The Employee hereby accepts such employment subject to the terms and conditions hereof.

(b)    As used herein, "For Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (iii) the Employee's indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c)    As used herein, "Disability shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the essential functions of his office and position or functions assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d)      Additional Grounds for Termination bv Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

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(e)    Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Board to the Employee or at such later time as may be specified in the notice. If such termination occurs:

(i)     within 1 (one) month from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 3 (three) months from the date of termination;

(ii)    after the first 1 (one) month from the date of Commencement of the Primary Term but before the expiration of 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 9 (nine) months from the date of termination;

(iii)   after 12 (twelve) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 6 (six) months provided that if the period from the date of termination to the expiration of the Primary Term is less than 6 (six) months, the Employee shall only be entitled to the incentive compensation accrued up to the date of termination plus the amount that would have accrued as his Salary for the period left till the date of expiration of the Primary Term.

(iv)   the Employee shall without limitation be entitled to retain all incentive compensation awarded prior to termination date in accordance with paragraph 4 of this Agreement, and all such incentive compensation awarded shall be deemed to vest with the Employee on the date of termination.

(f)     Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company three months* prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

6.     Confidential Information. The Employee shall hold, both during the Employment and for a period of three (3) years thereafter, in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

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7.      No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set form in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.      Limited Covenant Not to Compete.

(a)    While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted on a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b)   As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter into this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set form in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

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9.      Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Primary Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

10.    Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and ail copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11.   Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company, its affiliates, officers or directors entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction and a permanent injunction. Employee stipulates and acknowledges that monetary recovery alone shall not be sufficient to compensate the Company in such events and waives proof thereof. Employee also waives the necessity for the Company to post a bond in any action sought to enforce the provision of this Agreement. Whenever a bond is mandatory notwithstanding contractual exclusion otherwise, the minimum amount permitted by law shall be applicable.

12.    Binding Effect.

(a) This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b) This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

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(c) The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

13.   Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the tenth business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:

ERHC Energy (Cayman) Limited
Appleby Global
Clifton House
75 Fort St
P.O. Box 190
Grand Cayman KY1-1104
Cayman Islands
[Or]
c/o Suite 1440,
5444 Westheimer Road
Houston, TX 77056

If to the Employee, addressed to:

Peter Ntephe
8E Princes Court
37 Ahmed Onibudo Street
Victoria Island,
Lagos, Nigeria
[Or]
37 Achilles Close, London SE1 5HE

OR such other address of which any party hereto may have notified the other in writing.

14.    Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of England and Wales, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

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15.   Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

16.   Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.   Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.   Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.   Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:

ERHC Energy (Cayman) Limited

By:

Name:	Nicolae Luca

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15.   Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

16.   Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

17.   Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.   Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.   Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:

ERHC Energy (Cayman) Limited

By:

Name:	Nicolae Luca

Title:	INTERIM PRESIDENT/CEO

EMPLOYEE

/s/ Peter Ntephe
Peter Ntephe

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